EXHIBIT (f)(viii)

Queensland Commission of Audit – Interim Report June 2012

Queensland Commission of Audit

Interim Report June 2012

Queensland Commission of Audit

Interim Report June 2012

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Queensland Government 2012

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Queensland Commission on Audit

Interim Report June 2012

Queensland Commission of Audit Interim Report June 2012

Chairman: The Honourable Peter Costello AC

Commissioners: Prof Sandra Harding & Dr Doug McTaggart

15 June 2012

The Honourable Campbell Newman MP	The Honourable Tim Nicholls MP
Premier of Queensland	Treasurer of Queensland and Minister for Trade

Dear Premier and Treasurer

We are pleased to present to you the Interim Report of the Independent Commission of Audit into Queensland’s Financial Position, Public Sector Service Delivery and Infrastructure Program.

You have asked the Commission to review the Queensland Government’s current and forecast financial position, and to make recommendations on:

•	strengthening the Queensland economy

•	restoring the State’s financial position (including its AAA credit rating), and

•	ensuring value for money in the delivery of frontline services.

This Report covers the state of the Government’s financial position, in accordance with the first two issues in the Commission’s Terms of Reference.

It is disturbing to report that, in recent years, the Government of Queensland embarked on an unsustainable level of spending which has jeopardised the financial position of the State.

Queensland has moved from a position of considerable financial strength just six years ago to a position of weakness today.

When the State began “living beyond its means”, it began borrowing heavily to support the budget.

This meant it was particularly vulnerable to external shocks as occurred with the global financial instability of 2008 and the natural disasters of 2011.

State debt is now expected to top $100 billion by 2018-19.

Urgent fiscal repair is necessary just to stabilise debt which will continue growing in the absence of corrective measures. After that, the State will need a very large program of debt repayment to recover its AAA rating.

The first stage of the repair will require realigning government recurrent and capital spending so that it can be fully funded from the State’s recurrent revenue

The Commission considers the State will need fiscal consolidation of $3 billion over three years to put the Budget into genuine surplus. The revenue options open to the State are limited. As a result, most of the effort will have to be taken on the expenditure side, by implementing savings.

Queensland Commission of Audit Interim Report June 2012

The magnitude of the task is substantially larger than previously recognised because the former Government has built in unrealistically optimistic Budget assumptions that have masked the magnitude of the underlying structural problems.

The Commission has canvassed a range of options for achieving the necessary budget savings over the next three years, and urges you to commence the process immediately starting in the 2012-13 Budget.

The second stage will require a substantial reduction in debt which cannot be done through revenue increases and/or expenditure savings. It will be necessary to realise assets to reduce debt. If Queensland is to recover the position it had in 2007-08, it will need to reduce debt by $25-30 billion.

There are also a large number of outstanding unresolved and unfunded risks and contingent liabilities identified by the Commission which will need to be carefully managed to avoid further damage to the State’s financial position.

Remaining issues in the Terms of Reference will be addressed in our subsequent Reports in November 2012 and February 2013.

The Commission commends its Report to you.

The Commission would like to place on record its appreciation of the assistance provided by its secretariat in preparing this Report.

Yours sincerely

The Honourable Peter Costello AC	Professor Sandra Harding	Dr. Doug McTaggart
Chairman

Queensland Commission of Audit Interim Report June 2012

Linkage of Interim Report to Commission’s

Terms of Reference

Terms of Reference		Relevant Section of Report

1.	Financial position

a)	the State’s balance sheet, including net debt position and associated debt servicing charges	2

b)	the forecast trend in the balance sheet position over the forward estimates period	2

c)	the trends and long-term projections in growth of own-state revenue, including the various state taxes and charges as well as resources royalties	5

d)	the trends and long-term projections of GST Revenue under current arrangements as well as potential future arrangements as a result of the Greiner-Brumby-Carter report, which will be released before the Commission of Audit is due to report	6

e)	the trends and long-term projections of growth in expenditure across the various classes	3, 7 and 8

f)	whether there are any events, such as the 2018 Commonwealth Games funding obligation and the Carbon tax, not adequately provided for in the Mid-Year Fiscal and Economic Review or forward estimates	9

g)	any contingent liabilities that should be brought to the Government’s attention.	9 and 10

2.	Improving the State’s financial position

a)	policy settings and strategies to address any structural factors affecting the State’s finances, and to restore its AAA credit rating	1, 4, 11 and 12

b)	strategies to improve the State’s balance sheet management	1 and 12

c)	strategies to improve the sustainability of the State’s capital program beyond the forward estimates period to 2030	8 and 12

3.	Service delivery

a)	benchmarking public sector management and service delivery issues, including procurement, corporate services, and asset management, against other states	*

b)	identify any potential improvements to productivity, service quality, and value for money in service delivery across the public sector	*

c)	effectiveness of existing performance metrics and options for greater transparency and accountability through improved public reporting	*

d)	the adequacy, affordability and deliverability of the capital program over the forward estimates period	*

e)	strategies to encourage greater private sector involvement in the funding and/or direct provision of public infrastructure and services	*

f)	the efficiency of current pricing arrangements for regulated infrastructure, including electricity, water, rail and ports.	*

Queensland Commission of Audit Interim Report June 2012

4.	Government commercial enterprises

a)	the financial performance of Government owned corporations (GOCs) and commercial agencies	*

b)	the level of indebtedness of GOCs and commercial agencies, how such indebtedness compares with private sector peers and whether it is a prudent level	*

c)	measures to improve the operational performance and financial returns to the State from GOCs and commercial agencies	*

5.	The economy

a)	whether any government policies, taxes, regulatory arrangements, ownership structures or actions or inactions represent a constraint on Queensland’s economic growth	*

b)	recommendations to generate long-term systemic reform to grow and strengthen the Queensland economy.	*

*	These elements of the Terms of Reference will be addressed in the Commission’s subsequent Reports in November 2012 and February 2013.

Queensland Commission of Audit Interim Report June 2012

Key terms used in this Report

The Commission uses several key concepts and terms throughout this Interim Report. In some cases, the terminology used differs from that regularly employed in the State’s financial statements, particularly the standard definitions used in the Uniform Presentation Framework.

This reflects the Commission’s intention to ensure that the key concepts and recommendations are user friendly, and can be readily understood by readers.

Fiscal balance	The fiscal balance refers to the net lending/(borrowing) balance, as defined in the Uniform Presentation Framework operating statement.
The fiscal balance provides an indicator of the State’s annual borrowing requirement, by combining the net operating balance and net acquisitions of non-financial assets.
The fiscal balance is broadly equivalent in accrual terms to the underlying cash balance, which is the Australian Government’s headline budget measure.
Gross debt	Gross debt refers to the stock of borrowings accumulated over a period of time. It is equivalent to the “borrowing” item in the Uniform Presentation Framework balance sheet.
Debt

This is the primary debt concept used throughout the Report. As outlined in Section 2, debt refers to the measure of Queensland’s “net financial liabilities” as generally defined for credit rating analysis, especially by the Standard and Poor’s Ratings Services.

Debt is broadly the sum of gross debt and superannuation liabilities, less investments (particularly those held for superannuation purposes). It differs from the definition of net financial liabilities used in the Uniform Presentation Framework, which takes into account a broader range of assets and liabilities

Total Government	Total Government refers to the Non-financial Public Sector, which consolidates:
• the General Government sector (departments, statutory authorities, commercialised business units and shared service providers)
• the Public Non-financial Corporation sector (Government Owned Corporations and similar entities, excluding Financial Corporations).
Treasury	Unless otherwise specified, Treasury refers to the Queensland Department of Treasury and Trade.
States	States refers to Australian States and Territories. In some instances, comparisons are made between Queensland and ‘other large states’, which refers to New South Wales, Victoria and Western Australia
Note: Numbers in tables and charts throughout the Report may not add due to rounding.

Queensland Commission of Audit Interim Report June 2012

TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY	1
1.1	DETERIORATION OF THE STATE’S FINANCIAL POSITION	1
1.2	UNSUSTAINABLE DEBT POSITION	3
1.3	LACK OF EFFECTIVE EXPENDITURE RESTRAINT	6
1.4	THE CONSEQUENCES OF ILL-DISCIPLINE	10
1.5	OTHER RISKS AND CONTINGENT LIABILITIES	11
1.6	THE PROPER MEASURE OF THE BUDGET POSITION	11
1.7	RESTORING QUEENSLAND TO FINANCIAL STRENGTH	13
1.8	RECOMMENDATIONS	15

2.	THE STATE BALANCE SHEET	16
2.1	MEASURES OF DEBT	17
2.2	GROSS DEBT	17
2.3	NET DEBT	20
2.4	DEBT	21
2.5	DEBT SERVICING COSTS	23
2.6	NET WORTH	25

3.	GENERAL GOVERNMENT BUDGET POSITION	28
3.1	TRENDS IN THE GENERAL GOVERNMENT FISCAL BALANCE	28
3.2	GENERAL GOVERNMENT REVENUE AND EXPENSES	31
3.3	TREASURY UPDATED MAY 2012 FORWARD ESTIMATES	34
3.4	EFFECT OF NATURAL DISASTERS	38
3.5	ASSUMPTIONS UNDERLYING THE MAY 2012 FORWARD ESTIMATES	40

4.	PREVIOUS FISCAL PRINCIPLES	50
4.1	INITIAL FISCAL PRINCIPLES	50
4.2	THE “TRILOGY”	51
4.3	EVOLUTION OF THE FISCAL PRINCIPLES	51
4.4	CHARTER OF SOCIAL AND FISCAL RESPONSIBILITY	52
4.5	CHARTER OF FISCAL RESPONSIBILITY	57
4.6	FISCAL PRINCIPLES AND TARGETS IN OTHER JURISDICTIONS	61

5.	OWN SOURCE REVENUE	66
5.1	STRUCTURE OF OWN SOURCE REVENUES	66
5.2	TRENDS IN OWN SOURCE REVENUES	70
5.3	PROJECTIONS OF OWN SOURCE REVENUE	74

6.	AUSTRALIAN GOVERNMENT PAYMENTS	77
6.1	STRUCTURE OF AUSTRALIAN GOVERNMENT PAYMENTS	77
6.2	TRENDS IN AUSTRALIAN GOVERNMENT PAYMENTS	78
6.3	PROJECTIONS IN AUSTRALIAN GOVERNMENT PAYMENTS	81
6.4	PAYMENTS FOR SPECIFIC PURPOSES	82
6.5	ROLE OF NATIONAL PARTNERSHIP AGREEMENTS IN THE FEDERAL FINANCIAL RELATIONS FRAMEWORK	84
6.6	IMPACT OF NATIONAL PARTNERSHIPS ON THE STATE’S FINANCIAL OUTCOMES	90

Queensland Commission of Audit Interim Report June 2012

6.7	RELATIONSHIP BETWEEN STATE BUDGET PROCESS AND THE DEVELOPMENT OF NATIONAL PARTNERSHIPS	91
6.8	FUTURE APPROACH	92

7.	RECURRENT EXPENDITURE	95
7.1	GENERAL GOVERNMENT RECURRENT EXPENDITURE	95
7.2	TRENDS IN RECURRENT EXPENDITURE	97
7.3	EXPENDITURE PERFORMANCE	106
7.4	PROJECTIONS OF RECURRENT EXPENDITURE	107

8.	CAPITAL EXPENDITURE	112
8.1	CAPITAL EXPENDITURE STRUCTURE	112
8.2	TOTAL GOVERNMENT GROSS CAPITAL EXPENDITURE	114
8.3	GENERAL GOVERNMENT GROSS CAPITAL EXPENDITURE	118
8.4	GENERAL GOVERNMENT NET CAPITAL EXPENDITURE	120
8.5	PROJECTIONS OF CAPITAL EXPENDITURE	121
8.6	A SUSTAINABLE LEVEL OF CAPITAL EXPENDITURE	123

9.	RISKS AND CONTINGENT LIABILITIES	126
9.1	BACKGROUND	127
9.2	QUANTIFIABLE RISKS	129
9.3	CONTINGENT LIABILITIES	143

10.	RISKS OF GOVERNMENT COMMERCIAL BUSINESSES	155
10.1	OVERVIEW	155
10.2	GOVERNMENT OWNED CORPORATIONS	157
10.3	ERGON ENERGY CORPORATION LIMITED	164
10.4	QUEENSLAND RAIL LIMITED	165
10.5	TRANSLINK TRANSIT AUTHORITY	169
10.6	SOUTH EAST QUEENSLAND BULK WATER INDUSTRY	171
10.7	WORKCOVER	175
10.8	QUEENSLAND TREASURY HOLDINGS PTY LTD	176
10.9	OTHER GOVERNMENT COMMERCIAL BUSINESSES	177

11.	NEW FISCAL STRATEGY AND TARGETS	180
11.1	FINANCIAL AND PERFORMANCE FRAMEWORK	180
11.2	GUIDING VALUES	181
11.3	FISCAL STRATEGY AND TARGETS	185

12.	ACHIEVING THE NEW FISCAL TARGETS	190
12.1	OVERVIEW OF FISCAL REPAIR TASK	190
12.2	ANNOUNCED POLICIES OF THE CURRENT GOVERNMENT	191
12.3	MEASURES TO BE CONSIDERED UNDER THE FIRST STAGE OF THE FISCAL STRATEGY	192
12.4	MEASURES TO BE CONSIDERED UNDER THE SECOND STAGE OF THE FISCAL STRATEGY	201

ATTACHMENT 1 – TERMS OF REFERENCE		205
ATTACHMENT 2 – GLOSSARY		207

Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

1.	EXECUTIVE SUMMARY

1.1.	DETERIORATION OF THE STATE’S FINANCIAL POSITION

In recent years, the Government of Queensland embarked on an unsustainable level of spending which has jeopardised the financial position of the State.

Queensland has moved from a position of considerable financial strength just six years ago to a position of weakness today. Its performance has been worse than the other states over that period.

Based on Treasury’s updated May 2012 forward estimates, Queensland is forecast to record an operating deficit of $4.9 billion in 2012-13. The operating balance is also projected to be in deficit in 2013-14.

Table 1.1
General Government: Key financial aggregates ($ million)
	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Revenue	44,847	43,087	46,992	50,719	51,757
Expenses	46,679	47,995	49,099	50,443	51,573
Operating balance	(1,832)	(4,908)	(2,107)	277	184
Capital movements	(4,802)	(4,596)	(3,076)	(1,353)	(933)
Fiscal balance	(6,634)	(9,504)	(5,183)	(1,076)	(749)

Source: Treasury

Although small operating surpluses are projected for 2014-15 and 2015-16, they will not be sufficient to fund capital spending. This means there is a fiscal deficit right across the forward estimates to 2015-16.

Chart 1.1

General Government fiscal balance and operating balance (a)

(a)	The result for the operating balance in 2009-10 and 2010-11 was improved by an increase in grant revenue from the Australian Government for fiscal stimulus purposes. The associated capital expenditure by Queensland using these grants had no impact on the operating balance but is taken into account in the fiscal balance.

Source: Treasury

Queensland Commission of Audit Interim Report June 2012	Page 1

1.	Executive Summary

Box 1.1

Setting the baseline

The Commission regards the Treasury forward estimates as overly optimistic. They project a massive fiscal consolidation on the following assumptions:

•	14% annual growth in transfer duty year on year from 2013-14 to 2015-16

•	a rapid deceleration in employee expenses growth from average annual growth of 9.6% since 2005-06 to 3.7% over the forward estimates

•	a decline in net capital expenditure from $4.6 billion in 2012-13 to less than $1 billion in 2015-16.

If the trends of the last five years are extrapolated, the projections would show the fiscal deficit worsening to $19.7 billion in 2015-16, as shown in Chart 1.2.

Chart 1.2

General Government fiscal balance – historical trend scenario

Source: Commission of Audit

In order to avoid the confusion which would arise from using different starting points, this Report is based on the forward estimates updated by Treasury. The Commission cautions, however, that major corrective action will be needed to meet these assumptions and reach the baseline Treasury projections.

Page 2	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

The deterioration in Queensland’s financial position results from a lack of fiscal discipline.

Whilst revenues moderated from 2006, expenditures rose strongly thus opening a gap between receipts and spending which has widened since then and necessitated substantial borrowing.

Chart 1.3

General Government revenues and expenses

Source: Treasury

1.2.	UNSUSTAINABLE DEBT POSITION

The result is a blowout in Queensland Government debt. Gross debt is expected to be $64 billion in 2011-12, rising to $92 billion in 2015-16. Unless immediate corrective action is taken, gross debt will continue to escalate, reaching $100 billion by 2018-19.

Queensland Commission of Audit Interim Report June 2012	Page 3

1.	Executive Summary

Chart 1.4

Total Government gross debt

Source: Treasury

In the General Government sector, gross debt has increased more than tenfold in the past five years.

The structural budget weakness which led to an increase in borrowing (especially in the General Government sector) precipitated the downgrade of Queensland’s AAA credit rating in 2009-10. The global credit rating agency, Standard and Poor’s Ratings Services, noted in its latest report last year that:

“Queensland’s budgetary performance is the weakest of all the Australian States.”

As shown in Chart 1.5, Queensland’s ratio of debt to revenue has risen sharply, from below 20% in 2005-06 to more than 100% in 2011-12, and is currently forecast to peak at 132% in 2013-14. Queensland’s ratio is projected to be substantially higher than other states, and well outside the trigger band of around 100-110% for a AAA credit rating.

Page 4	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

Chart 1.5

Total Government debt to revenue ratio

Source: Treasury

Interest costs to service this debt are running at $3.5 billion in the Total Government sector in 2011-12, climbing to $5.3 billion or 9% of revenue in 2015-16. In 2011-12, interest costs in the General Government sector are $1.7 billion and will consume an increasing proportion of the State’s budget. This will severely limit Queensland’s budgetary flexibility and divert scarce resources away from core service delivery priorities.

Public debt interest has been the fastest growing expense of the Queensland Government over the last decade.

Chart 1.6

Interest expense

Source: Treasury

Queensland Commission of Audit Interim Report June 2012	Page 5

1.	Executive Summary

1.3.	LACK OF EFFECTIVE EXPENDITURE RESTRAINT

Since 2005-06, the State has been “living beyond its means”, with expenses growth significantly outstripping revenue. In the period between 2006-07 and 2010-11:

•	expenses grew at an average annual rate of 10.5%

•	revenue grew at an average annual rate of only 6.9%.

Chart 1.7

Growth in General Government revenue and expenses

Source: Treasury

Queensland has traditionally been a low tax state – its taxation revenue effort is 10% lower than the Australian average – but since 2007-08 its level of services spending has been around 6% higher than the Australian average.

Page 6	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

Chart 1.8

Level of services spending and taxation effort ratios

Source: Derived from Commonwealth Grants Commission, Report on GST Revenue Sharing Relativities, various years.

Between 2000-01 and 2007-08, Queensland experienced a revenue surge arising from strong economic growth. At that time, the Government decided to lock in ongoing commitments to higher levels of recurrent expenditure. This meant the State was left vulnerable and exposed to adverse shock, including the financial crisis of 2008 and the natural disasters of 2011. Because the Government had already exhausted its fiscal capacity, it began borrowing heavily to support the budget.

A major source of growth in expenditure has been the growth in employee expenses, encompassing both growth in employee numbers and growth in wages paid to Government employees. Over the period 2000-01 to 2010-11, employee expenses increased by an average 8.7% per annum, comprising:

•	growth in employee numbers of around 3.5% per annum

•	wages growth (including classification creep) of around 5.2% per annum.

In the period 2005-06 to 2007-08 alone (at the time of the Health Action Plan), employee expenses jumped by 40%.

Much of the increase in expenditure was directed at policy objectives, including:

•	child safety services

•	hospital bed numbers

•	increasing wages and conditions for doctors, nurses and clinical staff

•	public transport infrastructure and services

•	disability services

•	introducing a prep year into schooling.

Queensland Commission of Audit Interim Report June 2012	Page 7

1.	Executive Summary

There has been a significant expansion in the size of the Queensland public sector, both in absolute and relative terms. On a fulltime equivalent (FTE) basis, public service numbers have increased by 40% since June 2000 – from 146,323 (4.1% of the Queensland population) to 206,802 in June 2011 (4.5% of the population). Almost half of this increase (28,633) was in health, with the next largest contributor being education (13,889).

Data on the composition of the public sector workforce is not entirely reliable, but it would seem that while much of the increase in staffing numbers was directed to front-line service delivery, especially doctors, nurses and teachers, the large increases in staffing numbers have not been matched by commensurate increases in output. For example, while clinical FTEs have increased by about 31% since 2006-07, hospital activity (as measured by weighted activity units) has increased by only 21%. This suggests a weak outcome in terms of deployment of the workforce, and a poor return on the additional expenditure undertaken.

Further analysis of the effectiveness of service delivery will be undertaken in the Final Report.

Relatively high wages growth has also contributed significantly to the growth in employee expenses. Wages growth in the Queensland public sector has outstripped other jurisdictions, with average weekly earnings increasing by 16.7% in real terms since 2000-01, compared with only 12.7% for the public sector nationally. As a result, the Queensland public sector became a relatively high wage jurisdiction over the last decade.

The public service has also become more top-heavy, reflecting a change in employment profile and classification creep. Over the period 2000 to 2011, employment numbers increased across all Administrative Officer (AO) levels, other than a fall in the lowest classification level (AO1s). Most noticeably:

•	the proportion of public servants who are AO5 and below fell by 10%

•	the proportion of public servants who are AO6 and above increased by 10%.

Capital expenditure has also expanded rapidly to unsustainable levels, especially in the General Government sector. Notably, there have been large fluctuations in the level of capital expenditure over time. Capital expenditure in the General Government sector declined from 2000-2001 to just over 1.5% of GSP for several years, before surging to over 3.5% of GSP in 2009-10. In contrast, capital expenditure in other States has been relatively steady at around 1% of GSP for much of the last two decades, peaking at just over 1.5% of GSP in 2009-10.

Page 8	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

Chart 1.9

General Government capital expenditure as a share of GSP, interstate comparison

Source: Treasury

There is a case for higher levels of capital expenditure in Queensland, relative to other States, to support population growth and the infrastructure needs of a heavily decentralised state. Major infrastructure investment has occurred in the following areas:

•	the South East Queensland Infrastructure Plan

•	the upgrade of the electricity distribution network (following the recommendations of the Somerville Review)

•	the upgrade of the water infrastructure network

•	the “more beds for Queensland” hospital rebuilding and expansion program.

Nevertheless, the wide fluctuations in capital investment effort have compounded the difficulties of maintaining a responsible approach to financial management. In 2005-06, just 34% of capital expenditure was funded by borrowings. By 2010-11, 96% of all capital investment in the Queensland public sector was funded from borrowings.

Queensland Commission of Audit Interim Report June 2012	Page 9

1.	Executive Summary

Chart 1.10

Total Government capital program – sources of funds

Source: Queensland State Budget Paper 3 – Capital Statement, 2004-05 and 2011-12.

1.4.	THE CONSEQUENCES OF ILL-DISCIPLINE

There is no easy solution to Queensland’s financial problems. Irrespective of the policy merits or otherwise of the expenditure commitments that have been made in recent years, the harsh reality is that there are insufficient funds available to meet these commitments, without driving the State further into debt.

The magnitude of the fiscal repair task is substantially larger than previously recognised, as the former Government has locked in expenditure commitments and taken unrealistically optimistic budget assumptions to mask the magnitude of the underlying structural problems.

Queensland cannot be a high spending and low taxing State. It needs to choose between two alternatives:

•	high taxing and high spending

•	lower taxing and lower spending

Either expenditure (both recurrent and capital) needs to be wound back or revenues need to be dramatically boosted, so that the accumulation of further debt is arrested.

However, given the relatively narrow State tax base and the heavy reliance on Australian Government payments, there are limited prospects to boost revenue. It is likely therefore that a major part of the adjustment burden will need to be borne by the expenditure side of the budget. This is where much of the structural imbalance in the budget originated.

In the Commission’s view, the Queensland Government cannot continue to provide services to the same level or in the same way as at present. There is a need to:

•	review the range of services which should be provided by government

•	reprioritise and rationalise core service delivery functions

Page 10	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

•	evaluate whether there may be better ways of delivering some services.

These issues will be examined in more detail in the Commission’s subsequent Reports.

In addition, there is a need to better manage the risks associated with the assets and liabilities on the State’s balance sheet, including moving risks that can be better managed to parties other than government. Otherwise, there are inexorable cost pressures which will place an increasing burden on the State’s financial position.

As part of a new financial and performance framework, the Commission considers there is a need for improved processes for Parliament, and for improved budget management practices. Many of these will be picked up additionally in a later Report.

Queensland’s financial position is unsustainable. The State is currently locked into a debilitating cycle of over-expenditure, ever-increasing levels of debt, and crippling increases in debt servicing costs. A major task of fiscal repair is imperative to prevent further damage to the future prosperity of the State.

1.5.	OTHER RISKS AND CONTINGENT LIABILITIES

The Commission has identified a number of significant funding pressures and contingent liabilities which represent additional risks to the State’s financial position. If these risks were to materialise, indicative estimates by the Commission show that the additional costs in the General Government sector could be as follows:

•	operating costs of up to $4.2 billion over the forward estimates period, and another $1.4 billion with uncertain timing

•	capital costs of over $2.2 billion.

Major items include prospective budget over-runs in the Health Department, Department of Education, Training and Employment, and Department of Communities, Child Safety and Disability Services, IT system upgrades required across a number of departments, upgrade of the Government wireless network and backlogs of maintenance work. Other funding pressures include potential additional costs of the carbon tax and the State’s commitments to the Commonwealth Games. There are a number of further possible funding pressures which cannot be quantified at this time.

The State also has a number of Government Owned Corporations with significant commercial risks which may have adverse impacts on the State’s balance sheet. In particular, there is the prospect that, on current estimates, GOCs may need capital commitments of up to $5 billion from the General Government sector to fund capital investment programs. These capital needs will compete with other priorities for the use of scarce capital in core service delivery areas such as health, education and other social services.

1.6.	THE PROPER MEASURE OF THE BUDGET POSITION

Various measures to report the budget position have been used over recent decades. The Commission considers that the fiscal balance, the broadest measure, is the most useful. It includes both recurrent and capital spending. It most closely equates to the borrowing requirement and therefore to movements in the debt position.

Queensland Commission of Audit Interim Report June 2012	Page 11

1.	Executive Summary

The fiscal balance is also the measure that most closely equates to the underlying cash balance which is the widely reported bottom line of the Australian Government budget. The ratings agencies that report on the credit worthiness of Queensland securities look at debt as a proportion of revenue. A fiscal deficit will lead to increased debt. A fiscal surplus will reduce that debt.

The Government starts with a fiscal deficit forecast for 2012-13 that is far worse than 2011-12. One of the causes is that the Australian Government has pre-paid sums under the Natural Disaster Relief and Recovery Arrangements in 2011-12. This was done to bring forward Commonwealth expenditure and improve the bottom line of the Commonwealth Budget in 2012-13. It has the effect of worsening the bottom line for Queensland in that year. This produces a spike in the fiscal deficit for 2012-13.

Chart 1.11

Natural disaster assistance to Queensland – impact on Australian Government fiscal balance (a)

Chart 1.12

Natural disaster assistance to Queensland – Net impact on Queensland General Government fiscal balance (a)

(a)	Impact of both recurrent and capital expenditure, net of natural disaster assistance payments from the Australian Government, based on Queensland Treasury’s expected profile of these payments.

Source for Charts 1.11 & 1.12: Treasury

Page 12	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

1.7.	RESTORING QUEENSLAND TO FINANCIAL STRENGTH

The task of returning Queensland to financial strength is enormous. Because of the magnitude of the task, it will take several years of sustained effort. The work that must begin immediately is to prevent the situation deteriorating further, which will be the case if no policy changes are implemented.

The magnitude of the task is such that the Commission recommends it be taken in two stages:

1.	Stabilise the growth in debt and return the budget to a General Government fiscal surplus by 2014-15.

2.	Reduce the accumulated Total Government debt to restore a AAA credit rating and provide a buffer to keep that credit rating by reducing the ratio of debt to revenue to 60% by 2017-18.

The First Stage

While the fiscal repair effort should commence immediately, it will take time for many of the necessary measures to take effect.

To generate a General Government fiscal surplus in 2014-15, the government should aim for a $3 billion improvement in the bottom line (as against current estimates) over three years to 2014-15. This will stabilise the debt, and commence the process of debt reduction. It will not be sufficient to move Queensland into the trigger range for a credit upgrade.

Chart 1.13

General Government fiscal balance

Source: Commission of Audit

Queensland Commission of Audit Interim Report June 2012	Page 13

1.	Executive Summary

The Second Stage

After completing the first stage, to move into the trigger range for a credit upgrade, Queensland would need to reduce its Total Government debt to revenue from around 130% to 105%. This would involve debt repayment of $6.5 billion.

In the Commission’s view, merely doing this would still leave the State fragile and exposed to any external shock – the kind of shock that occurred in 2008 with international financial instability and in 2011 with natural disasters.

Therefore the Commission recommends that the State set a medium term target of a Total Government debt to revenue ratio of 60% – the position it was in as at 2007-08 – by 2017-18. This would involve reducing debt by $25-30 billion, a halving of the debt ratio. This cannot be done through revenue and expenditure measures alone. It will require careful utilisation of the balance sheet, in particular using the proceeds of asset sales to reduce debt. Without this, a “no policy change” scenario would see the debt to revenue ratio only gradually decline (largely driven by revenue increase) towards the trigger band for a credit upgrade by 2019-2020. However, this scenario includes a number of optimistic assumptions which are discussed in Section 3.

It also makes no allowance for external adverse events as occurred in 2008 and 2011. Under the no policy change scenario, it is likely that Queensland would still be in the position in the next decade, that it found itself in at the start of this decade, when its credit rating was downgraded and its financial position was fragile and exposed.

Chart 1.14

Impact of recommended fiscal strategy (including Stage 2)(a)

(debt to revenue ratio)

(a)	Does not include second round public debt interest effects or the benefits flowing from a prospective credit rating upgrade.

Source: Commission of Audit

Page 14	Queensland Commission of Audit Interim Report June 2012

Executive Summary	1.

1.8.	RECOMMENDATIONS

NEW FISCAL STRATEGY AND TARGETS (Section 11)

The Commission recommends that the Queensland Government adopt the following fiscal strategy for the 2012-13 Budget:

•	General Government fiscal surplus in 2014-15 to be achieved through a $3 billion process of fiscal repair over three years (the First Stage)

•	a Total Government debt reduction strategy of $25-30 billion to restore the debt to revenue ratio to 60% by 2017-18 (the Second Stage)

•

once the Second Stage has been completed, the Government set medium term targets of maintaining a zero fiscal balance in the General Government sector on average over the economic cycle, and of keeping Total Government debt levels constant to GSP.

ACHIEVING THE NEW FISCAL TARGETS (Section 12)

The Government retain the 3% cap on annual growth in employee expenses beyond 2015-16 and until the ratio of Total Government debt to revenue has declined to 60% under the Second Stage of the fiscal strategy.

The Government examine revenue options to share the burden of the fiscal repair task under the First Stage of the fiscal strategy. The Government should focus on its broad revenue bases in the first instance. Addressing concessions and distortions in existing taxes could also provide a revenue contribution to the fiscal challenge. The Government should also discuss with the Office of State Revenue any opportunities it has identified to improve greater taxpayer compliance through additional investment in investigation and debt recovery activities.

In addition to the 3% cap on employee expenses, the Government review all other aspects of General Government recurrent expenses to ensure baseline recurrent expenditure is consistent with government policy and is delivering optimum value for money.

The Government actively manage its forward program of capital expenditure to ensure expenditure is appropriately prioritised across the forward estimates and based on rigorous business case evaluation, including whole-of-life costs. The Government to consider what asset management strategies are required to ensure the efficient acquisition, maintenance and replacement of assets.

The Government examine its current holding of physical and commercial assets and implement measures to maximise the return on those assets for the benefit of the community.

The Government identify changes to the structure of revenues and expenses that will contribute to the debt reduction task under the Second Stage of the fiscal strategy. This includes exiting expenditure activities more appropriately supported by other levels of government. The Government should also examine medium term measures to manage demand for government services.

The Government ensure careful utilisation of its balance sheet, including utilising the proceeds of asset sales, to achieve the objectives of the Second Stage of the fiscal strategy.

Queensland Commission of Audit Interim Report June 2012	Page 15

2.	State Balance Sheet

2.	THE STATE BALANCE SHEET

KEY ISSUES

•

Queensland’s balance sheet has been eroded by a rapid increase in gross debt, which is estimated to be about $64 billion in 2011-12 and is expected to reach $92 billion in 2015-16. On current projections, gross debt will reach $100 billion by 2018-19.

•	Most of the increase has occurred in the General Government sector, where gross debt has increased more than tenfold in the last five years.

•

Queensland’s ratio of debt to revenue has increased rapidly from 12% in 2004-05 to an estimated 104% in 2011-12 and is expected to average around 130% between 2012-13 and 2015-16. This is well outside the trigger band of 100-110% required to regain a AAA credit rating.

•	Debt servicing costs for the Total Government sector are currently $3.5 billion per annum, and are expected to rise to $5.3 billion per annum by 2015-16.

•

It is estimated that Queensland’s debt servicing costs are approximately $100 million per annum higher than if Queensland had a AAA credit rating, and Queensland’s borrowing cost margins are higher than any state other than South Australia. In recent times, Queensland has experienced increasing difficulty in accessing funds from international capital markets, especially in the current volatile credit conditions.

•	The recent rapid escalation in the level of debt has undermined the strength of the State’s balance sheet achieved through fully funding superannuation liabilities.

The balance sheet identifies the State’s current and projected assets and liabilities. From a fiscal sustainability and credit rating perspective, the balance sheet is usually considered at the Total Government level, which incorporates both:

•	the General Government sector (departments and statutory authorities)

•	the Public Non-financial Corporations Sector (Government Owned Corporations and similar entities).

While the General Government balance sheet is important on a stand alone basis, the State also carries responsibility for the assets and liabilities held in the Public Non-financial Corporations Sector. Further, as the State has control over the capital structures (including gearing ratios) of entities in the Public Non-financial Corporations Sector, there is some scope for assets and liabilities to be shifted to and from the General Government sector, such as through equity injections to (or repatriations from) Government Owned Corporations. Accordingly, the Commission considers that the focus of balance sheet management should be at the Total Government level.

Page 16	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

2.1.	MEASURES OF DEBT

The State’s level of debt is measured in several ways. This section examines three of these – gross debt, net debt and debt. The definition of each of these measures is outlined below.

2.2.	GROSS DEBT

The critical financial issue facing Queensland in the immediate future is the high and rising level of gross debt (identified in the balance sheet as ‘Borrowing’). Gross debt represents an accumulation of gross borrowings across a number of years, primarily driven by cash shortfalls.

Up until 2006-07, Queensland’s gross debt levels were low and stable. The majority of the State’s gross debt was held by Government Owned Corporations. Gross debt in the General Government sector was small and manageable, representing around 20% of the State’s gross debt.

As illustrated in Chart 2.1, the level of Total Government gross debt almost tripled over the period 2005-06 to 2009-10. Gross debt is currently $64 billion in 2011-12, and is expected to reach $92 billion in 2015-16. On current projections, gross debt will reach $100 billion by 2018-19.

Most of this increase has occurred in the General Government sector, where gross debt has increased more than tenfold in the last five years.

Queensland Commission of Audit Interim Report June 2012	Page 17

2.	State Balance Sheet

Chart 2.1

Total Government gross debt

Source: Treasury

Queensland’s gross debt levels are higher than in other large states, both in absolute terms and as a proportion of revenue, as shown in Chart 2.2.

Chart 2.2

Total Government gross debt as a proportion of revenue

Source: Australian Bureau of Statistics 5512.0, State Budgets and Mid Year updates, Treasury

Page 18	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

As at 30 June 2012, Queensland’s ratio of gross debt to revenue is expected to be 125%, and is forecast to peak at 155% in 2013-14. In other large states, on average, the ratio of gross debt to revenue is expected to be 73% at 30 June 2012, increasing to 89% at 30 June 2015.

Chart 2.3 provides an illustration of Queensland’s debt as a proportion of gross state product, compared to New South Wales, Victoria and Western Australia. Again, this chart demonstrates the divergence between gross debt levels in Queensland and the other large states, commencing from around 2006-07, when Queensland’s gross debt began to escalate more rapidly than elsewhere.

Chart 2.3

Total Government gross debt, share of GSP

Source: Australian Bureau of Statistics 5512.0, State Budgets and Mid Year updates, Treasury

These projections are not consistent with the Government’s stated intention to restore the State’s AAA credit rating. Indeed, Moody’s Investor Service recently warned:

“The absence of a credible plan and government resolve to reduce cash deficits and associated debt accumulation could result in downward pressure on the rating”.

A key factor that has driven the increase in Queensland’s General Government sector gross debt is the increase in capital spending, which has been funded primarily through increased borrowings.

As Table 2.1 shows, from 2001-02 to 2005-06, Queensland’s gross debt represented an average of 18% of non-financial assets. However, this proportion has increased each year since 2007-08, to reach 24% of non-financial assets at 30 June 2011.

Queensland Commission of Audit Interim Report June 2012	Page 19

2.	State Balance Sheet

Table 2.1 Total Government balance sheet structure ratios (%)
	Average 2002-06 Actual	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual
Queensland
Gross debt to assets	14	14	14	16	19	20
Gross debt to non-financial assets	18	18	17	19	22	24
Other States average
Gross debt to assets	13	12	12	13	15	16
Gross debt to non-financial assets	15	14	14	15	16	18

Source: Australian Bureau of Statistics 5512.0, State Outcomes Reports

While the other states also show increases in gross debt as a proportion of non-financial assets, the increases are not as pronounced as in Queensland, with gross debt representing 18% of non-financial assets at 30 June 2011.

Table 2.2 provides the current projections for Queensland, which show that gross debt is expected to continue to increase as a proportion of assets across the forward estimates, and is projected to reach 29% in 2015-16.

Table 2.2 Queensland Total Government balance sheet ratios projection (%)
	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Gross debt to assets	23	26	28	29	29
Gross debt to non-financial assets	27	31	33	34	34

Source: Treasury

2.3.	NET DEBT

Net debt represents borrowings, deposits held and advances received less cash and deposits and investments, loans and placements. It does not include superannuation liabilities.

As the net debt measure includes investments, it takes account of the large investments Queensland uses to offset its superannuation liability, but it does not take account of the liabilities. Under existing Government policy, these investments are held to meet the State’s superannuation liability.

Because these investments are not available to reduce gross debt, net debt is not a suitable metric to target in setting an appropriate fiscal strategy, and is therefore not used further in this Report. Rather, the Commission considers the debt measure is more balanced, as it takes into account both the superannuation assets and liabilities.

Page 20	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

2.4.	DEBT

The Commission considers that the most suitable measure of debt is the concept of ‘net financial liabilities’, which is net debt plus superannuation liabilities. It is a more balanced measure than net debt, as it takes account of both superannuation assets and liabilities. Throughout this Report, the Commission uses the term “debt” as a more user friendly expression of net financial liabilities.

The ratio of a state’s debt to revenue is one of the key credit rating metrics used by Standard and Poor’s Ratings Services in assessing the State’s credit rating.

Queensland’s ratio of debt to revenue has increased from 12% in 2004-05 to 84% at 30 June 2011, as shown in Chart 2.4. The decline in the ratio for Queensland from 94% as at 30 June 2010 is attributed to the proceeds received from asset sales completed during 2010-11, which minimised the State’s borrowing requirements in that year, while revenue continued to increase.

Chart 2.4

Debt to revenue ratio, interstate comparison

Source: Australian Bureau of Statistics 5512.0, State Outcomes Reports

Chart 2.5 shows the current projections for Queensland’s debt to revenue ratio. Queensland’s debt burden is expected to continue to increase significantly over the forward estimates period. This is expected to drive the ratio of debt to revenue to a peak of 132% in 2013-14.

From a credit rating agencies’ perspective, the current projections detract from Queensland recovering its credit rating, and may result in a revision of the outlook if credit rating agencies are not satisfied that the State is committed to achieving sustainable debt levels.

Queensland Commission of Audit Interim Report June 2012	Page 21

2.	State Balance Sheet

Chart 2.5

Total Government debt to revenue ratio

Source: Treasury

Queensland’s General Government sector has traditionally had negative debt as the value of investments held outweighed gross debt and superannuation liabilities. However, the debt position in the General Government sector has deteriorated since 2006-07, primarily driven by borrowings associated with the capital program, as shown in Chart 2.6. Debt is expected to be larger in the General Government sector than the Public Non-financial Corporations sector from 2012-13 onwards.

Chart 2.6

Queensland’s debt by sector

Source: Treasury

Page 22	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

2.5.	DEBT SERVICING COSTS

The deterioration in Queensland’s balance sheet, which is primarily associated with a significant increase in gross debt, also impacts on the State’s operating position through increases in interest expense. Chart 2.7 shows how interest expense has grown, and is projected to continue to grow, at both the General Government and Total Government levels. Total Government interest expenses in 2011-12 are estimated to be $3.5 billion per annum, and are expected to rise to $5.3 billion per annum by 2015-16.

Chart 2.7

Total Government interest expense

Source: Treasury

With the increase in debt levels and the associated downgrade in the State’s credit rating, Queensland has faced an increased cost of funds relative to other states. As a result, Queensland is paying a higher interest rate on its borrowings than other states, except South Australia.

Chart 2.8 shows that the interest rate faced by Queensland is currently 30 to 40 basis points higher than that in New South Wales, Victoria and Western Australia. It has also moved higher than the rate in Tasmania since August 2011.

Queensland Commission of Audit Interim Report June 2012	Page 23

2.	State Balance Sheet

Chart 2.8

State interest rates relative to Queensland, basis points

Source: Queensland Treasury Corporation

The additional borrowing costs faced by Queensland, relative to the other large states, are estimated to be more than $100 million in 2012-13 and continue to rise each year as Queensland’s debt increases and existing debt is refinanced. These cost estimates, identified in Chart 2.9, are based on average interest rate differentials between Queensland and the other large states over a 12 month period.

Chart 2.9

Queensland’s additional borrowing costs

Source: Treasury

Page 24	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

In the current fragile and volatile financial market environment, government debt raising can become very difficult at reasonable rates and conditions without a AAA credit rating. Queensland’s large ongoing funding requirement continues to be challenging, and Queensland has experienced increasing difficulty in accessing funds from international capital markets.

As Chart 2.10 shows, Queensland has a very large program of bond maturities over the period to 2016 relative to other large states, and therefore faces a sizeable task in ‘rolling over’ existing Government bonds, even before sourcing new funds.

Chart 2.10

Bond maturities by state

Source: Bloomberg

At times, particularly when European sovereign debt concerns are heightened, bond markets have effectively closed for all but the most liquid and highly rated of government issuers. This highlights the current difficulties for Queensland in accessing international capital markets, and underlines the importance of regaining Queensland’s AAA credit rating.

2.6.	NET WORTH

Queensland’s net worth is the amount by which the value of the State’s assets exceeds its liabilities. It represents the value of the equity of the people of Queensland that is managed by the public sector.

Queensland Commission of Audit Interim Report June 2012	Page 25

2.	State Balance Sheet

Table 2.3 shows the State’s balance sheet. Queensland’s net worth peaked at $185 billion in 2008-09, before declining by 7.5% to $171 billion in 2010-11. The rapid recent increase in debt has undermined the strength of the balance sheet achieved through fully funding superannuation liabilities. Net worth is also significantly influenced by revaluations of both financial and non-financial assets and liabilities.

Table 2.3

Total Government balance sheet ($ million)

	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual
Assets
Financial assets
Cash and deposits	4,530	5,033	4,983	2,955	3,318
Advances paid	882	888	873	867	865
Investments, loans and placements	28,853	26,375	27,308	29,141	33,906
Other non-equity assets	4,830	3,807	3,913	3,922	5,005
Equity	2,716	1,912	(3,464)	(2,903)	(1,288)
Total financial assets	41,811	38,016	33,613	33,982	41,806
Non-financial assets	132,974	182,537	230,786	232,570	222,814
Total assets	174,785	220,553	264,399	266,551	264,620
Liabilities
Deposits held	35	4	4	16	21
Advances received	505	501	484	463	444
Borrowing	24,008	30,925	42,645	51,697	52,618
Superannuation liability	20,177	21,860	23,554	24,782	25,159
Other employee benefits	5,484	4,563	5,052	4,736	5,270
Other liabilities	6,646	7,523	8,041	9,202	9,887
Total liabilities	56,855	65,375	79,780	90,896	93,398

Net worth	117,930	155,178	184,619	175,655	171,221
Debt	11,342	21,882	34,396	44,862	41,018

Source: Treasury Report on State Finances, various years

Chart 2.11 shows the actual and projected movements in the State’s net worth across the period 2000-01 to 2015-16. Abstracting from revaluations, future increases in net worth are dependent on the extent to which the capital program can be funded from free cash flows, rather than further borrowings.

Page 26	Queensland Commission of Audit Interim Report June 2012

State Balance Sheet	2.

Chart 2.11

Total Government net worth

Source: Treasury

Queensland Commission of Audit Interim Report June 2012	Page 27

3.	General Government Budget Position

3.	GENERAL GOVERNMENT BUDGET POSITION

KEY ISSUES

•

The fiscal balance is a better measure of the sustainability of the State’s annual revenue and expenditure balance than the operating balance (which has been the headline budget measure adopted by the Queensland Government since the introduction of accrual accounting).

•

A fiscal balance is required for the General Government sector to fund investment in new infrastructure without increasing borrowings. Achieving an operating balance does not provide sufficient free cash flows to fund investment in new infrastructure.

•

There has been a sharp deterioration in Queensland’s fiscal balance since 2006-07, as expenditure growth has outstripped revenue growth. In both 2009-10 and 2010-11, the fiscal deficit has exceeded $6.5 billion, and a similar result is expected in 2011-12. This shows that the State has been “living beyond its means”. In 2012-13, the fiscal deficit is projected to be even worse, at $9.5 billion.

•

While Treasury’s May 2012 forward estimates project a small operating surplus for 2014-15 and 2015-16, fiscal deficits are still projected for those years, meaning that additional borrowings would be required to fund the State’s capital program. The previous Government’s focus on the operating balance has effectively masked the extent of the underlying structural imbalance between revenues and expenditures in the Queensland Budget.

•

The Commission regards the Treasury forward estimates as overly optimistic, as they project a massive fiscal consolidation. In order to avoid the confusion which would arise from using different starting points, this Report is based on the forward estimates updated by Treasury. The Commission cautions, however, that major corrective action will be needed to meet these assumptions and reach the baseline Treasury projections.

3.1.	TRENDS IN THE GENERAL GOVERNMENT FISCAL BALANCE

The operating balance, which has been Queensland’s headline budget measure since the introduction of accrual accounting, represents the difference between the revenues the State receives (including payments from the Australian Government) and its recurrent expenditure on operating activities, including non-cash items such as depreciation. It provides a general indication of whether the State’s income is sufficient to meet its recurrent expenditure commitments.

While the operating balance includes an allowance for depreciation, which is intended to reflect the cost of using existing assets, it does not include any allowance for new capital expenditure. Queensland has historically maintained a large capital program to meet the demands of population growth and geographical dispersion. In Queensland’s case, the operating balance effectively represents the funding available from operating activities to meet capital expenditure.

Page 28	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

The fiscal balance (also known as the net lending or borrowing balance) combines the operating balance and net acquisitions of non-financial assets (capital purchases less depreciation and asset sales). It provides an indicator of the State’s annual borrowing requirement, as fiscal deficits increase debt while fiscal surpluses enable debt to be reduced. The fiscal balance is broadly equivalent to the underlying cash balance, which is the Australian Government’s headline budget measure.

Table 3.1 provides detail on the State’s recurrent revenue and expenditures, operating balance and fiscal balance since 2006-07.

Table 3.1

General Government sector operating statement and fiscal balance ($ million)

	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual
Revenue from transactions
Taxation revenue	8,484	9,546	8,877	9,375	9,975
Grants revenue	14,373	15,523	17,476	20,205	20,272
Sales of goods and services	2,889	3,341	3,568	3,962	4,172
Interest income	3,348	(275)	1,482	2,205	2,365
Dividend and income tax equivalents	863	1,255	1,180	950	1,232
Other revenue	2,024	2,040	4,425	3,032	3,941
Total revenue from transactions	31,982	31,430	37,008	39,729	41,957

less

Expenses from transactions
Employee expenses	11,731	13,171	14,305	15,566	16,820
Superannuation expenses
Superannuation interest cost	1,154	816	858	1,320	1,240
Other superannuation expenses	1,513	1,865	2,012	2,051	2,171
Other operating expenses	6,109	6,612	7,185	7,756	8,646
Depreciation and amortisation	1,880	1,850	2,496	2,500	2,506
Other interest expenses	180	346	599	803	1,125
Grants expenses	7,558	8,328	9,519	9,789	10,964
Total expenses from transactions	30,128	32,989	36,974	39,785	43,473

equals

Operating balance	1,855	(1,559)	35	(56)	(1,516)

less

Net acquisition of non-financial assets	2,067	3,668	4,434	6,494	5,573

equals

Fiscal balance	(211)	(5,226)	(4,399)	(6,550)	(7,089)

Source: 2011-12 Queensland State Budget Paper 2 (Table 9.11), 2010-11 Report on State Finances

Chart 3.1 shows how the operating balance has deteriorated from 2006-07 onwards, which has been a result of expenditure growth in excess of revenue growth. The operating balance in 2009-10 and 2010-11 was improved by an increase in grant revenue from the Australian Government for fiscal stimulus purposes, in response to the global financial crisis. The associated capital expenditure by Queensland using these grants had no impact on the operating balance but is taken into account in the fiscal balance.

Chart 3.1 also identifies the even sharper deterioration in the fiscal balance, which combines the operating balance and net capital purchases, and has a stronger link to the State’s borrowing requirements. In both 2009-10 and 2010-11, the fiscal deficit has exceeded $6.5 billion. This shows that the State has been “living beyond its means”.

Queensland Commission of Audit Interim Report June 2012	Page 29

3.	General Government Budget Position

Chart 3.1

General Government fiscal balance and operating balance

Source: Australian Bureau of Statistics, 5512.0

Chart 3.2 shows that Queensland’s fiscal balance has also deteriorated relative to the other major states from 2006-07 onwards. This divergence reflects both a relative deterioration in Queensland’s operating balance and larger increases in capital expenditure in Queensland. In its latest report last year, Standard and Poor’s Ratings Services noted:

“Queensland’s budgetary performance is the weakest of all the Australian States.”

Chart 3.2

Interstate comparison – General Government fiscal balance

Source: Australian Bureau of Statistics, 5512.0

Page 30	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

As previously outlined, the fiscal balance provides a better indication of the sustainability of the State’s revenue and expenditure balance than the operating balance, because it accounts fully for both recurrent and capital expenditure. This is particularly the case in Queensland where capital expenditure is significant.

3.2.	GENERAL GOVERNMENT REVENUE AND EXPENSES

Chart 3.3 shows the average rate of growth in General Government revenue and expenses since 2000-01. Growth in General Government expenses averaged 6.6% between 2000-01 and 2005-06 while revenue grew on average by 10.5% per annum. In the period between 2006-07 and 2010-11, expenses grew at an average annual rate of 10.5% compared to average annual revenue growth of 6.9% per annum. Expenses growth in the latter period was 60% higher than in the former period.

To put this expenditure growth in context, Queensland’s expenses growth (net of disaster expense) significantly outstripped that in New South Wales and Victoria over the period 2000-01 to 2010-11.

Chart 3.3

General Government revenue and expenses

Source: Treasury

In terms of revenue, GST grants, state taxes and royalties are the key revenue sources available for discretionary purposes to meet Queensland Government spending priorities i.e. these are the major revenue items that do not have associated expenditure requirements. In aggregate, they account for around 55% of General Government revenue.

As Chart 3.4 shows, growth in these revenues averaged 6% per annum between 1990-91 and 2000-01, noting that Queensland received financial assistance grants and other general revenue assistance from the Australian Government, rather than a share of GST, for the majority of this period.

Queensland Commission of Audit Interim Report June 2012	Page 31

3.	General Government Budget Position

A structural change in the rate of revenue growth is then apparent from 2001-02, with average growth in state taxes, royalties and GST averaging 10% between 2001-02 and 2007-08. This period is considered to represent an unusually strong revenue surge, which is unlikely to be repeated in the foreseeable future.

Between 2008-09 and 2015-16, state taxes, royalties and GST are expected to grow at an annual average rate of 5.8%, reflecting an expectation that growth in these revenues will be closer to that growth experienced in the period 1990-91 to 2000-01 than between 2001-02 and 2007-08.

Chart 3.4

Growth in state taxes, royalties and general purpose Australian Government grants

Source: Queensland State Budget Papers and Outcomes Reports (various years), Treasury projections

Between 2000-01 and 2004-05, Queensland experienced strong growth in both own source revenue and GST, with strong increases in Queensland’s share of GST offsetting slower growth in own source revenue in some years, as shown in Chart 3.5. Between 2005-06 and 2008-09, weaker GST growth was offset by strong growth in own source revenue, driven by transfer duty in 2007-08 and coal royalties in 2008-09. In 2009-10 and 2010-11, growth in both own source revenue and GST was relatively subdued.

Page 32	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Chart 3.5

Growth in own source revenue and GST

Source: Treasury

Further discussion of Queensland’s revenue growth and outlook is provided in Section 5 – Own Source Revenue and Section 6 –Australian Government Payments.

3.2.1.	Revenue and expenditure effort

Historically, Queensland has been a relatively low tax state with corresponding levels of expenditure on service delivery. However, there have been significant increases in expenditure in Queensland in recent years, particularly in areas such as health and social welfare.

The most recent data from the Commonwealth Grants Commission, which takes into account economic and demographic differences between states, shows that Queensland’s taxation effort was less than 90% of the national average in 2010-11.

In contrast, the level of expenditure on services provided by Queensland was 106% of the national average. That is, after taking into account all relevant geographic and socio-demographic factors, the Commonwealth Grants Commission found that Queensland’s expenditure on services was 6% higher than the other states, on average.

As Chart 3.6 shows, Queensland is currently a high spending and low taxing state, with expenditure levels 6% above average but taxation revenue effort 10% below average. This is an unsustainable position.

Queensland Commission of Audit Interim Report June 2012	Page 33

3.	General Government Budget Position

Chart 3.6

Taxation and expenditure effort

Source: Derived from Commonwealth Grants Commission, Report on GST Revenue Sharing Relativities, various years

3.3.	TREASURY UPDATED MAY 2012 FORWARD ESTIMATES

In May 2012, Treasury updated the budget forward estimates to take account of the following developments since the MYFER:

•	revisions to the State’s tax and royalty forecasts, based on actual collections in the year to date and revisions to the outlook for key economic parameters

•	revisions to the State’s share of GST revenue, based largely on the Commonwealth Grants Commission’s 2012 Update and Australian Government projections of GST collections

•	revisions to flows to and from Government-owned entities, based on their views of business conditions

•

updated agency forecasts of revenue and expenditure, largely based on actual performance in the year to date along with revisions to the underlying parameters (such as population growth and the consumer price index)

•	revisions to interest revenue and expense, based on expected changes in cash balances and borrowings

•	revisions to whole-of-Government expense items.

While the forward estimates update included revisions to Queensland’s share of GST revenue, a number of other revisions to Australian Government payments included in the 2012-13 Australian Government Budget were not yet incorporated. This is due to the complexity involved in determining the expenditure requirements that are associated with movements in specific purpose payments and National Partnership payments.

Page 34	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Updated forward estimates for the General Government sector as at May 2012 on this basis are shown in Table 3.2.

Table 3.2

May 2012 forward estimates update – General Government operating statement and fiscal balance ($ million)

	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Revenue from transactions
Taxation revenue	10,585	11,201	12,097	13,080	14,200
Grants revenue	22,455	19,416	21,685	23,258	22,369
Sales of goods and services	4,506	4,826	5,057	5,272	5,451
Interest income	2,452	2,576	2,659	2,729	2,795
Dividend and income tax equivalents	1,122	1,263	1,372	1,889	1,886
Other revenue	3,726	3,806	4,122	4,491	5,056
Total Revenue from transactions	44,847	43,087	46,992	50,719	51,757
less
Expenses from transactions
Employee expenses	18,483	19,108	19,897	20,903	21,680
Superannuation expenses
Superannuation interest cost	1,221	1,235	1,324	1,325	1,317
Other superannuation expenses	2,263	2,290	2,331	2,357	2,339
Other operating expenses	8,836	9,218	8,984	9,431	9,507
Depreciation and amortisation	2,865	3,119	3,380	3,526	3,555
Other interest expenses	1,663	2,096	2,520	2,774	2,942
Grants expenses	11,349	10,929	10,664	10,126	10,234
Total Expenses from transactions	46,679	47,995	49,099	50,443	51,573
equals
Operating balance	(1,832)	(4,908)	(2,107)	277	184
less
Net acquisition of non-financial assets	4,802	4,596	3,076	1,353	933
equals
Fiscal balance	(6,634)	(9,504)	(5,183)	(1,076)	(749)

Source: Treasury

Table 3.2 shows that the budget will remain in fiscal deficit across the entire forward estimates period. After peaking at $9.5 billion in 2012-13, the fiscal deficit is expected to decline to a deficit of $749 million in 2015-16. On the basis of the Treasury updated May 2012 forward estimates, the sum of fiscal deficits in the 10 years to 2015-16 is estimated at $46.6 billion, which adds to the stock of debt being accumulated by the State.

3.3.1.	Changes since MYFER

The forward estimates update was prepared on a no policy change basis, such that it is consistent with the announced policies of the previous Government as incorporated in the MYFER. Accordingly, the forward estimates update does not factor in election commitments of the current Government or other decisions taken by the Government since the election.

The Treasury May 2012 forward estimates therefore reflect the policy settings and assumptions of the previous Government.

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3.	General Government Budget Position

Table 3.3 shows the variation in the May 2012 forward estimates update to that published in the MYFER. The main variations since the MYFER have been a deterioration in the fiscal balance of $1.6 billion in 2012-13 and $1.0 billion in 2013-14 and an improvement in the fiscal balance in 2014-15 by $0.2 billion.

Table 3.3

May 2012 Forward Estimates update – change since MYFER ($ million)

	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection
MYFER
Revenue	44,416	43,631	48,150	50,257
Expenses	47,269	47,844	49,410	50,197
Operating balance	(2,853)	(4,213)	(1,261)	60
Net capital expenditure	4,437	3,740	2,939	1,309
Fiscal balance	(7,290)	(7,954)	(4,200)	(1,249)
May 2012 Update
Revenue	44,847	43,087	46,992	50,719
Expenses	46,679	47,995	49,099	50,443
Operating balance	(1,832)	(4,908)	(2,107)	277
Net capital expenditure	4,802	4,596	3,076	1,353
Fiscal balance	(6,634)	(9,504)	(5,183)	(1,076)
Difference
Revenue	431	(544)	(1,158)	462
Expenses	(590)	151	(311)	246
Operating balance	1,021	(695)	(846)	217
Net capital expenditure	365	856	137	44
Fiscal balance	656	(1,550)	(983)	173

Source: Treasury

The factors driving the deterioration in the fiscal deficit in 2012-13 and 2013-14 are as follows:

•	a downward revision to estimates for coal royalties, reflecting both lower volume and price assumptions

•	a decision by the Australian Government to reallocate grant revenue to Queensland from 2013-14 to 2011-12 to improve its own budget position in those years

•	a downward revision to payroll tax estimates, reflecting slower forecast employment growth

•	upward revisions to employee expenses across each year of the forward estimates.

The improvement in the fiscal balance in 2014-15 reflects:

•	an upward revision to GST revenue estimates, reflecting expected improvements in Queensland’s GST revenue sharing relativity

•	an upward revision to estimates of royalty revenue

•	an upward revision to estimates of revenue from tax equivalent payments from Government Owned Corporations.

Page 36	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

3.3.2.	Election commitments

The May 2012 forward estimates provided to the Commission by Treasury are presented on a no policy change basis. Therefore they do not include the impact of the Government’s election commitments.

In the lead up to the March 2012 State Election, the then Opposition released a policy document, Costings and Savings Strategy, that identified the fiscal impact of its commitments made during the election.

Table 3.4 aggregates the Government’s election commitments into three categories – revenue, expenses and capital – and calculates the total increases and decreases in each of these to identify the overall impact on the State’s fiscal position.

The table shows that the Government’s election commitments are expected to result in an improvement in the operating balance in each year, with little impact on the fiscal balance. The fiscal impacts are shown as a positive figure where the impact on the fiscal balance (or operating balance) is positive.

Table 3.4

Fiscal impact of election commitments ($ million)

	2012-13 Estimate	2013-14 Estimate	2014-15 Estimate
Revenue increases	43	43	43
Revenue reductions	(434)	(495)	(555)
Net change in revenue	(390)	(452)	(511)
Expense increases	(162)	(176)	(262)
Expense reductions	615	803	1,212
Net change in expense	453	626	949
Operating balance impact	156	175	438
Capital increases	(173)	(165)	(374)
Capital reductions	35
Net change in capital	(138)	(165)	(374)
Fiscal balance impact	18	10	64

Source: Commission estimates based on the Liberal National Party Costings and Savings Strategy

In general terms, the election commitments comprised a range of expenditure increases and revenue reductions, largely funded by restricting the growth in employee expenses to 3% per annum from 2012-13 to 2015-16. As shown in Table 3.4, the net effect of the Government’s election commitments on the fiscal balance is expected to be negligible.

It is anticipated that updated election costings will be incorporated in the next set of forward estimates to be published with the 2012-13 Budget and may differ from that shown in Table 3.4, reflecting final costings of election commitment funding.

Queensland Commission of Audit Interim Report June 2012	Page 37

3.	General Government Budget Position

3.4.	EFFECT OF NATURAL DISASTERS

The forward estimates are affected by the timing of expenditure on recovery and reconstruction expenses arising from large scale natural disasters in Queensland across 2010-11 and associated grant revenue from the Australian Government.

These events have offsetting effects on the forward estimates, although in different years across the forward estimates:

•	General Government recurrent expenses on reconstruction and recovery have the effect of increasing the General Government operating deficit

•	grants from the Australian Government to assist with the costs of reconstruction and recovery are included in General Government revenue and have the effect of improving the operating balance

•	capital expenditure on recovery and reconstruction does not directly impact the operating position, but increases the fiscal deficit.

The Queensland Government starts with a fiscal deficit forecast for 2012-13 that is far worse than 2011-12. One of the causes is that the Australian Government has pre-paid sums under the Natural Disaster Relief and Recovery Arrangements (NDRRA) in 2011-12. This was done to bring forward Commonwealth expenditure and improve the bottom line of the Commonwealth Budget in 2012-13. It has the effect of worsening the bottom line for Queensland in that year. This produces a spike in the Queensland fiscal deficit for 2012-13.

Charts 3.7 and 3.8 show the impacts on the Australian Government and Queensland Government fiscal balance respectively as a result of the mismatch between natural disaster expenditure by Queensland and the timing of Australian Government NDRRA grants.

Page 38	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Chart 3.7

Natural disaster assistance to Queensland – impact on Australian Government fiscal balance (a)

(a)	Based on Queensland Treasury’s expected profile of Australian Government payments.

Source: Treasury

Chart 3.8

Natural disaster assistance to Queensland – Net impact on Queensland General Government fiscal balance (a)

(a)	Impact of both recurrent and capital expenditure, net of natural disaster assistance payments from the Australian Government, based on Queensland Treasury’s expected profile of these payments.

Source: Treasury

Queensland Commission of Audit Interim Report June 2012	Page 39

3.	General Government Budget Position

3.5.	ASSUMPTIONS UNDERLYING THE MAY 2012 FORWARD ESTIMATES

3.5.1.	Construction of the forward estimates

The budget forward estimates of revenue and expenses are based on two key assumptions:

•	how forecasts for the state, national and international economy will impact on the State’s finances

•	the estimated effect of previous decisions taken by the government to change expenditure and revenue policies.

The combination of these two assumptions is that the forward estimates should represent a realistic a view of the budget based on best assessments of the economy and the effects of policy decisions at the time.

The assumptions underlying the forward estimates will necessarily be open to interpretation. For example, there will always be differences of view on future economic conditions. The forward estimates will not reflect just one view of the economy, but a consensus or average of a number of different views.

In relation to government decisions, the forward estimates should not merely reflect the intent of a government to change policy, but also a realistic assessment of how that change in policy will affect the budget.

3.5.2.	May 2012 forward estimate assumptions

Chart 3.9 shows changes in the fiscal balance since 2000-01, and projected changes across the forward estimates period as a share of GSP. The chart includes one-off transactions relating to natural disasters between 2011-12 and 2014-15.

The chart shows that the fiscal deficit is forecast to fall by 2.9 percentage points of GSP between 2012-13 and 2015-16. After abstracting from the effects of natural disaster recovery and reconstruction transactions, there is a projected reduction in the fiscal deficit of 1.7 percentage points of GSP between 2012-13 and 2015-16.

The Commission believes the assumptions underlying this forecast turnaround are overly optimistic. The projected reduction in the fiscal deficit over the forward estimates period is considered to be unrealistic on a no policy change basis.

Page 40	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Chart 3.9

Fiscal balance as a share of GSP

(a)	The chart is presented on a no policy change basis and therefore reflects the policy settings of the previous Government. The chart does not include the election policies of the current Government or other decisions taken by the Government since the election.

Source: Treasury

The Commission bases this conclusion on its assessment of the economic and policy assumptions underlying the May 2012 forward estimates – which are based on the policy settings of the previous Government – compared to actual policy and economic results delivered over the past decade.

The projected improvement in the fiscal position over the forward estimates reflects a significant reversal in the trends for expenses and revenues in the five years prior to the forward estimates. As shown in Chart 3.10, after excluding the effects of natural disaster expenses and revenues:

•	in the five years to 2011-12, underlying General Government recurrent expenses increased on average by 8%, double the average growth in revenues

•	over the forward estimates period, General Government revenues are projected to increase faster than expenses by around 1 percentage point per annum.

Queensland Commission of Audit Interim Report June 2012	Page 41

3.	General Government Budget Position

Chart 3.10

May 2012 forward estimates – revenue and expense growth average annual change (a)

(a)	Excluding natural disaster expenditures and revenues.

Source: Treasury

The reversal in this trend reflects two key factors:

•	an expected slowing in the growth of employee expenses (including superannuation expense) over the forward estimates to 16% compared to growth of 38% in the previous four years

•	a forecast return to growth in both GST and own source revenues after a period of stagnation.

The Commission has a number of significant concerns with key assumptions and forecasts underlying the Treasury May 2012 forward estimates. These are:

•	assumptions underlying revenue forecasts for transfer duty and royalties

•	assumptions underlying growth in employee expenses

•	projected capital expenditure across the forward estimates period.

3.5.3.	Revenue assumptions

After several years of weak growth, transfer duty is forecast to grow at a solid annual pace between 2013-14 and 2015-16.

Transfer duty is estimated to grow at an annual average rate of 14% year on year from 2013-14 to 2015-16, compared to average growth rates of 5% in the years following the events in the international economy in 2008.

Page 42	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

The Commission acknowledges that at some point the combination of lower property prices, population growth and absorption of excess supply will see a return to higher growth rates of transfer duty. However, the Commission is concerned that economic growth rates since the recovery from 2008-09 and the subdued outlook for economic growth in the future will be somewhat different from past recoveries.

The Commission considers that growth in transfer duty is therefore likely to remain at around current levels for a longer period than reflected in the forward estimates. As such, the Commission considers the forward estimates for transfer duty present an optimistic view of the revenue outlook.

Another key assumption underlying the revenue forecasts is estimates of royalty revenues, including royalties from LNG projects in 2014-15 and 2015-16. Royalty revenue is a highly volatile item, as discussed further in Section 5. The Commission therefore considers that a conservative bias should be applied in forecasting this item, and that a projected cumulative growth of 49% over the forward estimates period is optimistic, given the risks and uncertainties involved.

Chart 3.11 shows estimated growth in General Government revenues over the forward estimates period, compared to the past decade, relative to 2000-01 levels. The chart shows a rapid return to revenue growth in royalties and transfer duty and an improvement in GST revenue growth. While Queensland’s GST revenue sharing relativity has recently moved in its favour, there remains considerable uncertainty as to the growth in national GST revenues.

As outlined in Section 6, a number of factors could see a continuation of the downward trend in national GST revenue as a share of GDP as a result of:

•	lower consumption activity as a result of a sustained period of weak consumer confidence and increased saving activity

•

a reduction in effort by the Australian Government to maintain and repair the GST base from erosion, in respect of court judgements and online shopping for imported goods that fall below the GST threshold

•	a shift in consumption patterns to other GST free items, such as health and education services.

Queensland Commission of Audit Interim Report June 2012	Page 43

3.	General Government Budget Position

Chart 3.11

Revenue growth index

Source: Treasury

3.5.4.	Employee expenses

As outlined in Section 7, the consistent trend of the Queensland budget has been strong annual growth in employee expenses, with an acceleration in this growth after 2004-05. Growth in employee expenses reflects growth in the number of government employees, growth in public sector wages as well as the tendency for classification creep – over time a greater proportion of public sector employees move into more highly paid positions.

Chart 3.12 shows the annual average growth rate in employee expenses since 2000-01.

The chart shows a rapid acceleration in growth in employee expenses prior to the forward estimates period, from an average annual growth rate of 7% prior to 2005-06, increasing to 10% in the period between 2005-06 and 2011-12. Particular points to note are:

•	from the commencement of the forward estimates projections, the average annual growth rate falls from 10% to 4%

•	in 2011-12, the immediate year prior to the forward estimates projections, employee expenses are estimated to have increased by 9%

•	in the first year of the forward estimates projections, 2012-13, employee expenses are estimated to increase by 3%.

Page 44	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Chart 3.12

Annual average growth in employee expenses (a)

(a)	Includes superannuation expenses.

Source: Australian Bureau of Statistics Cat No 5512.0 and Treasury

It should be noted that the estimated growth in employee expenses in the forward estimates period is based on the previous Government’s announced wages and employment policies. It does not reflect the current Government’s election commitment to cap growth in employee expenses at 3%.

The public sector wages policy of the previous Government was based on annual increases in public sector wages of 2.5%, with ultimate reference to the Queensland Industrial Relations Commission (QIRC) to resolve disputes through arbitration. A number of enterprise agreements negotiated toward the end of 2011 resulted in average increases of the order of 3.25%. Treasury reflected this higher than expected result in the 2011-12 MYFER.

There have also been increases above that level. The 2011 Queensland Police enterprise bargaining agreement includes annual wage increases of 3.8%, 3.8% and 3.5% over three years. Treasury estimates that if this outcome was extended across the rest of the Queensland Government, it would increase the fiscal deficit by over $1 billion per annum from 2015-16.

The Commission is very concerned that the May 2012 forward estimates – based as they are merely on the previous Government’s announced wages and employment policies – do not present a realistic profile for growth in employee expenses as a no policy change baseline for the forward estimates.

The core of this concern is that there was no change in policy by the previous Government – either implemented or announced – that would support such a dramatic reduction in the growth in employee expenses between 2011-12 and 2012-13. In particular:

•	only once between 2000-01 and 2011-12 did employee expenses in Queensland grow at a rate of less than 7.5%; so the history indicates very poor control of employee expense growth

Queensland Commission of Audit Interim Report June 2012	Page 45

3.	General Government Budget Position

•	the Government’s 2.5% wages policy was introduced in 2009, yet wage outcomes continued to exceed that amount

•	the 2.5% wages policy, ultimately, could not be enforced as it was subject to arbitration in the QIRC and the QIRC had reiterated its view that it did not support a ‘one size fits all’ wages policy

•	the previous Government had neither implemented nor announced any measures to enforce its wages policy, through either legislative or other means

•

previous enterprise bargaining agreements included clauses that restrict management’s ability to improve productivity through management of staff resources, procurement of staff and external services and changes to organisation structure.

An examination of forecasts for employee expenses and outcomes highlights the risks to the current forward estimates of overly optimistic employee expense assumptions. Chart 3.13 shows that, in each successive budget since 2008-09, actual outcomes have exceeded budget forecasts.

Chart 3.13

Employee expenses – initial budget estimates versus outcomes annual change

(a)	Estimated actual.

Source: Australian Bureau of Statistics Cat No 5512.0, Queensland Budget Paper No 2, various years, Treasury

The Commission recognises that Queensland is not the only jurisdiction to face this issue with its forward estimates. Ordinarily, forward estimates have to be based on an assumption that the Government will implement its policies as announced and will undertake actions to ensure that the objectives of the policy are achieved. Any doubts that the policy objectives will be achieved can be reflected in the publication of the forward estimates through:

•	a section outlining risks to the budget; and/or

•	a provision or contingency in the budget to accommodate any variation between estimated financial impact and the outcome.

Page 46	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

However, where there is a demonstrable case that the policy will not be implemented as announced, or the Government has taken no action to ensure that the objectives of the policy will be achieved, the forward estimates should be re-estimated.

In the Commission’s view, this should have been the case with the forecasts for employee expenses across the forward estimates.

3.5.5.	Net capital expenditure

The projected improvement in the General Government fiscal balance across the forward estimates also assumes a rapid fall in estimated net capital expenditure.

As shown in Chart 3.14, General Government net capital expenditure is estimated to decline from $4.6 billion in 2012-13 to $0.9 billion in 2015-16. This reflects three effects:

•	capital expenditure on natural disaster recovery and reconstruction that falls from $2 billion in 2012-13 to zero in 2015-16

•	the phasing down of major infrastructure projects commenced by the previous Government, particularly in health and road transport.

Chart 3.14

General Government net capital expenditure

Source: Treasury

For the rapid fall in the fiscal deficit over the forward estimates period to be achieved, the Queensland Government therefore would be required to:

•	undertake no new capital investment to replace the wind down in current major construction projects

•	ensure all natural disaster recovery and reconstruction expenditure is undertaken on time and on budget

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3.	General Government Budget Position

•	allow net capital expenditure to effectively fall to zero – or close to it – by the end of the forward estimates.

The Commission considers this to be an unrealistic profile of future capital investment and notes that the actual profile for capital expenditure over the period to 2015-16 is likely to be higher than that shown in the Treasury updated May 2012 forward estimates.

3.5.6.	Historical trend scenario

If the revenue, recurrent expenditure and capital expenditure trends of the last five years are extrapolated across the forward estimates period, the projections would show the fiscal deficit worsening to $19.7 billion in 2015-16, as shown in Chart 3.15. This is a dramatically different profile than is shown by the Treasury May 2012 forward estimates.

Chart 3.15

General Government fiscal balance – historical trend scenario

Source: Commission of Audit

The impact on the fiscal deficit from extrapolation of this historical trend would also result in a significant increase in the Total Government debt to revenue ratio, as shown in Chart 3.16. This would be an unsustainable position, as it would require increasing levels of debt, with a prospect of further downgrades to the State’s credit rating.

Page 48	Queensland Commission of Audit Interim Report June 2012

General Government Budget Position	3.

Chart 3.16

Total Government debt to revenue ratio – historical trend scenario

Source: Commission of Audit

The Commission regards the Treasury forward estimates as overly optimistic. In order to avoid the confusion which would arise from using different starting points, this Report is based on the forward estimates updated by Treasury. The Commission cautions, however, that major corrective action will be needed to meet these assumptions and reach the baseline Treasury projections.

Queensland Commission of Audit Interim Report June 2012	Page 49

4.	Previous Fiscal Principles

4.	PREVIOUS FISCAL PRINCIPLES

KEY ISSUES

•	Since the early 1990s, successive Queensland Governments have adopted a range of fiscal principles to guide their financial management of the State.

•	These fiscal principles originally set high standards of financial management which were reflected in large cash operating surpluses and a strong balance sheet.

•	However, there has been a progressive dilution of these fiscal principles over time, most notably:

•

a shift in focus away from the State’s cash position to the accrual operating balance which masked a structural weakening in the State’s fiscal position for a number of years, culminating in large operating and fiscal deficits

•	a loosening of restrictions on the use of borrowings in the General Government sector which gave rise to an escalation in the level of debt

•

a lack of focus on the fiscal balance, with significant fiscal deficits recorded from 2006-07 onwards, and projected to continue over the forward estimates period to 2015-16, thereby adding further to the debt burden.

•	The deterioration in Queensland’s financial position precipitated downgrades of Queensland’s AAA credit rating by the three major credit rating agencies during 2009.

•

The weakening of fiscal principles has also eroded the State’s financial capacity over a number of years and left the State vulnerable to external shocks, such as occurred with the global financial crisis in 2008 and the natural disasters of 2011.

•	Apart from the dilution of fiscal principles, the revised principles were not achieved on a consistent basis by the previous Government.

4.1.	INITIAL FISCAL PRINCIPLES

Since the early 1990s, successive Queensland Governments have adopted a range of fiscal principles to guide their financial management of the State. The first set of fiscal principles dates back to the 1990-91 Budget, wherein the Government identified the foundation of its fiscal strategy as a commitment to1:

•	“a zero net financing requirement in the General Government sector

•

the maintenance of invested cash and reserves sufficient to fully meet the Government’s future superannuation liabilities and full actuarial funding of workers compensation and motor vehicle third party insurance liabilities

•	fund social capital assets such as schools and hospitals from recurrent revenues

[1]	1990-91 Queensland State Budget Paper 4, page 4

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Previous Fiscal Principles	4.

•	borrow only for assets that can effectively generate an income stream sufficient to meet debt servicing costs.”

However, the Budget Speech outlined only three of these commitments, omitting the reference to a zero net financing requirement. In the 1991-92 Budget, the fiscal principles remained substantially unchanged, although there was no reference to a zero net financing requirement.

A zero net financing requirement effectively represents a balanced cash position in the Cash Flow Statement, whereby net cash inflows from operating activities are equivalent to purchases of non-financial assets (net of any asset sales). From an operating statement perspective, a zero net financing requirement is effectively equivalent to the fiscal balance (or what is referred to in Government Finance Statistics terms as a net borrowing/lending balance).

4.2.	THE “TRILOGY”

In 1995-96, the Government formally added a “low-tax” principle and merged the two principles regarding capital assets and borrowings, such that the principles (which became known as the “Trilogy”) were established as2:

•	“fully funding long-term liabilities such as superannuation and workers’ compensation

•	funding social capital assets such as schools and hospitals from recurrent revenues and only borrowing for economic assets which can generate an income stream sufficient to service the debt

•	maintaining Queensland as the low-tax State.”

4.3.	EVOLUTION OF THE FISCAL PRINCIPLES

The 1996-97 Budget maintained the previous fiscal principles, while also making reference to the 1996 Queensland Commission of Audit’s proposed charter of fiscal responsibility, which had the objectives of3:

•	“maintaining the State’s net worth

•	maintaining a competitive tax system

•	establishing an efficient regulatory system

•	establishing structures and processes designed to ensure efficient service delivery.”

The 1998-99 Budget expanded the fiscal principles and provided some further detail as to how they should be measured. The five principles identified by the Government were4:

•	“maintain Queensland’s low tax status by ensuring that State taxes, charges and revenues remain below the average of the other States

•	maintain full actuarial funding of all accruing employee entitlements, including public service superannuation and employee benefits, and worker’s compensation

[2]	1995-96 Queensland State Budget Paper 2, page 3
[3]	1996-97 Queensland State Budget Paper 2, page 4
[4]	1998-99 Queensland State Budget Paper 2, page 3

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4.	Previous Fiscal Principles

•	ensure that borrowings (and financial arrangements equivalent to borrowings) are restricted to those bodies, projects and activities that can service such obligations from their own revenue stream

•	maintain an overall State Government surplus in Government Finance Statistics terms and a cash surplus in the Consolidated Fund

•	maintain and seek to increase total State Net Worth”.

As the 1998-99 Budget was prepared on a cash rather than accrual basis, the principle to maintain a surplus related to cashflows and thereby effectively represented a fiscal surplus.

4.4.	CHARTER OF SOCIAL AND FISCAL RESPONSIBILITY

The 1998-99 Budget principles largely pre-empted the release of the Charter of Social and Fiscal Responsibility (the Charter) in August 1999, which was enacted as a legislative requirement under the Financial Accountability and Audit Act 1977.

The purpose of the Charter was to state the Government’s broad social and fiscal objectives and to establish a framework for assessing the Government’s performance in achieving those stated objectives. The Charter required the government to link fiscal policy objectives to a full range of policy objectives for which the Government is responsible, such as health, education, justice and employment growth policies5.

The 1999-2000 Budget incorporated the fiscal strategy outline in the Charter and established five fiscal principles:

•	“competitive tax environment – The Government will ensure that state taxes and charges remain competitive with the other states and territories

•	affordable service provision – The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in GFS terms

•

capital funding – Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating

•	managing financial risk – The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector

•	building the State’s net worth – The Government will at least maintain and seek to increase Total State Net Worth”.

While Budget documentation included some discussion of fiscal principles, primary reporting of outcomes was initially presented in the annual Priorities in Progress report, consistent with the Charter requirement that the Government release an annual report on the efficiency and effectiveness of its activities in achieving the stated objectives.

[5]	Queensland Parliamentary Library, Charter of Social and Fiscal Responsibility, Research Bulletin No 3/00

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Previous Fiscal Principles	4.

In 2005-06, the Queensland Budget Papers included the following table (Table 4.1) that indicated whether each of the fiscal principles was expected to be met in the following year and provided an indicator to identify how this was to be measured. This table was also incorporated into the Mid Year Fiscal and Economic Review (MYFER) from 2007-08 onwards and has been published in Reports on State Finances intermittently.

Table 4.1

The fiscal principles of the Queensland Government

Principle	Achievement Budgeted for 2005-06	Indicator

Competitive tax environment

The Government will ensure that State taxes and charges remain competitive with the other states and territories in order to maintain a competitive tax environment for business development and jobs growth.

	✓	Taxation revenue per capita: Queensland: $1,708 Other states’ average: $2,135

Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

	✓	GFS operating surplus of $934 million.

Sustainable borrowings for capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

✓

General Government borrowings $827 million and General Government total purchases of non-financial assets $3.616 billion.

AAA credit rating confirmed by Moody’s and Standard and Poor’s (highest rating available).

Prudent management of financial risk The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.	✓	General government net financial worth: $17.712 billion

Building the State’s net worth The Government will maintain, and seek to increase, total State net worth.	✓	Net worth to increase to $85.344 billion.

Source: 2005-06 Queensland State Budget Paper 2, page 7

A key variation between the trilogy and the Charter was the weakening of the fiscal requirements in relation to borrowings, as follows:

•	the Trilogy had required that borrowings be restricted to assets that generated their own revenue stream to service the debt

•	the Charter allowed borrowings to be undertaken for capital investment where the borrowings could be serviced within the operating surplus.

This change in emphasis coincided with the move to accrual accounting, which incorporated depreciation into the State’s operating position for the first time. However, the revised principle effectively meant that borrowings could be undertaken for social infrastructure in the General Government sector (as long as an operating surplus was forecast), rather than being restricted to income generating assets in the Public Non-financial Corporations sector.

Queensland Commission of Audit Interim Report June 2012	Page 53

4.	Previous Fiscal Principles

A further variation between the 1998-99 and 1999-2000 principles was the definition of the budget surplus.

•

In the 1998-99 Budget, the State accounts were prepared on a cash basis, such that delivering a surplus required capital expenditure to be funded from cash flows, similar to a fiscal surplus (in accrual terms).

•

The 1999-2000 Budget was prepared on an accrual basis, which meant the operating balance (and associated surplus target) did not take account of capital expenditure, except for depreciation of the existing capital stock. This also represented a significant weakening in terms of the fiscal discipline applying to the State’s budget position, as it focussed on an operating balance rather than a fiscal balance.

Chart 4.1 shows the difference between a fiscal balance and an operating balance. Targeting a fiscal balance generates a sufficient cash surplus to fund capital expenditure without adding to borrowing requirements and the stock of gross debt in the General Government sector. This requires a much higher level of fiscal responsibility than the operating balance which does not provide a sufficient cash surplus to fund capital expenditure without increased borrowings.

Page 54	Queensland Commission of Audit Interim Report June 2012

Previous Fiscal Principles	4.

Chart 4.1

Relationship between fiscal balance and operating balance

Fiscal balance (Net lending/borrowing balance)

Source: Commission of Audit

Queensland Commission of Audit Interim Report June 2012	Page 55

4.	Previous Fiscal Principles

Strong growth in operating revenues and a relatively modest capital program in the General Government sector allowed for the delivery of substantial operating surpluses and minimal borrowing requirements for a number of years in the early 2000s. However, from around 2006-07 onwards, the Government moved to significantly boost recurrent expenditure levels and increase capital spending. As consecutive budgets continued to forecast operating surpluses, the fiscal principles did not act as a meaningful constraint on either increased recurrent or capital expenditure.

Strong revenue growth continued into 2007-08 (which was the peak of the Queensland property market) and, to some extent, 2008-09 with a tripling of coking coal prices driving royalties growth. This offset weakness in state taxation and GST from an operating balance perspective. However, during 2008-09, the outlook for the State’s revenues across the forward estimates period deteriorated significantly as the impact of the global financial crisis on the domestic and global economy materialised.

Chart 4.2 below shows trends in the fiscal balance and operating balance over the past ten years, as well as projections to 2015-16. Prior to 2006-07, significant operating surpluses and fiscal surpluses were recorded in the General Government sector. However, the two measures began to diverge from around 2003-04 as capital spending accelerated, with significant fiscal deficits emerging from 2007-08 onwards. In 2008-09, for example, the State recorded a small ($35 million) operating surplus, but there was a fiscal deficit of $4.4 billion.

While the operating position provides an indication of the State’s balance of revenues and recurrent expenditure, it is a weaker surplus target, and provides only a partial picture of the State’s overall financial position. In particular, it does not provide a comprehensive measure of the State’s borrowing requirements and consequent impacts on the balance sheet.

Chart 4.2

General Government fiscal balance and operating balance

Source: Treasury

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Previous Fiscal Principles	4.

In February 2009, the Government released an Economic and Fiscal Update (the Update), prepared on a ‘no policy change’ basis, which forecast General Government operating deficits across the forward estimates of around $3 billion per year. While the Update indicated that future budgets would seek to return the State to an operating surplus, the Government also indicated that it intended to maintain a record capital program, and by implication would require a significant increase in borrowings for the foreseeable future.

Standard and Poor’s Ratings Services downgraded Queensland’s credit rating from AAA to AA+ almost immediately after the Update was released. In its Research Update accompanying the downgrade, Standard and Poor’s stated6:

“The state’s capital program is substantial. Given the significant decline in operating revenue as a result of a weakening economic environment and the state’s commitment to its large capital program, Queensland’s balance sheet is unlikely to remain consistent with a ‘AAA’ rating.”

4.5.	CHARTER OF FISCAL RESPONSIBILITY

A revised set of fiscal principles was established in the 2009-10 Budget, which was designed to restore the State’s strong financial position over time, while also providing greater restraint around growth in both expenditure and borrowings. The revised fiscal principles formed part of the new Charter of Fiscal Responsibility (replacing the previous Charter), which was a requirement of the new Financial Accountability Act 2009. The revised fiscal principles, which the Treasurer is required to regularly report on, are based around three themes7:

“Fiscal Sustainability

•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)

•	Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16

Competitive Tax Regime

•	Maintain a competitive environment for business

Managing the State’s Balance Sheet

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector

•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice”.

[6]	Standard and Poor’s Research Update, State of Queensland, 20 February 2009
[7]	2009-10 Queensland State Budget Paper 2, pages 2-6

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4.	Previous Fiscal Principles

Table 4.2 shows how the 2011-12 MYFER reported measures to indicate whether fiscal principles were expected to be achieved.

Table 4.2

The fiscal principles of the Queensland Government

2011-12 MYFER

Principle	Indicator
Fiscal sustainability

		Operating Revenue ($ million)	Operating expenses less depreciation ($ million)
In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)	2010-11	41,957	40,967
	2011-12	44,416	44,384
	2012-13	43,631	44,715
	2013-14	48,150	46,045
	2014-15	50,257	46,678

	Growth in:	Own purpose expense	Inflation plus population
Growth in own-purpose expenses in the General Government sector not to exceed real per capita growth	2010-11	11.4%	5.05%
	2011-12	9.10%	4.25%
	2012-13	1.92%	5.75%
	2013-14	2.97%	4.75%
	2014-15	1.41%	4.75%
	Avg over FEs	3.85%	4.88%

	Operating balance ($ million)
Achieve a General Government operating surplus as soon as possible, but no later than 2015-16	2010-11		(1,516)
	2011-12		(2,853)
	2012-13		(4,213)
	2013-14		(1,261)
	2014-15		60
Competitive tax regime

	Taxation revenue per capita, 2011-12
Maintain a competitive tax environment for business	Queensland:		$2,271
	Average of other states and territories:		$2,711
Managing the State’s balance sheet

	Net Financial Liabilities/Revenue Non-financial Public Sector
Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector	2010-11		84%
	2011-12		102%
	2012-13		123%
	2013-14		122%
	2014-15		122%

Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice

As at last actuarial review (released June 2011), accruing superannuation liabilities were fully funded when the QML transaction is taken into account. The State Actuary reviews the scheme every 3 years.

Source: Queensland 2011-12 Mid Year Financial and Economic Review

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Previous Fiscal Principles	4.

The revised principles further weakened the surplus requirement in the short term, by only seeking to ensure that operating revenues exceeded operating expenditure after excluding depreciation. This effectively involved achieving a positive cash inflow from operating activities only, and did not take into account any capital expenditure.

The consequence of this was that the fiscal sustainability targets were further weakened during periods when Queensland was in receipt of significant capital grants from the Australian Government, such as during the period of flood recovery and reconstruction.

In the 2011-12 MYFER, the Queensland Government reported it was on track to meet its fiscal target of a operating surplus no later than 2015-16 ($60 million in 2014-15). However, this surplus was entirely the result of $1.2 billion in payments from the Australian Government for natural disaster relief and recovery. No flood related expenditures were projected in Queensland in 2014-15 in the MYFER. Even when the $1.2 billion payment is included, the MYFER still projected a deficit in the fiscal balance of over $1 billion in 2014-15, indicating the ongoing weakness of the fiscal position, despite the Government meeting its stated fiscal sustainability targets.

The revisions to the principles also placed fewer restrictions on the use of borrowings than previous sets of fiscal principles, with the only requirement being that net financial liabilities not increase as a proportion of revenue. This effectively removed the restriction against borrowings being undertaken for recurrent expenditure, allowing for an ongoing accumulation of gross debt and associated increases in debt servicing costs. This represented a significant weakening of resolve in relation to the use of borrowings to fund capital expenditure.

The focus on stabilising debt as a proportion of revenue, rather than stabilising debt in absolute terms, along with the weaker surplus requirement, did not provide the sufficient fiscal discipline to generate cash surpluses necessary to stabilise and then reduce the level of debt.

The final set of fiscal principles of the previous Government, which had prevailed since 2009-10 and which were embodied in the 2011-12 MYFER, were developed when the State was projecting large operating deficits and significant increases in borrowings for the foreseeable future. The fiscal principles were primarily designed to move the operating balance back to surplus gradually over a number of years and to target the objective of not increasing debt as a proportion of revenue to prevent a further downgrade of the State’s credit rating. They were not sufficient to restore the State’s AAA credit rating and represented a significant erosion of fiscal discipline compared with the principles originally developed during the 1990s.

Furthermore, these fiscal principles were not achieved on a consistent basis. For example, the requirement for growth in own purpose expenses to not exceed real per capita growth was achieved in 2009-10 (the year in which the Queensland fuel subsidy scheme was abolished) but was not achieved in 2010-11 and was not budgeted to be achieved in 2011-12.

Chart 4.3 shows how the progressive weakening of the Government’s fiscal principles has precipitated a trend decline in Queensland’s fiscal balance over the last twenty years, notwithstanding a temporary improvement in that position during the revenue surge between 2000-01 and 2007-08.

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4.	Previous Fiscal Principles

Chart 4.3

Queensland’s fiscal principles – historical perspective

Early fiscal principles			Charter	Post-GFC revision

1990-91	1995-96	1996-97	1999-2000	2009-10

Government announces

foundations of its fiscal

strategy as:

•   A zero net financing requirement in the general Government sector

•   Hold cash and reserves sufficient to fully meet future superannuation liabilities and full actuarial funding of workers comp and motor vehicle 3rd party insurance liabilities

•   Fund social capital assets such as schools and hospitals from recurrent revenues

•   Borrow only for assets that can effectively generate an income stream sufficient to meet debt servicing costs

1990-91 State Budget Paper 4, page 4

1991-92

Reference to a zero net financing requirement in the general Government sector is removed

1991-92 State Budget Paper 4, page 5

Government announces the following fundamental policy settings:

•   Fully funding long-term liabilities such as superannuation and workers compensation

•   Fund social capital assets such as schools and hospitals from recurrent revenues and only borrowing for assets which can generate an income stream sufficient to service the debt

•   Maintaining Queensland as the low-tax State

1995-96 State Budget Paper 2, page 3

The 1996 Commission of Audit’s proposed charter of fiscal responsibility had the objectives of:

•   Maintaining the State’s net worth

•   Maintaining a competitive tax system

•   Establishing an efficient regulatory system

•   Establishing structures and processes designed to ensure efficient service delivery

1996-97 State Budget Paper 2, page 3

1998-99

Government adds a principal to:

•   Maintain an overall State Government surplus in GFS terms and a cash surplus in the Consolidated Fund

1998-99 State Budget Paper 2, page 3

Government introduces Charter of Social and Fiscal Responsibility, which establishes the State’s fiscal principles as:

•   Competitive tax environment The Government will ensure that state taxes and charges remain competitive with the other states and territories

•   Affordable service provision The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in GFS terms.

•   Capital funding Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating

•   Managing financial risk The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•   Building the State’s net worth The Government will at least maintain and seek to increase Total State Net Worth

1999-2000 State Budget Paper 2, page 3

Government introduces revised fiscal principles under the Charter of Fiscal Responsibility based around three themes:

Fiscal Sustainability

•   In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)

•   Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth

•   Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16

Competitive Tax Regime

•   Maintain a competitive environment for business

Managing the State’s Balance Sheet

•   Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector

•   Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice

2009-2010 State Budget Paper 2, page 2

Source: Australian Bureau of Statistics, 5512.0

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Previous Fiscal Principles	4.

4.6.	FISCAL PRINCIPLES AND TARGETS IN OTHER JURISDICTIONS

4.6.1.	Australian Government

Various fiscal strategies or targets have been outlined by successive Australian Governments during the 1970s and 1980s. However, these were not formalised until legislation was enacted in 1998 to establish a Charter of Budget Honesty.

The Charter requires the Australian Treasurer to release a fiscal strategy statement at the time of each Budget.

A fiscal strategy statement is to:

“(a)	specify the Government’s long-term fiscal objectives within which shorter-term fiscal policy will be framed; and

(b)	explain the broad strategic priorities on which the budget is or will be based; and

(c)	specify the key fiscal measures that the Government considers important and against which fiscal policy will be set and assessed; and

(d)	specify, for the budget year and the following 3 financial years:

(i)	the Government’s fiscal objectives and targets; and

(ii)	the expected outcomes for the specified key fiscal measures; and

(e)	explain how the fiscal objectives and strategic priorities specified and explained as required by paragraphs (a), (b) and (d) relate to the principles of sound fiscal management; and

(f)	specify fiscal policy actions taken or to be taken by the Government that are temporary in nature, adopted for the purpose of moderating cyclical fluctuations in economic activity, and indicate the process for their reversal; and

(g)	explain broadly the reporting basis on which subsequent Government fiscal reports will be prepared”.

In the 1998-99 Budget8, the Australian Government stated that its basic medium-term fiscal objective was to achieve underlying budget balance, on average, over the course of the economic cycle. Consistent with this medium-term objective, the fiscal strategy adopted by the Government in framing its 1998-99 Budget was centred on:

•	“returning the underlying budget to surplus in the life of that Parliament

•	maintaining surpluses over the forward estimates period while economic growth prospects remained sound

•	halving the ratio of Commonwealth general government net debt to GDP from 20% in 1995-96 to 10% by the turn of the century

•	maintaining its commitment not to introduce new taxes or raise existing taxes over the term of the Parliament, while seeking to ensure that all taxpayers pay their fair share of taxes

•	directing sufficient resources to high priority areas, while significantly reducing the ratio of outlays to GDP through to the turn of the century”.

[8]	1998-99 Australian Government Budget Paper 1, page 1-9

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4.	Previous Fiscal Principles

It is important to note that the Australian Government generally measures a budget surplus or deficit with reference to the General Government underlying cash balance (GFS cash surplus/deficit in the cash flow statement, less Future Fund earnings). This is broadly equivalent in accrual terms to the fiscal balance. The Australian Government does not target the weaker surplus measure of the operating position, which was the focus of attention in the recent fiscal principles of the previous Queensland Government.

In the Updated Economic and Fiscal Outlook (UEFO)9 released in February 2009, the Australian Government also committed to take action to return the budget to a cash surplus once the economy recovered to grow above trend. As part of this strategy, the Australian Government will:

•	allow the level of tax receipts to recover naturally as the economy improves, while maintaining the Government’s commitment to keep taxation as a share of GDP below the 2007-08 level on average; and

•	hold real growth in spending to 2% a year until the budget returns to surplus.

In its 2012-13 Budget10, the Australian Government outlined its medium-term strategy as being to:

•	“achieve budget surpluses, on average, over the medium term

•	keep taxation as a share of GDP below the level for 2007-08 (23.5% of GDP), on average

•	improve the Government’s net financial worth over the medium term”.

The Treasurer is also required to publicly release and table intergenerational reports every five years to assess the long term sustainability of current Government policies over the 40 years following the release of the report, including by taking account of the financial implications of demographic change.

4.6.2.	New South Wales

The New South Wales Financial Audit recommended one fiscal target – achieve and maintain, for the total State sector, the ratio of net debt and net superannuation liabilities at or below 100% of total revenue. This target is set to be consistent with the retention by the State of its AAA credit rating, together with a suitable buffer to allow the absorption of economic cycles and economic or financial crisis without the need to adjust expenditure or tax rates.

The New South Wales Government has recently introduced a revised Fiscal Responsibility Act 2012, which has a stated objective of maintaining a AAA credit rating but does not directly target a debt to revenue ratio. The draft legislation sets out the following fiscal targets and principles of sound financial management:

[9]	Australian Government Updated Economic and Fiscal Outlook, page 36
[10]	2011-12 Australian Government Budget Paper 1, page 10

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Previous Fiscal Principles	4.

“Fiscal targets

•	the annual growth in general government expenses of the State is less than the long-term average general government revenue growth of the State

•	the elimination of the State’s unfunded superannuation liability by 2030.

Principles of sound financial management

•	responsible and sustainable spending, taxation and infrastructure investment, including:

•	aligning general government revenue and expense growth

•	stable and predictable taxation policies

•	investment in infrastructure that has the highest benefit for the community.

•	effective financial and asset management, including sound policies and processes for:

•	performance management and reporting

•	asset maintenance and enhancement

•	funding decisions

•	risk management practices.

•	achieving intergenerational equity, including ensuring that:

•	policy decisions are made having regard to their financial effects on future generations

•	the current generation funds the cost of its services.”

The draft Fiscal Responsibility Act also requires the Treasurer to include the following in the budget papers:

•	“a statement of the Government’s fiscal strategy having regard to the object of this Act and the fiscal targets and principles provided by this Act

•	a report on the Government’s performance against that object and those targets and principles

•

the reasons for any departure from that object and those targets and principles, together with the action planned to achieve that object and those targets and principles within the forward years of the budget

•	an assessment of the impact of the measures in the budget on the State’s long-term fiscal gap

•	in the case of the budget papers for 2016-17 and for each 5 years thereafter – an updated report on long-term fiscal pressures and a re-assessment of the State’s long-term fiscal gap.”

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4.	Previous Fiscal Principles

The Fiscal Responsibility Act is to be reviewed after five years to “determine whether the policy objectives of the Act remain valid and whether the terms of the Act remain appropriate for securing those objectives”.

4.6.3.	Victoria

The Independent Review of State Finances Interim Report (released in April 2011) recommended the following targets for Victoria:

•

“over rolling five-year periods, the General Government net operating balance is at least equal to the medium-term sustainable level of net infrastructure investment – to be met within the next five years

•

over rolling five-year periods, General Government net infrastructure investment is at least equal to 0.5% of the historical five-year average of Gross State Product – further work on this target will be undertaken in the Final Report

•	General Government net debt is equal to zero on average over a 10-year rolling period – current debt should be repaid over the next 10 years

•	Government superannuation liabilities are equal to zero by 2035 – steady progress to be made each year towards achieving that goal

•	when revenue growth exceeds the rolling five-year average, the government preserves the excess in the form of cash reserves or equivalent financial assets”.

The Victorian Government has identified a revised medium-term fiscal strategy in its 2012-13 Budget, which is summarised in Table 4.3. The Victorian Government considers that the strategy provides the necessary flexibility to deliver needed services and infrastructure consistently even if there is a significant reduction in revenue or a need to fund particularly costly infrastructure in the short term.

Table 4.3 Victoria: Medium term fiscal strategy

Financial Measure	Parameters
Infrastructure investment	Infrastructure investment of 1.3% of Gross State Product (calculated as a rolling five-year average).
Net debt	General government net debt reduced as a percentage of GSP over the decade to 2022.
Superannuation liabilities	Fully fund the unfunded superannuation liability by 2035.
Operating surplus	A operating surplus of at least $100 million and consistent with the infrastructure and debt parameters.

Source: 2012-13 Victoria State Budget Paper 2, page 9

While the Victorian Government has not explicitly targeted an operating surplus at a level equal to net infrastructure investment, it has indicated that a key focus of its fiscal strategy is to fund infrastructure sustainably without excessive borrowing. However, the announced operating surplus target indicates the Victorian Government is comfortable with taking on additional borrowings, as long as net debt grows at a slower pace than gross state product (GSP). In contrast, the Interim Report recommended that net debt should be reduced to zero over the next 10 years.

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Previous Fiscal Principles	4.

The Victorian Government notes that its target of infrastructure investment of 1.3% of GSP is consistent with the recommendation that net infrastructure investment be at least 0.5% of GSP. The targeted funding of superannuation liabilities by 2035 is also consistent with the recommendation. However, the Victorian Government has not established a target in relation to the retention of revenues when growth exceeds the long term average, which was recommended in the Independent Review of State Finances Interim Report.

Queensland Commission of Audit Interim Report June 2012	Page 65

5.	Own Source Revenue

5.	OWN SOURCE REVENUE

KEY ISSUES

•

Queensland’s own source revenues are characterised by a small number of broad based, stable revenue streams, a number of other important revenue sources that are highly volatile and other revenue sources collected mainly for regulatory or public policy objectives.

•	Around three quarters of Queensland own source revenue is raised from nine revenue sources. The remaining 25% of revenue is derived from 30 revenue sources.

•	The volatility of non-tax revenue sources (such as royalties), which comprise around one quarter of own source revenue, presents a risk to fiscal management.

•

Queensland exercises below average effort in raising revenues from payroll tax, land tax, transfer duty and mining taxes. Queensland also raises less revenue per capita from gambling activities than other states.

•	Queensland’s broad based revenue sources remain the most efficient and least damaging to the economy as a source of potential additional revenue.

•

The narrowness and volatility of revenue sources in Queensland limit options for efficient, reliable sources of future revenue consistent with the Government’s fiscal strategy. In particular, transfer duty and royalties are highly volatile revenue sources. Reliance on these sources of revenue carries risks that should be taken into account in assessing the funding capacity available to meet future expenditure.

5.1.	STRUCTURE OF OWN SOURCE REVENUES

In 2010-11, the Queensland Government collected $22 billion in revenue from own sources, equivalent to 8% of GSP. Own source revenue in Queensland represents around half of total General Government revenue. Grants from the Australian Government comprise the remaining half.

The major items of own source revenue in 2010-11, shown in Chart 5.1, were:

•	taxes

•	revenue from the sale of goods and services

•	royalties from the mining of mineral resources

•	dividends from Government Owned Corporations and returns on investments in financial assets.

Page 66	Queensland Commission of Audit Interim Report June 2012

Own Source Revenue	5.

Chart 5.1

General Government own source revenues 2010-11

Source: Treasury

Queensland derives a higher share of own source revenue from investments in financial assets than other states. This reflects decisions taken by previous Queensland Governments over a long period to invest in financial assets for the funding of public service superannuation liabilities.

While this comprises an important revenue source, the revenue from these investments is committed to the payment of superannuation benefits. As such, this revenue source is not a discretionary revenue source that can be drawn upon by the Government for fiscal management purposes. Issues relating to the treatment of investment income are addressed in Box 5.1.

Taxation revenue comprises a lower proportion of own source revenue in Queensland compared to other states. Royalties represent a greater proportion of own source revenue in Queensland compared to other states.

The revenue bases that comprise own source revenues are broadly similar across the states. The exclusive powers exercised by the Australian Government over the taxation of income and consumption has left state governments with:

•	a small number of broad based revenue sources

•

a large number of narrowly based transaction taxes and other revenue sources, the most important of which are transfer duty (or stamp duty) on the transfer of real property and royalties from mining activities.

The concentration of General Government own source revenues from a limited number of revenue bases is shown in Table 5.1.

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5.	Own Source Revenue

Table 5.1 General Government own source revenues 2010-11
	$ billion	Share of own source revenue %	Cumulative share of own source revenue %

Payroll Tax	3.0	14	14
Royalties	2.7	12	26
Investment returns	2.1	9	35
Transfer Duty	1.9	9	44
Fees for service and charges	1.9	9	53
Motor vehicle registration	1.3	6	59
Dividend and tax equivalent payments	1.2	6	65
Land tax	1.0	5	70
Gambling taxes	0.9	4	75

30 other revenue sources	6.1	25	100

Total own source revenue	22.1	100	100

Source: Treasury

Table 5.1 shows that:

•

44% of Queensland own source revenue is derived from only four sources: payroll tax, royalties, transfer duty and investment returns – the last item of which funds the payment of superannuation benefits

•	there are nine revenue sources that each return more than $900 million per year to the Queensland Budget – in total these nine sources comprise 75% of total own source revenues

•

the remaining 25% of own source revenue is contributed by 30 different revenue streams that are primarily regulatory charges and fees for service, such as public transport fares and public housing rents.

The 25% of own source revenue contributed by other revenues is not a practical option for funding the broad range of services provided by government.

Unlike general taxation, where rates can be adjusted as needed to meet a revenue target, rates set for fees for service and regulatory charges are generally limited to meeting their policy purpose. For example, building license fees are broadly set to recover the cost of administration and appropriate regulatory oversight of this functions. It is not appropriate that fees and charges of that nature are used for general revenue raising purposes. Similarly, public transport fares and public housing rents, while set to achieve a level of cost recovery, are not primary options for raising additional revenue.

The concentration of most own source revenue from a small number of revenue bases has significant implications for budget flexibility and, in particular, in assisting to reduce the fiscal deficit:

•	there are only a limited number of broad based revenue sources to draw upon to generate additional revenue

•	there is little capacity to generate additional revenue from one quarter of the own source revenue base.

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Own Source Revenue	5.

Box 5.1

Investment returns

In accordance with long-standing policies of successive Queensland Governments, the State holds substantial financial assets to fund future liabilities, primarily superannuation liabilities, but also long service leave and various insurances.

Investment returns earned on these assets comprised about 9% of own source revenues in 2010-11. Until 2008-09, actual investment returns formed part of general revenue receipts into the Consolidated Fund. However, due to market fluctuations in earnings for various asset classes, investment returns exhibit a high degree of volatility, as shown in Chart 5.2 below.

Chart 5.2

Investment returns

Source: Treasury

As a result of this volatility, the Queensland Government in 2009 put in place an arrangement whereby Queensland Treasury Corporation (QTC) pays a fixed return (currently set at 7.5% per annum) to the Consolidated Fund on a note issued in exchange for the investments. This arrangement reduces the volatility of earnings for the General Government sector, while QTC bears the risk of the volatility in investment returns (which is ultimately a risk to the State’s balance sheet).

These investment returns are used to fund the payment of superannuation benefits and other liabilities, and therefore do not constitute a discretionary source of revenue. As such, only 91% of the State’s own source revenue base is available for discretionary expenditure purposes.

However, the inclusion of these investment returns as part of General Government revenue can distort the underlying fiscal position. Where investment returns exceed the annual superannuation expense, there is an apparent improvement in the budget position, without an actual increase in expenditure capacity. Conversely, when investment returns are lower than the superannuation expense, there is an additional impost on the fiscal position.

Queensland Commission of Audit Interim Report June 2012	Page 69

5.	Own Source Revenue

5.2.	TRENDS IN OWN SOURCE REVENUES

Chart 5.3 shows annual growth in own source revenues over the ten years to 2010-11. Over the decade, own source revenues showed considerable volatility, with alternate years of strong and moderate growth.

The variability in own source revenues reflects a combination of both highly stable and highly volatile own source revenues. Payroll tax and revenue from the sale of goods and services (fees and charges from government services), comprising around one third of own source revenue, are relatively stable from year to year.

Other own source revenues can fluctuate widely from year to year. The main revenue items in this category are transfer duty and royalties from mining operations. Prior to 2006-07, strong growth in own source revenue was supported by growth in transfer duty. In the latter part of the decade, a sharp decline in transfer duty was partly offset by strong growth in mining royalties. This was particularly the case in 2008-09, when a sharp rise in coal prices resulted in a surge in coal royalty revenue in that year. This revenue increase offset a decline in transfer duty, following events in the international economy in 2008.

Chart 5.3

Own source revenues – annual growth

Source: Treasury

There was considerable variability in the components of own source revenue over this period.

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Own Source Revenue	5.

5.2.1.	Taxation revenue

Taxation revenue comprises around half of total own source revenues.

Chart 5.4 shows annual growth for the major taxation sources since 2000-01.

Taxation revenues in Queensland increased at an annual average rate prior to 2005-06 at double the rate of the period after 2005-06 (12% per annum on average compared to 6%).

The source of this variability in growth of taxation revenues is primarily attributable to one revenue source – transfer duty on the sale of real property. Being a transaction based tax, transfer duty is highly responsive to changes in economic conditions and is highly volatile.

•	Transfer duty increased by 180% between 2000-01 and 2005-06, an annual average rate of 25%.

•	In the following five years, transfer duty increased a further 48% between 2005-06 and 2007-08, before falling 34% over the following three years to 2010-11.

Compared to the volatility of transfer duty, payroll tax grew at a relatively constant rate of around 10% per annum, providing a base level of revenue stability against the volatility of other revenue items. An increase in the growth of land tax in the second half of the decade also offset the volatility of transfer duty.

Chart 5.4

Taxation revenues – annual average growth

Source: Treasury

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5.	Own Source Revenue

5.2.2.	Non-tax revenue

In addition to the variability in taxation revenues, non-tax revenues have demonstrated considerable volatility in Queensland. The most variable of the non-tax revenue sources, excluding investment returns, has been royalties from mining related activities.

Between 2000-01 and 2010-11, annual growth in these revenues has fluctuated over a wide range, being influenced by a range of domestic and international factors including:

•	international commodity prices

•	Australia’s exchange rate to the United States dollar

•	changes in demand from international customers

•	domestic supply constraints, including supply chain issues and disruptions due to natural disasters and other events.

Chart 5.5 shows that royalty revenue from mining activities fluctuated through a large range over the decade, peaking at an annual growth rate of 146% in 2008-09, on the back of a surge in the price of coal.

Chart 5.5

Royalties, annual change

Source: Treasury

The inherent variability in a number of Queensland’s own source revenues, particularly royalties and transfer duties, will need to be reflected in the Government’s fiscal strategy. It cannot be assumed that the current contribution of these sources of revenue to the budget will continue in the future. For the Government to meet its fiscal strategy targets in the future will require a level of recurrent expenditure that takes into account potential variability in these own source revenues.

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Own Source Revenue	5.

5.2.3.	Queensland’s revenue effort

Queensland has historically maintained a competitive taxation environment compared to other states.

One way of measuring this competitiveness is an examination of taxation effort ratios published by the Commonwealth Grants Commission (CGC), as part of its annual review process for the distribution of GST revenues.

The revenue effort ratios are a measure of actual revenues collected in each state against each state’s capacity to raise that revenue. A ratio of 100 for any state indicates that the state is exercising the average effort of all the states in raising revenue from their tax bases.

Chart 5.6 shows the revenue effort for the main State taxes for 2010-11 for Queensland, compared to the other mainland states. The chart shows that Queensland has below average effort in the collection of land tax, transfer duty, payroll tax and royalties, with effort levels for land tax and transfer duty being well below those for payroll tax and mining royalties. Queensland generally has a lower revenue raising effort than most states shown in Chart 5.6.

The CGC does not make assessments of revenue effort for gambling taxes. However, an analysis of revenue collections from gaming activities across Queensland, New South Wales, Victoria and South Australia indicates that Queensland’s per capita gambling revenue collections are below the weighted average in these states.

Chart 5.6

Commonwealth Grants Commission revenue effort ratios, 2010-11

Source: Commonwealth Grants Commission 2012 Update

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5.	Own Source Revenue

5.3.	PROJECTIONS OF OWN SOURCE REVENUE

Table 5.2 provides updated projections of own source revenue forming part of the Treasury May 2012 updated forward estimates discussed in Section 3.

Table 5.2 General Government own source revenue projections ($ million) (a)

	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Payroll tax	3,485	3,735	4,073	4,437	4,838
Transfer duty	2,050	2,175	2,497	2,851	3,265
Other duties	483	517	553	592	634
Land tax	1,027	1,047	1,068	1,111	1,178
Gambling taxes	997	1,036	1,076	1,118	1,162
Insurance taxes	555	613	658	707	759
Motor vehicle registration	1,383	1,438	1,496	1,556	1,619
Other taxes	605	639	675	708	746
Taxation revenue	10,585	11,201	12,097	13,080	14,200

Grants revenue (b)	617	536	546	546	551
Sales of goods and services	4,506	4,826	5,057	5,272	5,451
Interest income	2,452	2,576	2,659	2,729	2,795
Dividend and income tax equivalents	1,122	1,263	1,372	1,889	1,886

Coal royalties	2,379	2,422	2,697	2,780	2,951
Other royalties	413	513	555	825	1,212
Land rents	148	160	173	183	195
Royalties and land rents	2,941	3,095	3,424	3,789	4,358

Other revenue	786	711	698	702	697

Total own source revenue	23,009	24,207	25,852	28,006	29,939

(a)	Does not include impact of the Government’s election commitments.
(b)	Excludes grants from the Australian Government.

Source: Treasury

The forward estimates provided by Treasury to the Commission are on a no policy change basis and therefore do not include the impact of the Government’s election commitments, including proposed concessional changes to payroll tax and transfer duty. The discussion below describes the underlying trends in own source revenue excluding these changes. As noted in Section 3, the Commission has some reservations about the reliability of some revenue projections, especially in relation to transfer duty and royalities.

Total own source revenues are projected to grow at an average pace of 6.8% per annum across the forward estimates period, slightly below projected average growth in nominal GSP. Payroll tax is expected to provide the largest contribution to growth in own source revenue across the forward estimates. The projections for payroll tax are based on solid wages and employment growth across the period, particularly in the mining sector and industries that support mining investment, such as non-residential construction and engineering.

Transfer duty is expected to be the next largest contributor to own source revenue growth. The growth forecasts for transfer duty reflect expected price and volume growth in the non-residential property market in the short term (consistent with a strong outlook for business investment), supported by a recovery in the volume of residential property transactions in the medium term.

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Own Source Revenue	5.

Other taxes, such as land tax, gambling taxes and motor vehicle registration fees, are expected to grow more modestly across the projection period.

Chart 5.7

Annual growth in transfer duty

Source: Treasury

Sales of goods and services are expected to grow at an average pace of 4.9% per annum, broadly consistent with expected increases in inflation and population over the period.

Interest income, which primarily represents returns on the State’s investments held against superannuation liabilities, is expected to grow at an average rate of 3.3%, similar to the projected average growth in the State’s holdings of financial assets.

Dividends and tax equivalents payments are expected to grow by an average rate of 14.7% per annum, although this is largely driven by an expected increase in tax equivalent payments from energy retailers from 2014-15 onwards as a result of a tax ruling.

Coal royalties are projected to grow at an average rate of 5.6% per annum across the forward estimates, with a continued moderation in coal prices expected to partly offset increases in volumes.

Other royalties are expected to increase significantly in 2014-15 and 2015-16, in line with planned production and export sales at LNG facilities. The ramp-up in LNG royalties is the primary driver of an expected average increase in other royalty revenue of 32% per annum across the period, as shown in Chart 5.8, noting that coal royalties are still expected to be around 2.5 times the level of other royalties in 2015-16.

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5.	Own Source Revenue

Chart 5.8

Annual growth in royalties

Source: Treasury

While some components of the State’s own source revenue, such as payroll tax and sales of goods and services are reliable, robust revenue sources, a number of other revenue lines can be quite volatile. This is particularly the case for transfer duty and royalty revenue, which are two of the key drivers (along with payroll tax) of the projected increases in the State’s own source revenue.

In establishing its budget strategy, it would be prudent for the Queensland Government not to rely too heavily on projected growth in these volatile revenue sources. That is, where strong growth is predicted in volatile revenue lines, this should be allowed to flow through to large improvements in the fiscal balance, rather than being used to fund sustained increases in recurrent or capital expenditure.

Page 76	Queensland Commission of Audit Interim Report June 2012

Australian Government Payments	6.

6.	AUSTRALIAN GOVERNMENT PAYMENTS

KEY ISSUES

•	Australian Government payments to Queensland declined as a share of Gross State Product (GSP), from 7.6% in 2000-01 to 7.4% in 2010-11.

•

Between 2004-05 and 2010-11, Queensland’s GST revenue payments declined by 1.2 percentage points of GSP, more than double the decline of 0.5 percentage points in national GST revenue, due to a reduction in its GST share under Commonwealth Grants Commission revenue sharing arrangements.

•

Other recurrent and capital grants from the Australian Government have increased as a share of GSP since 2000-01, although this is mainly attributable to one off events – fiscal stimulus during the global financial crisis and recovery and reconstruction following natural disasters.

•	Australian Government payments for specific purposes or as part of National Partnership agreements can significantly limit the budgetary flexibility of states.

•

Additional funding of an estimated $894 million until the end of 2015-16 would be required to provide ongoing service levels for major expiring National Partnerships, where Australian Government funding may be withdrawn.

6.1.	STRUCTURE OF AUSTRALIAN GOVERNMENT PAYMENTS

In 2010-11, the Queensland Government received payments from the Australian Government of $19.7 billion, comprising a share of revenue from the GST base and other grants to fund both recurrent and capital spending.

Grants from the Australian Government comprise around half of Queensland’s General Government sector revenue. The Queensland Government has limited, if any, capacity to influence this part of its overall revenue pool. This dependence on funding from the Australian Government highlights the mismatch between the expenditure responsibilities of states and their revenue raising capacity under federal financial arrangements. This is known as vertical fiscal imbalance.

As shown in Chart 6.1, the composition of Australian Government grants to Queensland in 2010-11 was as follows:

•	national GST revenue payments of $8.4 billion (43% of total)

•	other recurrent grants of $9.7 billion (49% )

•	capital grants of $1.6 billion (8%).

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6.	Australian Government Payments

Chart 6.1

Australian Government payments to Queensland 2010-11

Source: Treasury

GST revenue is paid to Queensland without any restrictions from the Australian Government as to how it can be spent. Recurrent and capital grants may be allocated to Queensland without restriction, or may be subject to various conditions, agreements or other requirements prescribed by the Australian Government as to how the funds are to be spent. Such restrictions limit the budgetary flexibility of the States, as discussed in more detail later in this Section.

6.2.	TRENDS IN AUSTRALIAN GOVERNMENT PAYMENTS

As shown in Chart 6.2, total Australian Government payments to Queensland had been on a gradual decline as a share of GSP since 2000-01, before increasing sharply in 2009-10 as a result of fiscal stimulus payments.

Australian Government grants to Queensland declined from 7.6% of GSP in 2000-01 to 6.6% of GSP in 2008-09, reflecting a fall in GST revenue to Queensland over that period of 1.3% of GSP (4.4% to 3.1%). Other recurrent and capital grants remained relatively constant over that period prior to the receipt of fiscal stimulus payments that commenced in 2009-10.

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Australian Government Payments	6.

Chart 6.2

Australian Government payments share of GSP

Source: Treasury

GST revenue as a share of national GDP has been declining since 2004-05. This reflects, in part, a similar historical trend in taxable consumption as a share of GDP. In particular, households have been boosting savings and becoming more cautious with discretionary spending, which is generally subject to GST, while maintaining non-discretionary spending, which includes a number of categories of GST-free expenditure, especially health and education.

In recent years, a number of court decisions in relation to the GST base have resulted in erosion of the GST available to the states. The states have also identified concerns in relation to the nature of the Australian Government’s response to these court decisions which has contributed to erosion of the states’ GST base. Additional detail on these decisions is presented in Box 6.5 at the end of this section.

While Queensland’s GST revenue as a share of GSP can be expected to follow this trend, the fall in Queensland’s GST share has been greater than the national average because the GST revenue sharing methodology between the states (known as horizontal fiscal equalisation) has worked against Queensland.

Between 2006-07 and 2010-11, there was significant variability in Australian Government grants. This reflected three significant events during this period:

•

fiscal stimulus payments by the Australian Government in response to the events in the international economy in 2008 – grant funding was allocated to state governments to stimulate economic activity, particularly in the construction of public infrastructure, including schools and housing

•	the renegotiation of the base and escalation arrangements for specific purpose payments and the development of major new National Partnership Agreements

•	a shift in the GST revenue sharing relativity against Queensland on account of a significant increase in mining royalty revenues in 2008-09.

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6.	Australian Government Payments

Australian Government capital grants to Queensland increased three fold between 2007-08 and 2009-10, from 0.4% of GSP to 1.7% of GSP, reflecting fiscal stimulus payments. Recurrent grants to Queensland also increased over the same period, primarily reflecting additional funding under the health care agreements.

Chart 6.3 shows that Queensland GST payments as a share of GSP fell at more than twice the rate of national GST revenue between 2004-05 and 2010-11. Queensland’s GST payments fell by 1.2 percentage points of GSP compared to a decline of 0.5 percentage points in national GST revenue, reflecting adverse GST relativity assessments by the Commonwealth Grants Commission (CGC).

Chart 6.3

GST revenue share of GSP

Source: Treasury, Australian Government Budget Paper No 1. various

Chart 6.4 shows how Queensland’s GST relativity, as assessed by the CGC, fell below one from 2007-08. (A relativity of one means that a state receives a share of GST funding equivalent to its population share. A relativity of greater (less) than one means that a state receives greater (less) than its population share of GST revenues.)

Chart 6.4

Queensland’s GST relativity

Source: Treasury

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Australian Government Payments	6.

In March 2012, the interim report of the Australian Government’s GST Distribution Review was released. The report made no recommendations on changes to the current arrangements for distributing GST revenue among the states. However, the Review asked for further submissions on possible reforms to the GST distribution methodology to reflect concerns that have been raised regarding its complexity, efficiency and the redistribution of mining related revenues. The possible reforms include:

•	changing the current objective of the distribution methodology from a concept of ensuring states have the same fiscal capacities to one of comparable capacities

•

reviewing the treatment of mining royalties in the distribution methodology, to more appropriately recognise the cost of providing mining related infrastructure and associated economic development costs.

In respect of mining related costs, the Review has sought further comment on two proposals:

•	more appropriate recognition of mining related costs, mining costs and economic developments in the distribution methodology; or

•

exclusion of some mining revenue and/or the mining revenue base from the GST distribution methodology, or discounting mining revenue assessment to compensate for unmeasured needs in relation to state costs of mining related infrastructure and other mining related expenditure.

Each of these proposals would tend to benefit those states with above average revenue capacities, particularly for mining revenues. However, as the Review has made no specific recommendations to change the current methodology, the Commission has not been able to estimate what effect these proposals would have on Queensland’s share of GST revenues.

6.3.	PROJECTIONS IN AUSTRALIAN GOVERNMENT PAYMENTS

Table 6.1 presents updated projections of Australian Government payments to Queensland, based on a preliminary assessment of the Australian Government’s 2012-13 Budget.

The GST revenue projections are consistent with the Australian Government’s estimates for 2011-12 and 2012-13, where state GST relativities have already been confirmed. For 2013-14 onwards, the Australian Government’s projections of Queensland’s GST relativity are considered to be too optimistic. In these years, Treasury has prepared estimates of the State’s GST relativity that are then applied to the Australian Government’s estimates of national GST collections.

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6.	Australian Government Payments

Table 6.1

Australian Government payments projections ($ million)

	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
GST revenue[1]	8,601	9,667	10,951	11,782	12,105
Natural Disaster Relief and Recovery	3,482	—	723	1,120	—
Recurrent Grants	7,860	7,717	8,057	8,555	8,352
Capital Grants	1,907	1,491	1,403	1,251	1,355

Total Australian Government payments	21,851	19,018	21,134	22,808	21,812

1.	Based on Queensland Treasury projections of GST relativities

Source: Treasury

Over the forward estimates period, the rate of growth in Queensland’s share of GST is expected to average 9% per annum. The amount of GST provided to Queensland is expected to increase strongly in 2012-13 and 2013-14, largely as a result of improvements in Queensland’s GST relativity, despite weakness in national GST collections. The growth rate is expected to slow in 2014-15 and 2015-16 as Queensland’s relativity is assumed to stabilise.

Natural disaster relief and recovery funding, in relation to the flooding experienced in the summer of 2010-11 and Cyclone Yasi, have been separately identified in Table 6.1, as the timing of these payments impacts the profile of Australian Government funding. As shown in the table, the largest portion of this funding has been received in 2011-12, reflecting the Australian Government’s decision to provide substantial amounts of funding in advance, a decision designed to bolster its own budget position in 2012-13. The expected payments in 2013-14 and 2014-15 reflect the funding to be received under the standard approach of receiving reimbursement (of up to 75%) in arrears after the advance payments have been fully acquitted.

Recurrent grants include a range of specific purpose payments, National Partnership (NP) payments and grants for on-passing. Specific purpose payments are expected to grow at an average rate of 8.3% per annum between 2011-12 and 2015-16, largely driven by growth funding in health payments.

Capital grants from the Australian Government are generally expected to decline across the forward estimates period. Estimates for 2015-16 will be further updated by Queensland Government departments following discussion with their federal counterparts. In some cases, particularly where existing agreements are due to expire before the end of the forward estimates period, conservative assumptions have been made in relation to Queensland’s share of future funding.

6.4.	PAYMENTS FOR SPECIFIC PURPOSES

6.4.1.	Australian Government payments for specific purposes

Payments for specific purposes mainly comprise specific purpose payments and NP payments made to states under the Intergovernmental agreement on Federal Financial Relations. They are the major source of Australian Government funding, apart from the GST, as shown in Table 6.2.

The tables in Section 6.4 have been updated from the Australian Government Budget released on 8 May 2012. As such, they may not be consistent with the Australian Government payments data which is used elsewhere in this Report.

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Australian Government Payments	6.

In 2011-12, payments for specific purposes are expected to amount to around $13.1 billion, and are expected to decrease to around $9.4 billion by 2015-16, as shown in Table 6.2.

Table 6.2

Commonwealth payments to Queensland for specific purposes ($ million)

	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Specific purpose payments[1]	4,072	4,343	4,667	5,137	5,607
NP payments	6,707	1,943	3,473	2,121	949
Onpassing and local government	2,304	2,037	2,430	2,592	2,820

Total payments	13,083	8,323	10,569	9,850	9,376

1.	Includes the new National Health Reform Agreement Payment

Source: Commonwealth Budget Paper No. 3 Australia’s Federal Relations

There are five specific purpose payments covering health, education, skills and workforce development, housing, and disability services. These payment streams are ongoing and are indexed to maintain their value over time. Payments for onpassing primarily comprise payments for non-government schools and for local government. These have no net impact on the State’s financial position.

NP payments are highly volatile, and are projected to fall from a peak of $6.7 billion in 2011-12 to a low of less than $1 billion in 2015-16. As outlined in Sections 6.5 and 6.6 below, NP payments raise some particular issues in relation to budget management and flexibility.

6.4.2.	Funding from National Partnership agreements

The level of NP payments is quite variable from year to year, depending on the nature of the agreement, the duration of the agreement, and the number of new agreements coming on line.

There are currently around 100 separate funding agreements involving the Queensland Government, including implementation plans under omnibus NPs. These range from very large programs to very small programs. The ten largest NP agreements account for the majority of NP payments in 2011-12. These are shown in Table 6.3.

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6.	Australian Government Payments

Table 6.3

National Partnership agreements funding1 ($ million)

Name	2011-12 Est. Act	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Natural Disaster Relief and Recovery	2,992	23	1,637	1,088	—
Major Infrastructure Projects – Roads	1,633	644	691	136	88
Transitioning responsibilities for aged care and disability services	394	18	18	18	18
National Health Reform – Improving Public Hospitals	166	133	162	21	21
Remote Indigenous Housing	145	97	178	156	137
Essential Vaccines	105	36	69	68	71
Regional Infrastructure Fund	104	24	65	158	73
Nation Building and Jobs Plan	103	—	—	—	—
Health Infrastructure	100	221	112	36	44
Productivity Places Program	99	—	—	—	—
Other Agreements	865	748	541	441	496

Total National Partnership funding	6,707	1,943	3,473	2,121	949

1.	Excludes payments for Non-Government schools and local government.

Source: Commonwealth Budget Paper No. 3 Australia’s Federal Relations

6.5.	ROLE OF NATIONAL PARTNERSHIP AGREEMENTS IN THE FEDERAL FINANCIAL RELATIONS FRAMEWORK

Under the Intergovernmental Agreement on Federal Financial Relations (the IGA), the Commonwealth may enter into NPs with the states.

The IGA specifies that Commonwealth funding to the states, through National Partnerships (NPs), may be appropriate where it:

•	is closely linked to a current or emerging national objective or expenditure priority of the Commonwealth – for example, addressing indigenous disadvantage and social inclusion

•	has ‘national public good’ characteristics – where the benefits of the involvement extend nationwide

•	has ‘spill over’ benefits that extend beyond the boundaries of a single state or territory

•	has a particularly strong impact on aggregate demand or sensitivity to the economic cycle, consistent with the Australian Government’s macro-economic management responsibilities or

•	addresses a need for harmonisation of policy between the states and territories to reduce barriers to the movement of capital and labour.

It was originally envisaged that the number of NPs would be relatively small, in light of the significant national interest theme outlined in the IGA. However, the number of NPs has grown rapidly since this style of agreement was first introduced in 2008.

While there is some expectation that the number of agreements could decline following 2012 if agreements are allowed to expire and are not replaced, it is also possible that the number of agreements could continue to grow in line with past experience.

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Australian Government Payments	6.

NPs often have reporting requirements which are onerous, time consuming and out of proportion to the amount of funding involved. There is a significant risk that having a large number of agreements in the same policy area will create difficulties in correctly attributing outcomes to individual initiatives. There is also a risk of duplication in administration and reporting, as well as the likely prospect that, with too many activities to monitor, there will not be a clear and consistent focus on achieving the key objectives. Box 6.1 provides a specific example of a small NP of questionable value.

Box 6.1

NP Agreement on exotic disease preparedness

An overly bureaucratic approach to implementing the IGA ideals has seen a wide range of low value, low importance agreements come within the scope of the IGA framework. Recent attempts by Heads of Treasuries to rectify this issue have not been successful, and far too much time is taken in developing and monitoring small non-strategic agreements.

As an example, the draft NP agreement for Exotic Disease Preparedness – (Veterinary Practitioners) provides for funding to Queensland of $13,000. Treasury estimates that this funding is likely to be less than the costs of establishing and reporting on the agreement.

6.5.1.	Issues with National Partnership agreements

A number of NP agreements have provided states with the capacity to implement national reforms and improve service delivery capabilities. However, there are a number of issues with the current framework for developing and implementing NPs and these can have adverse impacts for states.

Key issues with current NP arrangements include:

•	they tend to reflect Australian Government policy priorities such as election commitments, rather than mutually developed approaches to intergovernmental reforms

•	the current development process effectively precludes states from having any substantive input into NP policy or funding parameters

•	there is often no commitment to ongoing Australian Government funding, leaving states with a difficult decision at the end of the NP as to either reduce services, or find additional own source funding

•	NPs often include input controls and reporting requirements which can reduce Queensland’s flexibility and resource availability

•	NPs often do not align with Queensland Government priorities and can result in a diversion of effort from other issues

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6.	Australian Government Payments

•	the NP process does not align with Queensland’s budget process, and can compromise policy and financial planning

•	the timing of NP payments can have a significant effect on Queensland’s fiscal balance, and on financial and budget reports

•	the Australian Government typically does not normally provide any ongoing funding for capital NPs, meaning that Queensland has to meet ongoing maintenance and depreciation expenses

•	the proliferation of NP agreements in recent years has seen significant growth in reporting and administration expenses for Queensland

•

the proliferation of agreements tends to create a position where there is either real or apparent duplication of activities in NPs. This creates confusion and can make it difficult to evaluate the outcomes of an individual NP

•	small scale NPs may consume more resources than the amount of funding provided

•	states take on a fiscal risk with reward funding NPs, as the level of funding is uncertain

•	there is no effective process for dealing with expiring NPs.

The whole range of issues around NPs should be seen in the context of state dependence upon Australian Government funding arising from their weak fiscal position under current federal financial arrangements (vertical fiscal imbalance). A number of these key issues are discussed in more detail below.

6.5.2.	Impact of NPs on state budget flexibility

Because NPs almost always reflect the Australian Government’s policy priorities and implementation approaches, they often do not align well with state policy priorities. However, due to their dependence on Australian Government finding, states often find it difficult to resist becoming engaged in the majority of NPs.

However, this comes at a high cost to state budget flexibility. For instance, an NP with a requirement for the state to contribute matched funding requires the state to contribute to a particular policy area favoured by the Australian Government, even if this is not the current policy priority for a state. Under a matched funding arrangement, it is not clear that the amount of funding is consistent with the policy objectives sought under the agreement, and a potential result is that money is spent in one area when it could achieve better outcomes in another area.

Some NP agreements have conditions which require states to calculate the amount of interest notionally earned on Australian Government funds and spend that money on particular purposes, even if those purposes are not the highest policy priority of the state.

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Australian Government Payments	6.

NPs which fund capital projects usually do not include funding for ongoing costs such as depreciation and maintenance. This again requires the states to fund these costs from their own sources, and again reduces the amount of funds over which the states have discretion. Box 6.2 provides some elaboration on the issue of financial flexibilities for the states.

Box 6.2

Why is financial flexibility important to states?

It may not be widely appreciated that states have relatively limited capacity to respond to changing financial circumstances. They have relatively limited and narrow tax bases with little scope to vary tax rates or bases.

The states have ongoing commitments to provide essential health, education, transport and public order services.

The one area where states do have some real discretion is in the limited amount of new funding which becomes available in each new budget round. This is often required to meet cost increases (e.g. for wages), but there is generally a limited amount of new funding over which states have real discretion.

Australian Government programs which require state matching funding or which otherwise limit state fiscal discretion can seriously impact on the ability of states to develop their own initiatives.

A relevant example of the trend to reducing state financial flexibility is the new payment stream under the National Health Reform Agreement. Under the previous health specific purpose payment, states had discretion on how to allocate health funds between hospital and other health services. Under the new arrangement, Australian Government health payments will be made to Hospital and Health Services and states will have less flexibility over how to allocate the new health funding.

6.5.3.	Impact of expiring NPs on service delivery and funding decisions

A significant concern raised by states is that NPs are time limited, and do not provide an ongoing commitment to support new or enhanced services. This is not a problem when the NP is for a one-off project, but it is a significant issue when an NP underwrites enhanced service levels.

As outlined in Box 6.3, a relevant example is the Improving Public Hospitals NP, which provides substantial funding to states.

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6.	Australian Government Payments

Box 6.3

Improving Public Hospitals NP

The Improving Public Hospitals NP is designed to facilitate improved access to public hospital services, including elective surgery and emergency department (ED) services, and sub-acute care. Its main aims are that:

a)	a higher proportion of elective surgery patients are seen within clinically recommended times, and the number of patients waiting beyond the clinically recommended time is reduced;

b)	a higher proportion of ED patients either physically leave the ED for admission to hospital, are referred to another hospital for treatment, or are discharged within four hours;

c)	more sub-acute care beds are available for patients.

In 2013-14, recurrent expenditure for capacity building activity under this NP will be around $200 million, but funding for enhanced activity levels will cease thereafter.

Under the new health funding model, the Australian Government may fund up to 45% of the activity ($90 million) if the Australian Government and the State agree on the activity levels to be funded under the NP.

Under a best case scenario, the State will need to contribute an extra $110 million per annum to maintain service levels, as illustrated in Chart 6.5, but would have an exposure to potentially provide more than $110 million in depending on the activity levels finally agreed with the Australian Government.

Chart 6.5

Ongoing funding options for the Improving Public Hospitals NP

Source: Treasury

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Australian Government Payments	6.

The Improving Public Hospital Services NP is the largest example of a potential funding shortfall facing Queensland when the NP expires. However there are other agreements which either have expired or which will expire in the next few years, where failure to provide ongoing funding will either require additional funding from the State or a reduction in service levels.

Examples of other NPs which the states have sought to have continued include the Productivity Places Program, National Literacy and Numeracy, and Homelessness NPs. As shown in Table 6.4, the Commission estimates that additional funding of $894 million until the end of 2015-16 would be required to provide ongoing service levels for major expiring NPs, where Australian Government funding may be withdrawn.

Table 6.4

Indicative additional funding required to maintain current NP service levels ($ million)

	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection	Total
Improving Public Hospitals	—	—	110	110	220
Productivity Places Program	99	99	99	99	396
Homelessness	—	40	40	40	119
Improving Teacher Quality	14	14	14	14	56
Preventative Health	—	—	—	48	48
Low SES School Communities	—	—	—	30	30
Commonwealth Dental Health	—	—	—	24	24
Total	113	153	263	365	894

Source: Treasury

The Australian Government Budget also does not include significant roads funding beyond the expiry of the current roads funding agreement in 2014. Roads funding is one of the largest areas of Commonwealth payments to the State. Table 6.5 shows recent and expected major roads payments to Queensland.

Table 6.5

Major roads payments to Queensland ($ million)

2009-10 Actual	2010-11 Actual	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
1,344	354	1,633	644	691	136	88

Source: Treasury

6.5.4.	Uncertainty about Australian Government plans

Budget uncertainty arises when there is insufficient notice or unclear advice on Australian Government plans for expiring NPs. Often, states can be unaware of Australian Government intentions until its budget is delivered in early May. This creates uncertainty about how to manage programs, and can make it difficult to manage if funding is not confirmed in the Australian Government Budget.

For example, the Australian Government has advised states that the funding decisions for the Digital Education Revolution, Early Childhood Education, Homelessness, and Indigenous Economic NPs will be considered in the 2013-14 Budget, which will be less than eight weeks before these NPs expire. If a decision on future funding is not announced until this time, this leaves the states with limited flexibility to consider their own funding options.

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6.	Australian Government Payments

6.5.5.	Ongoing costs for capital NPs

For capital NPs, the Australian Government has a long standing policy not to fund the ongoing costs of asset maintenance or depreciation. These costs can be significant, although there is no systematic calculation of such costs across the Queensland Government. Because these expenses must be accounted for in the State budget, these ongoing costs mean that other services cannot be funded, or that additional revenue has to be raised to fund them.

Box 6.4

Ongoing costs from building the education revolution

As an example of the ongoing unfunded cost of Australian Government capital programs, the Department of Education, Training and Employment provisionally estimates that the ongoing depreciation and other costs from the Building the Education Revolution stimulus program are likely to be around $76 million a year, including:

•	depreciation ($40 million)

•	cleaning ($18 million)

•	maintenance ($12 million)

•	utilities ($6 million)

6.6.	IMPACT OF NPS ON THE STATE’S FINANCIAL OUTCOMES

NPs can often distort the reported financial outcomes for the State, in several different ways.

6.6.1.	Cash flow timing changes distort the fiscal balance

Firstly, there is often a mismatch between expenditure by the State and the receipt of grants from the Australian Government to fund the expenditure. For some large NPs, the Australian Government makes large up-front payments, which produce a favourable impact on the fiscal balance in the year in which the funding is received, but an unfavourable impact in other years.

A significant example of this effect is the timing of the NDRRA payments by the Australian Government, as already outlined in Section 3. Some other major up-front payments in recent years include:

•	Gold Coast Light Rail (21 June 2010, $365 million)

•	Hospital and Health Workforce Reform (9 June 2009, $250 million)

This problem is often compounded when the Australian Government brings forward funding close to the end of the financial year. As a result, states can receive large payments in advance in June. From a state perspective, this can produce a favourable outcome in the closing year, but an apparent shortfall in revenue compared to expenditure in following years. It is often not possible for states to either anticipate or respond to the budget distortions arising from this practice.

Page 90	Queensland Commission of Audit Interim Report June 2012

Australian Government Payments	6.

The roads funding programs are often most affected by sudden changes to payment profiles. Some major timing changes in recent years include:

•	June 2009 – $318 million brought forward (Bruce Highway and other projects)

•	June 2010 – $544 million brought forward (Ipswich Motorway funding)

•	December 2011 – $322 million brought forward (Roads projects acceleration)

•	June 2012 – $400 million brought forward (Ipswich Motorway funding)

6.6.2.	Impact of NPs on states’ GST funding

Australian Government funding to states from NPs is often offset by changes to GST funding. This can happen because the Commonwealth Grants Commission usually includes (or is required to include) NP funding as part of its assessment of State revenue sources for the purpose of determining a state’s share of GST funding.

For many NPs, states receive broadly equal per capita shares of funding and the impact of this assessment process is minimal. However, for large capital payments, it is possible for up to 80% of the funding received under an NP to be redistributed away from Queensland through reductions in its GST funding over the following years. A specific example is the proposed funding arrangement for the Moreton Bay Rail Link Project noted in Section 9.

The only potential offset to this effect is if other states also receive similarly large payments.

6.7.	RELATIONSHIP BETWEEN STATE BUDGET PROCESS AND THE DEVELOPMENT OF NPS

As part of sound budget management practices, it is desirable for all policy initiatives to be considered and prioritised in a single integrated process in which available funding can be prioritised across a range of policy areas.

Australian Government NPs cut across this process by requiring states to consider new policy and spending requirements outside the normal budgetary process. This has the potential to impose new and unexpected costs on states, or to require some diversion of resources to non-core areas. Both of these effects result in sub-optimal outcomes from a state perspective.

6.7.1.	Lack of process around expiring NPs

The IGA sets out that it is the responsibility of the Standing Council on Federal Financial Relations (comprising the Australian and state and territory Treasurers) to assess whether expiring NPs should be converted into existing or new national specific purpose payments or general revenue assistance.

The view of the Australian Government is that decisions on expiring NPs are made as part of its budget process and are not a matter for negotiation with the states.

Queensland Commission of Audit Interim Report June 2012	Page 91

6.	Australian Government Payments

The concern of the states is that this approach is inconsistent with the collaborative relationship approach envisaged in the IGA.

6.8.	FUTURE APPROACH TO NPS

Current financial arrangements relating to NPs and other specific purpose payments are a reflection of the underlying vertical fiscal imbalance between the Australian Government and the states.

Over the longer term, the Queensland Government, along with other states, should pursue options to address the underlying fiscal imbalance.

In the meantime, the Government should avoid entering into NPs or other specific purpose payments which do not have a clear net policy and financial benefit to the State, and should seek to avoid unnecessary prescription in the agreements which it considers to have net benefits.

Page 92	Queensland Commission of Audit Interim Report June 2012

Australian Government Payments	6.

Box 6.5

Recent court cases impacting the GST base

KAP Motors

This case involved changes to the GST treatment of hold back payments in the motor vehicle industry. These payments were initially taxable and washed through the GST base. However, when the Australian Tax Office (ATO) changed its view on the tax status of the payments, KAP Motors successfully exploited a deficiency in the law and recovered the GST it previously paid without have to return the corresponding amount of to its customers who bore the cost of the GST. This represents a windfall gain to KAP Motors.

The Australian Government decided not to amend the law retrospectively to prevent windfall gain payments to taxpayers, resulting in an estimated $520 million of GST revenue being forgone. As windfall gain payments are income for the purposes of the income tax law, it is understood the Australian Government gained $150 million as a result of allowing the taxpayer to keep the windfall gain.

PM Developments

This case involved the payment of GST liabilities of entities in receivership or otherwise incapacitated, where the provision ensuring the recovery of GST applying to transactions the entity enters into during receivership was found to be ineffective. The states and territories unanimously agreed in 2005 and 2008 to amend the law to rectify the deficiencies.

Notwithstanding, no action was taken by the Australian Government prior to the case being litigated in 2008. Subsequently, the Australian Government announced prospective amendments to the GST law to restore the policy intent underpinning the provision. Given the application of the four year rule, entities were able to recover amounts of GST going back four years. The Australian Treasury estimated the loss to the GST base to be $280 million, or $70 million per year.

Multiflex

In this case, the ATO withheld GST refunds claimed by Multiflex on the grounds that it was investigating the veracity of those claims. However, deficiencies within the GST administration provisions in the Taxation Administration Act 1953 (TAA) led the Federal Court to rule that the Commissioner had no power to withhold the refunds.

The Australian Treasurer advised the states that as of December 2011, the ATO would begin releasing $298 million of refunds it had held to investigate the authenticity of the claims. The Commissioner of Taxation advised that he withholds a number of refund claims at any particular time while he investigates their authenticity. Where refunds are paid that have been fraudulently claimed, the ATO advises it is difficult to recover the amounts involved.

While the Australian Government advised the states it would amend to the provisions of the TAA following the Multiflex decision, it made the amendments conditional on the states agreeing to make carbon permits GST-free. This was contrary to the position in its own white paper which maintained carbon permits should be taxable, and explanatory memorandum which acknowledged carbon permits would be purchased by individuals/consumers. The Commonwealth does not acknowledge that the trade in GST-free permits by consumers represents a loss to the GST base.

Queensland Commission of Audit Interim Report June 2012	Page 93

6.	Australian Government Payments

Gloxinia

This case involved the sale and transfer of new residential premises. The first sale or transfer of new residential premises by way of long term lease is taxable. In Gloxinia, long term leases were created when the property was strata titled by Council. At this point, the strata titles became subject to long term leases and were transferred to the developer. Once the strata titles were issued, the developer finalised sales of the long term leases with purchasers of those long term leases (strata titles).

However, because the new residential premises (i.e. the strata titles) had previously been subject to a long term lease when they were transferred by the Council to the developer, the Federal Court held they were input taxed supplies. No GST was charged on the sale, though it is likely GST was factored into the selling price. Given the arrangement, the developer was able to claim the GST it paid on the acquisitions it made to build the units.

While the Australian Government announced it would amend the GST Act with effect from 1 July 2000, generous transition arrangements enable developers who have some form of commitment to develop property to take a advantage of the old law. The Australian Government advised in January 2011 that without amendment the loss to GST revenue across the forward estimates would be $410 million. No estimate was provided of the revenue forgone due to the transition arrangements.

Page 94	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

7.	RECURRENT EXPENDITURE

KEY ISSUES

•	Recurrent expenditure in Queensland increased by a cumulative 127% between 2000-01 to 2010-11, compared to an average increase of 92% in the other states.

•	Of the $24 billion in additional recurrent expenditure over the 10 year period, 70% of the increase occurred in only five years, between 2005-06 and 2010-11.

•

The rapid increase in expenses since 2005-06 has moved Queensland from average per capita expenditure below the average of the other states to a position of having above average expenditure. In the four years to 2005-06, Queensland per capita General Government recurrent expenditure was 97% of the average of the other states. In the four years to 2010-11, it was 107% of the average of the other states.

•

General Government recurrent expenditure in Queensland now consumes a significantly higher proportion of state resources than other states. In 2010-11, recurrent General Government expenditure was 16.3% of GSP in Queensland, compared to an average of 13.6% of GSP in the other states.

•

Public debt interest has been the fastest growing expense of the Queensland Government over the last decade, growing at an average annual rate of 13%, higher than health expenditure, which increased at an average annual rate of 12%.

•	Housing and communities, public order and safety, and education have all experienced average annual growth rates of 8% or more.

•	Growth in recurrent expenditure is estimated to be 7.4% in 2011-12, with a slowdown in the rate of growth projected across the forward estimates period.

7.1.	GENERAL GOVERNMENT RECURRENT EXPENDITURE

7.1.1.	Recurrent expenditure by function

This section examines broad trends in the pattern of recurrent expenditure in the General Government sector since 2000-01.

Recurrent General Government expenditure in Queensland in 2010-11 was $43.5 billion, or 16.3% of GSP, compared to an average of 13.6% of GSP for all the other states.

The composition of General Government recurrent expenses in Queensland reflects the principal responsibility of state governments for the delivery of core public services. Chart 7.1 shows that in 2010-11 over 60% of recurrent expenses were allocated to the health, education, housing and community services functions. Transport services comprised a further 12% of recurrent General Government expenses.

Queensland Commission of Audit Interim Report June 2012	Page 95

7.	Recurrent Expenditure

The composition of expenditure in the chart reflects expenditure undertaken by the state according to its own priorities as well as the expenditure of grants provided by the Australian Government for the delivery of its priorities.

Chart 7.1

General Government recurrent expenses 2010-11

Source: Australian Bureau of Statistics Cat No 5512.0

Compared to other states, in 2010-11 Queensland allocated:

•	a relatively higher proportion of recurrent expenses to general public services and transport

•	around the same proportion of expenses on health

•	a lower proportion of expenses on education, public order and safety and housing and community services.

Interest on the public debt accounted for 3% of expenditure in 2010-11.

7.1.2.	Recurrent expenditure by type of expense

The focus on service delivery in the General Government sector is also reflected in the type of expenses incurred by government. Chart 7.2 shows that employee expenses including superannuation accounted for almost half of recurrent General Government expense in 2010-11. Grants to other sectors, such as local government, non-government schools and government corporations accounted for a further 25% of expenses. Other operating expenses, primarily non-salary expenses, comprise 20% of expenses.

Page 96	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

Chart 7.2

General Government recurrent expenses by type, 2010-11

Source: Australian Bureau of Statistics Cat No 5512.0

This composition of recurrent expenditure is similar to that of other states.

7.2.	TRENDS IN RECURRENT EXPENDITURE

7.2.1.	Total recurrent expenditure

There has been a significant change in both the level and allocation of recurrent expenses in Queensland over the last 10 years.

Chart 7.3

General Government recurrent expenses share of GSP

Source: Australian Bureau of Statistics Cat No 5512.0

Queensland Commission of Audit Interim Report June 2012	Page 97

7.	Recurrent Expenditure

Chart 7.3 shows that General Government recurrent expenses as a share of GSP increased from 13.8% of GSP in 2005-06 to 16.3% of GSP in 2010-11 compared to an increase in other states from 13.5% to 13.6% of GSP. The chart shows that in other states, recurrent expenses peaked as a share of GSP in 2009-10, reflecting one-off increased expenditure associated with fiscal stimulus measures, before declining. In contrast, recurrent General Government expenses in Queensland continued to increase after the worst of the effects of the global financial crisis had passed.

This trend is also shown in recurrent General Government expenditure per capita. Chart 7.4 shows that per capita recurrent expenditure in Queensland was below the average of other states in 2004-05. Since that time, per capita recurrent expenditure in Queensland has increased at a much faster rate than the average of the other states, and continued to increase in 2010-11.

Chart 7.4

Per capita General Government recurrent expenses

Source: Australian Bureau of Statistics Cat No 5512.0

7.2.2.	Recurrent expenses by function

The allocation of recurrent expenses in Queensland has also changed significantly over the last 10 years. Table 7.1 shows the change in the allocation of General Government recurrent expenses between 2000-01 and 2010-11. The table shows that over the period:

•	the share of recurrent expenses allocated to health has increased significantly, from 19% in 2000-01 to 26% of expenses to 2010-11

•	the share of expenses allocated to housing and community has also increased

•	recurrent expenses allocated to education, transport and general public services declined as a proportion of total expenses.

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Recurrent Expenditure	7.

Public debt interest expenses increased from 2% to 3% of total expenses as government debt has increased.

Table 7.1 General Government recurrent expenses share of total (%)
	2000-01	2010-11
Health	19	26
Housing and communities	10	13
Public debt interest	2	3
Public order and safety	8	8
Education	24	22
Transport	15	12
Other economic affairs	13	8
General public services	6	4
Other	2	4

Total	100	100

Source: Australian Bureau of Statistics Cat No 5512.0

The change in the composition of General Government recurrent expenses reflects significant increases in base levels of expenditure in some functions, particularly health, housing and community services and public debt interest. The most rapid increases in spending occurred from 2005-06.

Table 7.2 shows that between 2000-01 and 2010-11:

•	General Government recurrent expenses grew at much faster pace between 2005-06 to 2010-11 (65%) compared to growth over the previous five years

•

expenditure in health increased by a cumulative 83% between 2005-06 and 2010-11, compared to growth of 68% over the previous five years; such that expenditure on health has more than tripled in the ten years to 2010-11

•	expenditure in housing and communities almost doubled between 2005-06 and 2010-11, more than double the growth rate of the previous five years

•	total recurrent General Government expenses in Queensland increased by 127% compared to a 92% increase in expenses in the other states.

Public debt interest has been the fastest growing expense of the Queensland Government over the last decade, growing at an average annual compound growth rate of 13%, higher than health expenditure, which increased at an average annual rate of 12%. The increase in public debt interest reflects the increased reliance on borrowing from 2005-06.

Queensland Commission of Audit Interim Report June 2012	Page 99

7.	Recurrent Expenditure

Table 7.2 Growth in General Government recurrent expenses (%)
	2000-01 to 2005-06	2006-07 to 2010-11	2000-01 To 2010-11	Compound Average growth
Public debt interest	-39	454	236	13
Health	68	83	206	12
Housing and communities	39	98	176	11
Public order and safety	48	53	126	9
Education	43	48	111	8
Transport	0	92	92	7
Other economic affairs	41	5	48	4
General public services	16	25	45	4

Total	38	65	127	9

Total other states	34	43	92	7

Source: ABS Cat No 5512.0, 2010-11

The significant increases in expenditure on health, housing and communities represent a quantum shift in Queensland’s expenditure effort compared to other states. As shown in Chart 7.5 below, per capita expenditure on certain functions in Queensland has moved from a position of being below the average of the other states to above the per capita average.

•	In 2000-01, per capita recurrent expenditure on health in Queensland was 87% of the average of the other states, but increased to 109% of the other state average in 2010-11.

•	Expenditure on public debt interest in Queensland was 123% of the average of the other states in 2010-11, compared to only 62% of the other state average ten year’s earlier.

As well as these major functional expenditure items, other categories of expenditure in Queensland also increased significantly compared to the states in per capita terms:

•	in 2000-01 per capita recurrent expenditure on housing and community services in Queensland was 73% of average per capita expenditure in the other states, but increased to 90% in 2010-11

•

expenditure on general public services, while increasing at a compound average rate of 4% over the decade, increased substantially in per capita terms compared to the other state average – from 116% to 150%.

Page 100	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

Chart 7.5

General Government recurrent expenses per capita ratio to other states

Source: Australian Bureau of Statistics Cat No 5512.0

The effect of increasing public debt interest obligations is shown in Chart 7.6. The chart shows the proportion of General Government revenues that are now absorbed by higher interest payment on public debt. In 2005-06, interest payments accounted for around 0.6% of revenue, well below the average of the other states. From 2006-07 to 2010-11, interest payments increased from 0.6% of revenue to 2.7% of revenue, surpassing the average of the other states.

Chart 7.6

General Government interest payments as a share of revenue

Source: Australian Bureau of Statistics Cat No 5512.0

Queensland Commission of Audit Interim Report June 2012	Page 101

7.	Recurrent Expenditure

The substantial increase in per capita spending effort reflects a number of policy objectives by government to expand levels of service delivery. These include:

•	introducing a Prep Year into schooling

•	significantly increasing child safety services

•	increasing hospital bed numbers

•	substantially increasing wages and conditions for doctors, nurses and clinical staff

•	increasing public transport infrastructure and services

•	increasing effort in disability services.

There were also significant funds committed to expenditure on programs for climate change and other green initiatives. As shown in Box 7.1 (see end of section), there were over 60 individual components to these programs, with total estimated expenditure incurred or committed of $442.4 million. Almost all of these programs have been terminated by the current Government.

7.2.3.	Recurrent expenditure by type

In all states, employee expenses is the largest single item of recurrent expenses, accounting for almost half total recurrent expenditure. Employee related costs in Queensland in 2010-11 were $20 billion, accounting for 46% of total recurrent expenses, compared to an average of 45% of recurrent expenses in other states.

Employee expenses have increased by around 8.7% per annum in Queensland between 2000-01 and 2010-11, compared to an average rate of growth of 7.1% per annum on average in other states.

The growth of employee expenses in Queensland comprises:

•	wages growth of around 5.2% per annum and

•	growth in employee numbers of around 3.5% per annum.

Chart 7.7 demonstrates that employee expenses growth was very high in the period 2005-06 to 2007-08, increasing by almost 40% over three years.

Page 102	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

Chart 7.7

General Government employee expenses growth

Source: Australian Bureau of Statistics Cat No 5512.0

7.2.3.1.	Wages growth

Growth in both public sector wages and employment in Queensland has been higher than that of the other states over the last 10 years.

•	In 2000-01, average weekly earnings for public sector employees in Queensland was ranked fourth highest of the states ($740 per week or 5.6% less than the national average).

•

In 2010-11, average weekly earnings for public sector employees in Queensland was the second highest of all the states after New South Wales ($1,184 per week or 1% more than the average for the Australian public sector).

•	Since 2000-01, wages in the Queensland public sector have increased by $2,800 per year more than the Australian average.

•	In real terms, average weekly earnings in Queensland public sector has increased by 16.7%, compared to 12.7% nationally.

The higher than average wage increases in Queensland compared to the national average reflects in part a change in the composition of the public sector workforce in Queensland to employees on above average wages. Table 7.3 shows that Queensland public sector wages increases in the last decade have increased significantly above inflation, with the highest growth being for doctors and nurses.

Queensland Commission of Audit Interim Report June 2012	Page 103

7.	Recurrent Expenditure

Table 7.3 Wage outcomes by occupation
Employee Group	Period	Average increase in wages %	CPI%
Teachers	1999 to 2010	55.9	44.0
Nurses	2000 to 2011	65.0 – 78.8	45.6
Senior Doctor (excl allowances)	2000 to 2011	51.6 – 55.6	45.6
Senior Doctor (incl. allowances)	2000 to 2011	74.5 – 91.3	45.6
Police (excl recent QIRC decision)	2000 to 2010	47.0 – 64.1	40.3
AO6	2001 to 2011	46.5 – 56.7	37.4

Source: Treasury

7.2.3.2.	Public service employment

The size of the Queensland public service has also increased at a fast pace in the last ten years.

•	The size of the public sector has increased on a full time equivalent basis by 60,480 or around 41% between June 2000 and June 2011, increasing from 4.1% to 4.5% of the population over that period.

•

If the size of the public sector in Queensland had remained at the same percentage of the population as in 2000, in 2010-11 employee numbers would have been around 18,500 lower and expenses around $1.5 billion lower (all other things being equal).

•	As a proportion of the population, the Queensland public sector (4.5%) is similar to Western Australia (4.5%) but much higher than New South Wales (3.9%) and Victoria (3.8%).

Almost half of the increase in employee numbers since 2000-01 (around 28,600) is attributable to health, with the next largest contributor being education (an increase of around 13,900). As shown in Chart 7.8, except for health, the increases in all other functions relative to the year 2000 are broadly in line with population growth. The voluntary separation program, implemented after 30 June 2011, will have impacted on all of these categories, but will have primarily reduced the ‘rest of the public service’ category, as the program excluded front-line services, and was focussed primarily on back-office administration and support functions.

Page 104	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

Chart 7.8

Queensland General Government employees, by function share of Queensland population

Source: Public Service Commission

The public service has also become more top-heavy, reflecting a change in employment profile and classification creep. Over the period 2000 to 2011, employment numbers increased across all Administrative Officer (AO) levels, other than a fall in the lowest classification level (AO1s), as shown in Table 7.4. Most noticeably:

•	the proportion of public servants who are AO5 and below fell by 10%

•	the proportion of public servants who are AO6 and above increased by 10%.

Table 7.4 Queensland Public Service classification change – June 2000 to June 2011
Level	Jun-00	Jun-11	Change	Contribution to change %

AO1 Equivalent	2,605	769	(1,836)	(3)
AO2 Equivalent	38,124	38,369	244	0
AO3 Equivalent	24,933	37,061	12,128	20
AO4 Equivalent	23,809	28,550	4,741	8
AO5 Equivalent	19,485	29,410	9,925	16
AO6 Equivalent	24,740	38,118	13,378	22
AO7 Equivalent	6,518	14,475	7,957	13
AO8 Equivalent	1,900	10,775	8,874	15
SO Equivalent	2,257	5,034	2,776	5
SES and above Equivalent	1,951	4,243	2,292	4
Total	146,323	206,802	60,480	100

Source: Public Service Commission

Queensland Commission of Audit Interim Report June 2012	Page 105

7.	Recurrent Expenditure

7.3.	EXPENDITURE PERFORMANCE

7.3.1.	Health

It might be argued that the increased level of recurrent expenditure in Queensland over the last 10 years reflects a period of catch up. Prior to the mid-2000s, per capita expenditure in Queensland was below the average of the other states in a number of policy areas. Since then, per capita spending in Queensland has increased significantly, and is above average in health and general public services.

This level of additional expenditure may have been justified if it has led to improvements in both the quantity and quality of service delivery (to the extent that below per capita expenditure can be interpreted as a measure of an inadequate level of standard of service).

Data on the composition of the public sector workforce is not entirely reliable, but it would seem that, while much of the increase in staffing numbers was directed to front-line service delivery, especially doctors, nurses and teachers, the large increases in staffing numbers have not been matched by commensurate increases in output.

For example, Chart 7.9 shows a comparison between increased staffing levels in Queensland Health and changes in activity levels since 2006-07. The chart shows that while staffing numbers for both clinical and non-clinical staff increased by around 31% between 2006-07 and 2010-11, activity undertaken by hospitals (as measured by weighted activity units) has only increased by around 21%. This suggests a weak outcome in terms of deployment of the workforce, and a poor return on the additional expenditure undertaken.

Chart 7.9

Queensland Health staffing and activity growth

Source: Queensland Health

Page 106	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

In the limited time available to date, the Commission has not been able to undertake a comprehensive analysis of the effectiveness of expenditure in achieving government policy objectives. Also, it is often difficult to obtain reliable measures of output, outcomes and performance relating to public expenditure. Further analysis of the effectiveness of service delivery will be undertaken in subsequent Reports.

7.4.	PROJECTIONS OF RECURRENT EXPENDITURE

Table 7.5 shows projections of General Government expenses, based on Treasury’s May 2012 forward estimates.

Table 7.5 General Government expenses ($ million)
	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Employee Expenses	18,483	19,108	19,897	20,903	21,680
Superannuation expenses	3,484	3,525	3,655	3,682	3,656
Other operating expenses	8,836	9,218	8,984	9,431	9,507
Depreciation	2,865	3,119	3,380	3,526	3,555
Interest expenses	1,663	2,096	2,520	2,774	2,942
Grants	11,349	10,929	10,664	10,126	10,234
Total	46,679	47,995	49,099	50,443	51,573

Source: Treasury

For the forward estimates period, the table shows a projected slowing in the rate of expenditure growth compared to the period prior to the forward estimates.

Total General Government expenses are estimated to increase by an average 2.5% per annum over the forward estimates period, compared to a long term average of 8.5% over the preceding 11 years.

A major factor in the projected reduction in the rate of growth of expenditure over the forward estimates period is the forecast slowing of the growth of employee expenses. This issue has already been discussed in Section 3 of this Report. Other factors are outlined below.

7.4.1.	Grants expenses

Chart 7.10 shows expenditure on grants since 2000-01 and across the forward estimates period. This category of expenditure includes grants to the private sector, such as to non-governments schools and grants and subsidies to Government Owned Corporations, such as the passenger services of Queensland Rail.

Queensland Commission of Audit Interim Report June 2012	Page 107

7.	Recurrent Expenditure

The chart shows that after growing continuously for the previous ten years, expenditure on grants will fall in the first projection year of the forward estimates, 2012-13 and decline in each of the following two years. From a peak of $11.3 billion in 2011-12, recurrent grants are estimated to decline to $10.2 billion in 2015-16. The peak in 2011-12 reflected additional grants to local government for natural disaster recovery and reconstruction assistance. With the exception of a small decline in grants expenditure in 2002-03, this will be the first decline in grant expenditure for over 11 years.

Chart 7.10

General Government grants expenditure

Source: Australian Bureau of Statistics Cat 5512.0 and Treasury

7.4.2.	Interest expenses

Chart 7.11 below shows interest payments since 2000-01 and across the forward estimates period. The chart shows that interest payments continue to rise across the forward estimates, by around $850 million between 2012-13 and 2015-16.

Interest payments are estimated to increase from around 2% of General Government expenses ten years ago, to almost 6% of expenses by the end of the forward estimates (2015-16).

Page 108	Queensland Commission of Audit Interim Report June 2012

Recurrent Expenditure	7.

Chart 7.11

General Government interest payments

Source: Australian Bureau of Statistics Cat No 5512.0 and Treasury

The burden of additional public debt interest payments on the budget is shown in Chart 7.12. Over the forward estimates, public debt interest payments are forecast to increase from 3.7% of revenues in 2011-12 to almost 6% of revenues in 2015-16.

Chart 7.12

General Government interest payments as a proportion of revenue

Source: Treasury

With an increasing proportion of General Government revenue now committed to servicing public debt interest, less revenue is available for basic government services for the public. By the end of the forward estimates, only 94% of government revenue is available for expenditure once interest costs have been met.

Queensland Commission of Audit Interim Report June 2012	Page 109

7.	Recurrent Expenditure

Box 7.1 Climate change initiatives: estimated expenditure
Estimated expenditure incurred or committed ($’000)[1]
Qld Renewable Energy Fund
Cloncurry Solar Thermal Trial	1,091
Cloncurry Solar Farm	118
UQ Geothermal Centre of Excellence	7,500
Hervey Bay Hospital PV	1,305
Wide Bay Pilot Community Solar Farm	2,695
Birdsville Geothermal Power Station	1,500
Mackay Sugar Cogeneration Project	9,000
Carrara Stadium PV	4,400
UQ Solar Array PV	1,500
Canelands PV	0
Renewable Energy Industry Development Plan (REIDP)	-110
Coastal Geothermal Energy Initiative	5,000
Solar Atlas	641
Wind Mapping	54
Solar Hot Water Program / Rebate Scheme	4,699
Administration	51

TOTAL	39,444

Qld Smart Energy Savings Fund
Demand Side Management	12,168
EzyGreen program	3,000
Queensland Solar Hot Water Program / Rebate	18,411
Do the Bright Thing Campaign	2,850
Isolated PV	1,050
Renewable Energy Industry Workforce Plan	130
Clinton Foundation Feasibility Study	753
Administration	41
Reallocation to REIDP	410

TOTAL	38,813

Solar Initiatives
Solar Hot Water Rebate Scheme (from 2010-11)	9,800
Kogan Creek (from 2009-10)	35,400
Solar Flagships Due Diligence	1,000
Solar Kindergartens (from 2010-11)	2,534

TOTAL	48,734

Solar Flagships – Solar Dawn[2]	0

TOTAL	0

Future Growth Fund (Clean Coal)
Zerogen	108,510
Carbon Geostorage initiative	10,000
Wandoan CTSC	8,000
CS Energy Callide Oxyfuel	10,000
General	5,500

TOTAL	142,010

Climate Smart Home Service Tranche II	55,000

TOTAL	55,000

Queensland Climate Change Fund
Support our Heroes (Fire and Rescue Services)	5,520
Support our Heroes (SES)	3,631
Keeping our Mob Climate Safe	938
Disaster Management Warehouses and Caches	2,483
Bushfire Community Training Package	1,176
Disaster Preparedness in Vulnerable Communities	2,284
Helping Primary Producers adapt to Climate Change	440
Green Skillls Building Fund	380
Skills Development for Low Carbon Economy	560
Climate Ready Infrastructure Grants	147
PV Installations Standards (Solar) Project	50
Energy Efficiency Retrofit	3,653
Cleaner Greener Buildings	450
Vehicle Offset Contribution Scheme	369

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Recurrent Expenditure	7.

Estimated expenditure incurred or committed ($’000)[1]
Greening the Taxi Fleet	30
Extending the Rural Water use Efficiency initiative	1,587
Improved Fire Management in National Parks	280
Reducing Green Tape for business	110
Identifying the Carbon Potential of Native Vegetation	2,000
Improved Mapping for Climate Change Response	2,310
National Climate Change and Adaption Research Facility	400
Energy and Carbon Reporting Framework Training	20
Electric Vehicles	50
Carbon Farming (Food and Farming Information paper)	65
Geothermal Centre (QCCF Component)	7,500
ClimateSmart Business Service	242
Facilitating Low Emission Energy Generation in Commercial Buildings	137
QCCF Administrative Fund (including staffing costs and premier’s Council of Climate Change)	1,388
QCCF General	780
Expenditure on Department of Environment and Resource Management programs prior to 2011-12[3]	79,279

TOTAL	118,419

GRAND TOTAL	442,420

1.	Comprises estimated expenditure (including funds committed but not expended) based on information available to Treasury
2.	An amount of $75 million had been allocated to this program, but no funds had been expended when the programme was terminated.
3.	Data not available at detailed program level

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8.	Capital Expenditure

8.	CAPITAL EXPENDITURE

KEY ISSUES

•

Total Government capital expenditure has increased from around $4.4 billion in 2000-01 to an estimated $12.3 billion in 2011-12. Rapid increases in expenditure occurred in health, education, energy, transport and roads.

•	Capital expenditure historically has been higher than that of other states due to above average population growth and the higher costs of infrastructure provision in a geographically dispersed state.

•

The divergence between capital expenditure in Queensland and other states increased substantially over the last decade, as the Queensland Government embarked on very high levels of capital investment. General Government gross capital expenditure in Queensland increased from a low of $2.2 billion in 2002-03 to $8.8 billion in 2009-10, a fourfold increase.

•

The General Government sector share of Total Government sector gross capital expenditure has increased from 41% in 2005-06 to 62% in 2010-11. To the extent that this expenditure has been funded from borrowings rather than operating surpluses, this has contributed to the rapid build-up of government debt.

•

Total Government gross capital expenditure is projected to decline across the forward estimates period, largely due to the completion of natural disaster and recovery expenditure, and other large one-off infrastructure projects.

•

The appropriate level of net infrastructure investment in Queensland is dependent on the strength of the budget position, as Queensland needs to return to a position where all General Government capital expenditure is funded from operating surpluses.

8.1.	CAPITAL EXPENDITURE STRUCTURE

In 2011-12, Total Government sector gross capital expenditure is expected to be $12.3 billion, and net capital expenditure is expected to be $7.2 billion, comprising:

•	General Government net capital expenditure of $4.8 billion, comprising gross capital expenditure of $7.7 billion, offset by a depreciation expense of $2.9 billion

•	Public Non-financial Corporations sector net capital expenditure of $2.4 billion, comprising gross capital expenditure of $4.6 billion, offset by a depreciation expense of $2.1 billion.

In 2011-12, two thirds of Total Government capital expenditure is expected to be concentrated in three functions: transport, energy and housing and community services (Chart 8.1).

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Capital Expenditure	8.

Chart 8.1

Total Government sector gross capital outlays by purpose 2011-12

Source: Queensland Budget Paper No.3, Table 1.1

The single largest items of capital expenditure in 2011-12 are:

•	upgrade and maintenance of electricity infrastructure (generation, transmission and distribution) of $3.5 billion

•	construction and redevelopment of hospitals, including on the Sunshine Coast, Gold Coast, Brisbane and Far North Queensland ($1.9 billion)

•

$5.4 billion for transport infrastructure including recovery and reconstruction works on the road network following the impact of natural disasters; construction of the Gold Coast Rapid Transport System; and upgrading of the Pacific Motorway and Bruce Highways.

Chart 8.2 provides a breakdown of capital outlays by region in 2011-12. The chart shows that:

•	Brisbane, West Moreton, Gold Coast and Sunshine Coast (South East Queensland) account for almost 60% of capital outlays in 2011-12

•	Northern and Far North account for a further 13% of capital outlays

•	12% of capital outlays are attributable to Wide-Bay Burnett and the Darling Downs with 11% to Mackay and Fitzroy.

•	South West, Central West and North West account for 4% of capital outlays.

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8.	Capital Expenditure

Chart 8.2

Total Government sector gross capital outlays by statistical divisions 2011-12 (a)

(a)	South East Queensland includes Brisbane, West Moreton, Gold Coast and Sunshine Coast statistical divisions. Western includes South West, Central West and North West.

Source: Budget Paper No 3 2011-12, Table 1.1

8.2.	TOTAL GOVERNMENT GROSS CAPITAL EXPENDITURE

Chart 8.3 shows the contribution to Total Government gross capital expenditure from the General Government and Public Non-financial Corporation sectors. The chart shows:

•	the rapid increase in gross capital expenditure in both sectors, particularly since 2005-06

•	the increasing proportion of Total Government gross capital expenditure attributable to the General Government sector.

On the latter point, the General Government sector share of Total Government gross capital expenditure has increased from 41% in 2005-06 to 62% in 2010-11.

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Capital Expenditure	8.

Chart 8.3

Total Government gross capital expenditure by sector

Source: Treasury

The increased proportion of capital expenditure attributable to the General Government sector has important implications for the long term sustainability of the budget. Capital expenditure undertaken by Government Owned Corporations in the Public Non-financial Corporations sector broadly should be self-funded through fees and charges imposed on the community, such as through water and electricity charges. Usually, the financing of net capital expenditure in the Public Non-financial Corporations sector, whether by operating revenue or borrowings should not be of concern, as the corporations in this sector are required to operate under commercial criteria.

The composition of the gross capital expenditure shown above across functional areas is shown in Chart 8.4.

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8.	Capital Expenditure

Chart 8.4

Total Government gross capital expenditure by function

Source: Treasury

Chart 8.4 shows that, after 2005-06, a rapid increase in capital expenditure occurred in health, education, energy, transport and roads.

The higher levels of investment after 2005-06 reflected a mix of planned and unexpected events. This includes:

•	explicit decisions by Government to substantially increase investment in public transport and health reflecting in part an increase in population growth

•	some catch up in infrastructure investment following five years of declining or stable infrastructure investment

•	the use of capital expenditure as part of fiscal stimulus measures during the global financial crisis, particularly in the education sector.

The rapid increase in capital expenditure since 2005-06 raises questions as to the quantity, quality, cost-effectiveness and value for money of expenditure undertaken over a relatively short period. Box 8.1 provides an example of one major construction project commissioned during this period, the new Queensland Children’s Hospital.

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Capital Expenditure	8.

Box 8.1

Queensland Children’s Hospital

In 2006, the previous Government announced the development of a single integrated Queensland Children’s Hospital and an integrated research facility for Brisbane. The new facilities are currently under construction.

These facilities are to replace the services currently provided by:

•	the Mater Children’s Hospital (MCH)

•	the Royal Children’s Hospital (RCH).

The new children’s hospital will provide 359 beds:

•	71 more than provided by the combined MCH and RCH

•	a further 12 emergency department treatment bays.

The initial cost of the hospital was estimated at $690 million. Since then, costs have more than doubled, to a revised figure of $1.5 billion, including the additional $80 million being expended on the Academic Research Centre, as shown in Chart 8.5.

Based on these latest cost estimates, the average cost per bed is around $4 million. However, in terms of incremental bed numbers, the cost rises significantly to more than $17.7 million per additional bed.

This raises questions as to the adequacy of the preliminary evaluation, initial cost estimates, cost control and project management (including scope revisions), and therefore overall value for money in the delivery of the project.

Chart 8.5

Queensland Children’s Hospital

Source: Treasury

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8.	Capital Expenditure

8.3.	GENERAL GOVERNMENT GROSS CAPITAL EXPENDITURE

Chart 8.6 shows General Government gross capital expenditure as a share of GSP between 1993-94 and 2010-11, to illustrate longer term trends. The chart shows that Queensland has typically allocated a greater share of state resources to capital investment than other states. This reflects:

•	above-average population growth over most of this period

•	issues of geographic dispersion and the associated higher costs of providing infrastructure than in other states

•	greater infrastructure needs in the development of the State’s natural resources.

Chart 8.6

General Government gross capital expenditure share of GSP

Source: Treasury

Chart 8.6 shows that capital expenditure has also expanded rapidly to unsustainable levels in the General Government sector. Notably, there have been large fluctuations in the level of capital expenditure over time. Capital expenditure in the General Government sector reached a peak of 2.7% of GSP in 1999-2000. It then declined to just over 1.5% of GSP for several years, before surging to over 3.5% of GSP in 2009-10. In contrast, capital expenditure in other States has been relatively steady at around 1% of GSP for much of the last two decades, peaking at just over 1.5% of GSP in 2009-10.

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Capital Expenditure	8.

The increase in General Government gross capital expenditure was much more rapid than in other states. Chart 8.7 shows that General Government gross capital expenditure per capita in Queensland increased at a much faster rate than in other states, particularly after 2005-06.

Chart 8.7

General Government Gross capital expenditure per capita

Source: Treasury

As well as undertaking capital expenditure on its own behalf, the General Government sector also supports capital expenditure by Public Non-financial Corporations sector through operating subsidies, capital grants and capital injections. These transfers to the Public Non-financial Corporations sector represent elements of the capital expenditure funding task of the General Government sector. This is shown in Chart 8.8.

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8.	Capital Expenditure

Chart 8.8

General Government capital grants

share of Public Non-Financial Corporation

operating revenue and gross capital expenditure

Source: Treasury

The chart shows that capital grants from the General Government sector have increased in recent years as a proportion of both operating revenue and gross capital expenditure. While these ratios remain low in both absolute and relative terms, the recent trends are of concern.

The principal role of the General Government sector should be to fund the net capital expenditure of the General Government (non-commercial) activities of government. While there is a role for the General Government to continue to support the non-commercial activities of the Public Non-financial Corporations sector, such as urban transport, it is desirable that the operational performance of the sector improves to ensure that its call on the General Government sector does not increase above historical levels. This is particularly the case for the funding of capital expenditure by Public Non-financial Corporations.

This is significant, as the restoration of Queensland’s AAA credit rating and a return to fiscal sustainability will require all of the net capital expenditure of the General Government sector to be funded from the General Government fiscal balance. This is examined further in Section 11.

8.4.	GENERAL GOVERNMENT NET CAPITAL EXPENDITURE

The previous Government’s fiscal strategy was focussed on achieving targets for the operating balance, which does not include capital expenditures.

The Commission considers that it is more appropriate for the Government to focus on the fiscal balance, which includes capital expenditure.

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Capital Expenditure	8.

Net capital expenditure is gross capital expenditure less asset sales and provisions for depreciation. It is General Government sector net capital expenditure that the Government must fund from its operating revenues to achieve a fiscal balance.

Chart 8.9 shows the rapid increase in General Government net capital expenditure since 2005-06. To the extent that net capital expenditure is not funded from operating revenues, government borrowings and debt will increase. As outlined in Section 3, the deterioration of Queensland’s debt position since 2005-06 was the result of a substantial increase in General Government net capital expenditure at the same time that the operating balance went into deficit. As such, the increase in net capital expenditure from 2005-06 shown in Chart 8.9 was largely funded from debt, rather than operating revenues.

Chart 8.9

General Government net capital expenditure

Source: Australian Bureau of Statistics Cat No 5512.0

8.5.	PROJECTIONS OF CAPITAL EXPENDITURE

Table 8.1 shows projections for Total Government sector gross and net capital expenditure, based on Treasury’s May 2012 forward estimates.

The forward estimates show a projected reduction in Total Government gross capital expenditure of over $3.5 billion across the forward estimates period, from an estimated $12.3 billion in 2011-12 to a projected $8.7 billion in 2015-16, reflecting a run-down in capital projects currently underway, and not yet replaced by new projects.

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8.	Capital Expenditure

Table 8.1 Capital expenditure – General Government and Public Non-financial Corporations ($m)
	2011-12 Est. Act.	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
General Government
Gross capital expenditure	7,656	7,765	6,470	4,919	4,388
Net capital expenditure	4,802	4,596	3,076	1,353	933

Public Non-financial Corporations
Gross capital expenditure	4,615	4,659	4,588	4,458	4,360
Net capital expenditure	2,411	2,487	2,288	2,053	1,857

Total Government Sector
Gross capital expenditure	12,271	12,424	11,057	9,377	8,747
Net capital expenditure	7,213	7,083	5,364	3,406	2,790

Source: Treasury

This projected decline reflects the following factors:

•	one off expenditure on recovery and reconstruction following natural disasters in 2011 – this expenditure affects the forward estimates between 2011-12 and 2013-14

•	the program of major additional capital investment in health system will phase down towards the end of the forward estimates.

In the General Government sector, most of the projected reduction in capital expenditure between 2012-13 and 2015-16 reflects completion of one off expenditures on natural disaster recovery and reconstruction. Chart 8.10 shows that, of the $3.3 billion reduction in capital expenditures across the forward estimates period, $2.4 billion or 60% of the fall relates to the completion of expenditure on natural disaster related activities.

Chart 8.10

General Government gross capital expenditure

Source: Treasury

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Capital Expenditure	8.

Chart 8.11 shows projections of General Government gross capital expenditures across the forward estimates period by functional area. The chart shows:

•	capital expenditure on transport and roads peaking in 2012-13, before declining in later years

•	capital expenditure in health peaking in 2013-14, before declining as previous investment projects phase down.

Chart 8.11

General Government sector gross capital expenditure

Source: Treasury

8.6.	A SUSTAINABLE LEVEL OF CAPITAL EXPENDITURE

Capital expenditure by its nature is ‘lumpy’ and tends to be one-off in nature. It therefore does not have a uniform or even impact on the budget.

Large peaks and troughs in capital expenditure can reflect a number of factors including:

•	one off events, such as natural disasters and economic stimulus programs which result in large increases in capital spending over a short period

•	catch up investment, following a period of low or below average capital investment or in response to a build up in population or demand for services of a period of time

•	and alternatively, a low period of capital spending following a number of years of above average investment.

There will be no one precise measure of what the sustainable level of capital expenditure should be over an extended period of time.

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8.	Capital Expenditure

However, there are a number of general principles that governments should apply to the forward planning of net capital spending. These principles include:

•	net capital expenditure should be planned for the long term, both to replace the existing capital stock over time and to support population growth in the future

•	given the lumpy nature of net capital spending, government should plan for future infrastructure investment in a way that is consistent with achievement of its fiscal strategy

•	all government agencies should have up to date asset registers and detailed asset management plans for the acquisition, maintenance and replacement of physical assets.

As a result of the general deterioration in the financial position of Queensland, New South Wales and Victoria in recent years, there has been an increased focus on what is a sustainable level of net capital expenditure. In this context, sustainability refers not only to the level of capital stock to support a productive economy, but also to the fiscal strategy.

Victoria and New South Wales have recently examined the issue of sustainable net capital investment from different perspectives.

The interim report of the Independent Review of State Finances in Victoria has suggested that the starting point for determining a sustainable level of net infrastructure investment is to assess the infrastructure needs of the community over time. Points to note from the Victorian Review are:

•

the appropriate level of net infrastructure investment should reflect growth in population, enhancement of service delivery over time and the reduction in cost of infrastructure that will occur over time due to technological change.

•	the Government should seek to maintain this level of infrastructure investment, on average, over a five year period

•	the net acquisition of financial assets should be primarily funded from the net operating balance.

The recent New South Wales Government Commission of Audit did not recommend a level of sustainable net infrastructure investment. However, it did recommend the examination of what level of operating balance would be required to fund the costs of infrastructure investment in both the General Government and Non-financial Public Sector.

In addition to the factors outlined in the New South Wales and Victorian reviews, the Commission considers that the added factor of the dispersed rural, regional and remote nature of Queensland will have important implications for the allocation and cost of net capital expenditure.

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Capital Expenditure	8.

The Commission does not consider it appropriate to specify a level of sustainable net infrastructure investment in Queensland. What will eventually determine the appropriate level of capital investment is the strength of the budget position. This is because the Commission considers that Queensland needs to return to a position where all General Government capital expenditure is funded from cash operating surpluses (i.e. the fiscal balance). To the maximum extent possible, all Public Non-financial Corporations sector capital expenditure should be self-supporting, or where equity injections from the General Government sector are required, these also need to be funded from cash operating surpluses.

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9.	Risks and Contingent Liabilities

9.	RISKS AND CONTINGENT LIABILITIES

KEY ISSUES

•

The State is exposed to a significant range of risks, funding pressures and contingent liabilities which have potential adverse financial impacts beyond what has been factored into the forward estimates. These relate in large part to outstanding and unresolved issues across a number of major departments and areas of expenditure responsibility.

•	If these funding pressures were to materialise, indicative estimates by the Commission show that the additional costs in the General Government sector could be as follows:

•	operating costs of up to $4.2 billion over the forward estimates period, and another $1.4 billion with uncertain timing

•	capital costs of over $2.2 billion.

•	Potential major funding pressures include:

•

Queensland Health issues, including rectification of its payroll system, potential budget over runs, operating costs in relation to funding from the Health and Hospital Fund, eHealth programs and a property maintenance backlog

•	prospective budget overruns in the Department of Education, Training and Employment and the Department of Communities, Child Safety and Disability Services

•

upgrades to various information technology systems, especially for Queensland Health (in addition to the payroll system) and also the Department of Community Safety, as these systems are no longer fully supported

•	upgrades of the Government’s wireless network and digital mobile broadband services to provide improved interoperability between service providers and states.

•

The potential impact on the fiscal balance from the economic impact of the introduction of the carbon tax could be up to $1.6 billion higher than previously estimated over the forward estimates period.

•

There is a range of other contingent liabilities involving significant risks to the State, including the Gold Coast 2018 Commonwealth Games, the National Disability Insurance Scheme, the National Injury Insurance Scheme, the Flood Commission recommendations, and various legal claims.

•

While some of the issues identified result from factors beyond government control, a number reflect longstanding or systemic management shortcomings which should be carefully considered in the context of a risk management and prevention framework.

Page 126	Queensland Commission of Audit Interim Report June 2012

Risks and Contingent Liabilities	9.

9.1.	BACKGROUND

Under its terms of reference, the Commission is asked to review and report on, inter alia, whether there are any events not adequately provided for in the MYFER or forward estimates; or any contingent liabilities that should be brought to the Government’s attention. Specific mention is made of the 2018 Commonwealth Games funding obligation and the carbon tax.

The Commission has conducted a comprehensive review to identify and assess material risks and contingent liabilities which may adversely affect the State’s financial position. In undertaking its analysis, the Commission has relied heavily on information from Treasury and other departments to quantify these amounts and the possible impacts on the budget and forward estimates.

These estimates are indicative only, and are based on the best information available to the Commission in preparing this Report. It is recognised that these estimates may change as a result of new or updated information, subsequent events, government decisions or other factors unable to be taken into account in this analysis. Furthermore, there should be no implication that the Commission endorses commitment to expenditure of any of the amounts presented in this section. The figures are provided solely to illustrate the potential extent of cost and funding pressures to which the State Budget may be subjected.

This section has been structured to address these issues in two distinct parts, as follows:

•	Quantifiable risks – analysis of funding pressures where possible financial impacts are able to be quantified, but for which no provision currently exists in the forward estimates

•

Contingent liabilities – analysis of other funding pressures that may adversely impact the State’s financial position, but the amount is uncertain or its disclosure would compromise the State’s position.

9.1.1.	Reporting of provisions and contingent liabilities

As part of the standard financial reporting processes in the Queensland Government, agencies are required to provide Treasury with information of any provisions or contingent assets or liabilities, in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets. These are aggregated and either included on the State’s balance sheet or included as a contingent liability note.

Agencies provide an estimate of their revenue and expenditure (both capital and operating) to Treasury during the budget process using information detailed in financial circulars provided by Treasury. During the consolidation of the State Budget, Treasury also includes a whole of government contingency which is held in the following circumstances:

•	where there is uncertainty regarding the occurrence, timing, or quantum of an event or the entities involved (e.g. voluntary separation program costs)

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9.	Risks and Contingent Liabilities

•	where inclusion in an agency’s budget may have an adverse influence on negotiations or provide an inappropriate incentive (e.g. Transport Service Contracts)

•	where an agency cannot include an estimate within its own forward estimates as the decision has been made too late in a budget or MYFER cycle (e.g. MYFER savings).

In the course of the financial year, changes in macro and micro economic conditions, the passing of legislation, government decisions and operational factors impact the extent of provisions and contingent liabilities recorded. This, in turn, affects the eventual outcome recorded in the State’s financial reports.

Table 9.1 summarises the indicative estimates of funding pressures identified to the Commission as not being adequately provided in the forward estimates, or where the timing impacts are uncertain or beyond the forward estimates period. Where a range has been provided, the top end of the range has been used to illustrate the full extent of possible funding pressures.

The figures shown in Table 9.1 should not be construed as the amounts by which the forward estimates need to be adjusted. While some costs may be unavoidable (e.g. to rectify the Queensland Health payroll system), other funding pressures may be avoidable, or subject to the discretion of the Government as to how they are managed to minimise the impact on the State Budget.

From Table 9.1, indicative estimates by the Commission show that, if these risks were to materialise, the additional costs in the General Government sector could be as follows:

•	operating costs of up to $4.2 billion over the forward estimates period, and another $1.4 billion with uncertain timing

•	capital costs of over $2.2 billion.

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Risks and Contingent Liabilities	9.

Table 9.1

Indicative estimates of funding pressures

(not currently factored into forward estimates)

($ million) (a)

	Forward Estimates (2012-13 to 2015-16)	Other (b)
Operating expenditure

Health	955	399
Education	420
Communities	124
Community Safety	123	17
Carbon tax impact	1,560
PPP funding shortfall	13	919
Expiring National Partnership Agreements (c)	894
Government Wireless Network	13	70
Other	49

Capital expenditure

Health	44	171
Transport and Main Roads	382
Government Wireless Network		554
Digital Mobile Broadband		440
Gold Coast 2018 Commonwealth Games (d)		663

(a)	Unexpended contingency provisions may mitigate some of these funding pressures.
(b)	Items for which timing is uncertain and/or likely to extend beyond the forward estimates period.
(c)	Issues are addressed in Section 6.
(d)	Indicative cost if the Government is required to fund the construction of the Games Village and is unable to recover revenue. This estimate does not include any other potential cost over runs associated with the Games.

Source: Commission of Audit (Treasury inputs)

9.2.	QUANTIFIABLE RISKS

9.2.1.	Queensland Health

9.2.1.1.	Queensland Health payroll system

In March 2010, Queensland Health (QH) introduced a new payroll system to replace the previous LATTICE system that was no longer supported by the supplier. The implementation of the new system led to significant issues impacting on the timeliness and accuracy of staff pays. Some of the problems have arisen from the implementation of a centralised system attempting to deliver accurate pay to more than 80,000 employees’ bank accounts each Wednesday that reflects the hours worked in a week ending on the previous Sunday night.

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9.	Risks and Contingent Liabilities

Although substantial improvements have been made to the payroll processes, each fortnight QH payroll currently still makes approximately $1.5 million to $1.7 million in overpayments, with accumulated overpayments currently exceeding $100 million. These are treated as loans for fringe benefit tax purposes and the tax is being met by QH. The Government has recently announced a decision to lift the moratorium on collection of overpayments. This will allow QH to recover the $100 million from employees as well as assist in reducing the cost of the fringe benefits tax that QH was meeting on behalf of employees.

Additional funding of $209 million was provided by the previous Government over three years (2010-11 to 2012-13) for system improvements. This has assisted in reducing some, but not all, of the system bugs. A detailed review of the payroll system undertaken by an external consultant has identified outstanding issues and expected costs of resolution, including the stability of the system and overpayments. This has highlighted the need for other dependent system upgrades (refer also Section 9.3.10).

Based on the consultant recommendations, QH estimates that an additional $533.8 million over five years is required from 2012-13 to support core payroll operations. This is in addition to an expected shortfall in payroll costs of $32 million in 2011-12. In aggregate, by 2016-17, the estimated total cost of operating and maintaining the new payroll system will amount to $1.3 billion over eight years.

Chart 9.1 shows total costs of the new payroll system incurred to date, and expected to be incurred through to 2016-17, classified as follows:

•	initial funding approved and committed to the project

•	additional funding approved by the previous Government to address immediate problems

•	projected estimate of further funding required to resolve outstanding issues and stabilise the core payroll system.

It is this final category of costs, on which a decision is yet to be made by the Queensland Government, and which, therefore, is yet to be incorporated into the forward estimates.

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Risks and Contingent Liabilities	9.

Chart 9.1

Queensland Health payroll system costs

Source: Queensland Health Consultant Report

A further report by KPMG recently delivered to Government has confirmed these indicative costings.

The Commission notes that, based on the experience of most other IT system upgrades and/or replacement projects, it is highly likely that there will be further upward pressure on the costs required to fully implement the new system. This will require careful management for an extended period of time to ensure a cost effective value for money outcome is achieved, and that there are no further costs to be borne by the budget.

9.2.1.2.	Queensland Health budget

Despite an average growth of 13.7% per annum in its published operating budget since 2005-06, QH has required additional appropriations in each of the past two years to achieve a balanced end of year position ($175 million in 2009-10 and $291.7 million in 2010-11). This has been principally driven by unfunded growth in staffing and employee costs (see Section 7).

In April 2011, the previous Government endorsed a Budget Management Action Plan (BMAP) to achieve a balanced operating position in 2011-12 and improve budget performance across the forward estimates period. The BMAP includes a range of measures to generate savings, increase own source revenue, develop a culture of accountability and better manage the underlying growth in health expenditure.

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9.	Risks and Contingent Liabilities

QH’s current forward estimates are predicated on the assumption that the BMAP revenue improvements, cost savings and efficiencies can be achieved. QH is currently not achieving its budget targets and estimates a possible full year deficit of $130 million in 2011-12, with potential out year implications if not rectified. QH is undertaking processes to identify possible savings to address some of these cost pressures, including reviewing the structure of its grant payments. If sufficient savings are not achieved, there are potential additional risks to the forward estimates.

The creation of Hospital and Health Services (HHS) from 1 July 2012 provides an opportunity to improve the focus on local budget accountability and productivity improvements, provided they are equipped with the expertise and capacity to undertake the task and manage within approved budgets.

Nevertheless, the upward cost pressures on the operating budget of QH remain an ongoing concern.

9.2.1.3.	Health and Hospitals Fund operating costs

The Health and Hospitals Fund (HHF) was established by the Australian Government in 2009 to finance health infrastructure programs that support the Australian Government health reform agenda. States and other health providers compete for funding through a round of national funding process. While the HHF provides a potential source of capital funding for states, it can have significant ongoing cost implications as states are required to fund all operating costs where applicable, which does not appear to be factored into the application process.

In Round 3, announced in the 2011-12 Australian Government Budget, Queensland was allocated capital funding of $97.7 million for four projects. While projects are yet to commence, after agreements are signed, the unfunded operating costs associated with these projects are estimated by QH to be $58.4 million in 2014-15 and $63.8 million ongoing. In Round 4, QH was granted $61.8 million in capital funding for six projects, for which the Commission is advised there is no additional recurrent expenditure required.

9.2.1.4.	eHealth programs

The objective of the eHealth program is to provide integrated and accurate clinical information to support safe, timely and high quality care with the key component an integrated electronic medical record (ieMR). QH has indicated existing funding will only enable roll out of the ieMR to major hospitals in South East Queensland, representing between 35% and 49% of QH business. QH estimates that to complete the planned roll out to 60% of QH business will require additional ICT infrastructure funding of $171 million in capital and $275 million in operating funding (the timing of this requirement across the forward estimates is not clear).

QH has also identified that a further $129 million over four years ($85 million operating and $44 million capital), and another $14 million operating over 2012-13 and 2013-14 will be required to enable Queensland to connect to the national Personally Controlled Electronic Health Record (PCEHR) system. The Commission is advised that QH is now considering a more limited connection, but the cost is uncertain.

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9.2.1.5.	Property maintenance backlog

QH estimated its total asset replacement value at $9.7 billion at 30 June 2011. Current QH policy requires Health Services Districts to allocate at least 2.15% of asset replacement value to address maintenance issues (around $208 million per annum using 30 June 2011 asset replacement value). This policy is higher than the Public Works Maintenance Management Framework (1% of asset replacement value) due to the specialised nature and intensive usage of the properties.

QH analysis indicates that, while the value of the asset base has grown in recent years due to the investment in new and upgraded infrastructure, repairs and maintenance expenditure has not increased in line with the above policy. In 2011-12, an estimated $144 million or 1.5% of asset replacement value has been forecast for maintenance. On this basis, the shortfall across the forward estimates is around $64 million per annum.

This compares to QH’s estimate of the total current unfunded maintenance backlog of $324 million. QH is yet to undertake a robust assessment of maintenance requirements and priorities, so the accuracy of this estimate cannot be verified. QH advises that it intends to address the maintenance backlog over a four year period.

9.2.2.	Department of Education, Training and Employment

9.2.2.1.	Budget position

The Department of Education, Training and Employment (DETE) is currently developing strategies to address funding pressures of the order of $100 million for 2012-13. This has arisen because of a growing schools infrastructure base, a decline in TAFE fee for service revenue, increase in maintenance and utilities costs and Workcover premiums.

This issue will need to be considered further by the Government in developing the 2012-13 Budget to avoid any further cost impost.

9.2.2.2.	Property maintenance backlog

DETE has a large asset footprint comprising 1,235 schools, 13 TAFEs across 94 campuses and employee housing. DETE’s asset replacement value is approximately $18.3 billion in 2011-12. The Public Works Maintenance Management Framework recommends a minimum maintenance funding benchmark of 1% of the building asset replacement value for the department’s building portfolio. This would equate to approximately $180 million per annum. DETE’s current maintenance budget is around $100 million per annum, leaving a potential shortfall of around $80 million per annum, if maintenance was to be funded to this level.

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9.2.3.	Department of Communities, Child Safety and Disability Services

9.2.3.1.	Child Safety Services budget

In January 2004, the Crime and Misconduct Commission (CMC) released its final report on abuse in foster care: “Protecting Children: An Inquiry into Abuse of Children in Foster Care”. Government implementation of this Report fundamentally changed the child protection system in Queensland, with the establishment of a new department and significant investment in new structures for child safety, including appointment of additional child safety officers.

Child Safety Services (CSS) improved decision making tools, invested in significant IT systems to support service delivery and expanded foster care, kinship care, and grant funded placements. The financial investment in CSS has grown by over 300%, from $182 million in 2003-04 to a budget of $733 million in 2011-12.

Given the growth in the number and complexity of children coming into contact with the child protection system, particularly indigenous children, CSS advises that it will continue to face pressure to deliver services within its existing forward estimates. Preliminary advice indicates that CSS has a current underlying deficit of $20-25 million per annum, which will need to be addressed in the context of service levels and demand drivers. Box 9.1 highlights issues of demand management in the child protection management system in Queensland.

Chart 9.2 demonstrates the number of cases advised (contacts) to child protection agencies in Australia, where information is available, compared to notifications and the number of cases that result in children needing care. Both New South Wales and Queensland are advised of many potential cases, but relatively few children are ultimately placed in care. Queensland investigates all the advices, whereas other States appear to have mechanisms to limit the number of cases to be investigated.

Chart 9.2

Child Safety statistics for year ending 30 June 2011

Source: Treasury; Australian Institute of Health and Welfare Canberra Child Protection Australia 2010-11 p 11; New South Wales Department of Community Services Annual Report 2010-11; Western Australia Department for Child Protection Annual Report 2010-2011; South Australia Department for Families and Communities Annual Report 2010-11

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Box 9.1

Child protection management systems

Despite improved child protection management systems, the increased focus on reporting of suspected child abuse and/or neglect has resulted in a 60% increase in the number of children being reported to CSS between 2006-07 and 2010-11. However, in 2010-11, only 19.25% (21,655 of 112,518) of the cases reported to CSS were recorded as a child in possible need of protection.

In Queensland, an investigation is undertaken for every notification, at an average cost of $13,634 per child (2010-11), yet only 30.5% of these notifications were substantiated. This investigation-intensive approach is exacerbated by the lack of an alternative referral system in Queensland. In other jurisdictions, such as Victoria, children and families are able to be referred to intensive support services as an alternative to child protection.

The Helping out Families (HoF) initiative was introduced in 2010-11 to assist with reducing demand for tertiary child protection by developing intensive family support services. Early indications are that the number of children in need of protection across the three trial sites in Queensland is reducing at a higher rate than the rest of the State. CSS is also leading a number of other initiatives to assist police, education and health care professionals to make more informed referral decisions with a focus of resources on children at high risk.

There is currently a higher prevalence of children coming into care with extreme needs who require more specialised care. Despite receiving an additional $25 million per annum from 2009-10 to create additional grant placements for children with complex needs, locating suitable placements for children and young people with highly complex to extreme needs remains an ongoing issue due to the increasing number of young people entering care.

The cost of these ‘highly complex placements’ varies according to the individualised needs of the child or young person. Non-government providers lack the certainty of ongoing funding, so they do not have planned resources available and therefore charge a higher price for these services.

In the absence of any policy change, the ability to meet the increasing costs internally would appear to be limited given the increase in the number of children currently entering care is greater than population growth. The budget and policy issues influencing the increase in child protection cases are expected to be considered in the proposed Child Protection Inquiry.

9.2.3.2.	Non-government Organisation (NGO) wage costs

The Government has provided $414 million over four years from 2009-10 (and $125 million ongoing from 2012-13) to assist NGOs in meeting additional wage costs arising from a Queensland Industrial Relations Commission (QIRC) decision to award wage increases of 11%-35% to employees across the community services sector. The supplementation was provided sector wide, rather than only for those NGOs subject directly to the QIRC decision, in order to ensure that NGOs were able to meet prevailing market rates.

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On 1 February 2012, Fair Work Australia (FWA) made an equal remuneration decision applying to employees nationally that largely mirrored those awarded by the QIRC (ranging from 19-41%) to be phased in over eight years from 1 December 2012. The estimated joint future cost (across all industrial instruments, including the QIRC decision) is $248 million per annum from 2021-22, of which $26.5 million relates to the Australian Government’s share. This would leave a residual amount of $221.5 million potentially to be funded by the Queensland Government.

In addition, the Australian Government Fair Work Amendment Regulation 2012 requires some Queensland NGOs in receipt of supplementary funding from the Queensland Government to pay rates equivalent to the QIRC decision. This is backdated to 27 March 2011 with payments to be in accordance with a three year schedule. This is expected to apply to around 316 Queensland NGOs at an estimated cost of $49.7 million over three years, with $14.5 million related to the Australian Government’s share. This would leave a residual amount of $35.2 million potentially to be funded by the Queensland Government.

It is noted that the Queensland Government has already committed $414 million in 2009-10 Budget and over the forward estimates to meet its obligations to assist NGOs meet higher pay rates. A number of NGOs may experience significant pressures to pay the higher pay rates earlier given market pressures.

9.2.4.	Department of Community Safety (DCS)

9.2.4.1.	HR/Payroll system

DCS continues to operate the LATTICE HR system (including payroll), the same as the former QH HR system, which is no longer satisfactorily supported. PricewaterhouseCoopers has reviewed the system requirements and estimate that the cost of a replacement HR system will be $155 million over five years from 2012-13, with an ongoing operating cost of $11 million per annum from 2017-18.

To date, $1.5 million has been spent on a business case and procurement, with a further $13.5 million earmarked from the Corporate Solutions Program (refer Section 9.3.9) and a contribution is expected from the DCS.

As with the QH payroll system, the Commission notes it is highly likely that there will be upward pressure on the costs of a replacement HR system for DCS.

9.2.5.	Department of Transport and Main Roads (TMR)

9.2.5.1.	Capital over-programming

TMR has in recent years engaged in a process of ‘over-programming’ its capital works i.e. it has scheduled works with a capital cost exceeding the capital expenditure provided for in a given year or in the case of the current program across the forward estimates.

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The forward estimates reflect an expected profile of capital expenditure on projects. Due to unforeseen circumstances (wet weather, planning approvals etc.), it is expected that there will be slippage in the expenditure factored into the forward estimates. TMR therefore prepare a schedule of capital expenditure that is usually greater than that allocated in the forward estimates in any one year. This allows TMR to fully expend an amount equivalent to that in the forward estimates in any one year, even if there was a delay in actual projects on which the forward estimates was based.

The extent of scheduled over-programming is greater in the early years of the forward estimates period, but over the forward estimates the funding usually equals the scheduled works.

Across the current forward estimates, TMR scheduled over-programming commitments (the work program exceeds funding) of $1.3 billion to the end of 2013-14. It had been intended that this over commitment be unwound by the end of the forward estimates. However, by the end of 2014-15, over-programming is expected to be $382 million, which represents projects not funded but added to TMR’s capital program after it had finalised the 2011-12 Queensland Transport Roads and Investment Program. Scaling back the extent of over-programming to avoid further cost to the budget would require decisions to defer or cancel projects on the scheduled works list.

9.2.6.	Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

The Department has identified a number of initiatives that are not adequately provided for in MYFER 2011-12. Should the Government decide to continue with these initiatives which include funding for social, educational and land related issues affecting predominantly persons in remote areas, there is an estimated funding shortfall of $49 million over the forward estimates. At this stage, the potential shortfall in 2012-13 is up to $8 million.

9.2.7.	Carbon tax

9.2.7.1.	Overview

The Clean Energy Act 2011 (Cth), which becomes law on 1 July 2012, will impose a tax on the major emitters of carbon in Australia. As a result, the cost of operating in emissions intensive industries (primarily electricity generation) will increase, with those increases passed on to consumers. Although there is a range of measures to be introduced by the Australian Government to mitigate the cost increases for households, these do not flow through to the State Government sector.

In 2011, Queensland Treasury produced a report, Carbon Price Impacts for Queensland, which details the financial impacts of the carbon tax for the State. These impacts were determined by largely replicating modelling undertaken by Australian Treasury and applying the model to Queensland.

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The report concluded that the carbon tax is expected to increase the overall cost of providing State Government services by between 0.3% and 0.4%, and reduce net revenues by between 0.22% and 0.34%. This corresponds to an increase in expenditure of between $148 million and $198 million per annum, and a decline in revenue of between $103 million and $161 million per annum between 2012-13 and 2015-16.

Forecast expenditure increases reflect the direct electricity and fuel costs borne by departments and the impact of carbon tax related inflation on expenditures such as grants which are indexed with reference to inflation. Forecast revenue reductions were primarily associated with reductions in dividends and tax equivalent payments from Government owned energy companies, along with other reductions in State own source taxes and royalties resulting from lower levels of economic activity and coal output growth.

During the 2011-12 MYFER process, Treasury undertook a review of all dividend, tax equivalents, royalty and taxation lines and adjusted revenues for carbon tax impacts. No specific funding allocations have been made to departments in the forward estimates for the additional costs across government of the carbon tax. However, a general contingency provision has been made.

9.2.7.2.	Government Owned Generators

The State’s Government Owned Generators (GENCOS) are likely to experience the largest impact of the Clean Energy Act. Although they are able to pass through the cost of the carbon tax in electricity pricing, market competition and electricity supply contracts may limit their capacity to achieve full recovery of the carbon tax impacts. There are significant financial implications for the GENCOs, involving a reduction in profitability, and hence dividend and tax payments to the State, as well as a reduction in generator asset values which will place pressure on the Government to improve the capitalisation of GENCO businesses.

The decline in economic value of the generation assets was estimated by Treasury at $640 million as at 30 June 2011, whilst for accounting purposes, GENCOs assets were impaired by $1.7 billion, most of which is attributed to the carbon tax.

Treasury estimated that the imposition of the carbon tax would result in a reduction of $435 million in dividends and tax equivalent payments by the GENCOs over the period 2012-13 to 2014-15. These anticipated reductions in payments have been factored into the forward estimates.

9.2.7.3.	Comparison with assessed impacts in other states

Chart 9.3 compares the impact of the carbon tax on Queensland during the fixed price period of the tax, with outcomes from the following similar studies undertaken in New South Wales and Victoria:

•	Evaluation of the impacts of the Commonwealth’s carbon price package announced on 10 July 2011, New South Wales Treasury

•	Modelling the Clean Energy Future prepared for the Victorian Government by Deloitte Access Economics (DAE).

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Although not strictly comparable because of differences in the composition of the public sector, revenue sources and generation ownership, the assessed impact of the carbon tax is lower for Queensland than Victoria and New South Wales (high estimate). The Victorian modelling was undertaken by DAE using its regional general equilibrium model, while the Queensland and New South Wales assessments used the Monash multi regional forecasting model (used by the Australian Treasury) which reflects a different economic adjustment path.

Chart 9.3

Carbon Price impacts on fiscal balance

Qld, NSW, Vic

Source: Carbon Price Impacts for Queensland – Queensland Treasury; Modelling the Clean Energy Future (Deloitte Access Economics) – Victorian Treasury, Evaluation of the impacts of the Commonwealth’s carbon price package announced

10 July 2011 – New South Wales Treasury

9.2.7.4.	Review of the State’s provision for carbon tax impacts

The Commission appointed DAE to review the previous analysis of the financial impact of the carbon tax on Queensland, and to compare the Treasury modelling with other models. Specifically, DAE was requested to consider the assumptions made in the Treasury modelling to assess the impacts on the State’s financial position, particularly the impacts on revenue, expenditure, asset values and any other related factors.

Initial analysis undertaken by DAE indicates that the potential impact on the fiscal balance (apart from dividend and tax equivalent payments by the electricity generators) for Queensland is likely be greater than previously estimated. This finding is based on DAE modelling, which differs from the modelling used by Treasury.

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Chart 9.4 shows that the additional impact on the fiscal balance could be up to $1.6 billion over the four years to 2015-16. This is primarily due to a potential additional loss of revenue as a result of a greater adverse impact on GSP in the early years of the introduction of the carbon tax than previously modelled by Queensland Treasury.

Chart 9.4

Projected carbon tax impacts on Queensland’s fiscal balance

Source: Treasury, Deloitte Access Economics Report to Commission of Audit

It was not possible to validate the impacts on the dividend and tax equivalent payments by the State’s GENCOs as the required information was not available in the timeframe to assess the “with” and “without” carbon price forecast results. The Commission will provide further findings in its subsequent Reports, following additional analysis to be conducted in conjunction with the GENCOs.

9.2.8.	Public Private Partnerships (PPPs)

Queensland has developed a Value for Money Framework as the basis for the implementation of a policy on private investment in infrastructure through Public Private Partnerships (PPPs). PPP projects which have been, or are being, undertaken by the Queensland Government include the Southbank Institute of Technology, SEQ Schools Project, Gold Coast Rapid Transit, Airport Link, and Sunshine Coast University Hospital.

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In these arrangements, the Government has made or will make a contribution of cash and/or land and has contracted a private sector provider to construct and operate the facility for a specified period of time, after which it will be returned to the Government in a pre-agreed condition. In some instances, as outlined below, the Government has contracted with an operator to provide services e.g. cleaning and maintenance, during the period of operation of the facility.

Certain of the PPPs currently in place have not been fully funded for the Government contribution for the provision of such services due to an expectation that agencies would meet service charges from their existing budgets. Advice provided to the Commission indicates that this may be problematic, resulting in potential funding shortfalls, as outlined below. These prospective funding shortfalls extend for periods of over 20 years, leaving the Government with a long tail of fixed obligations which limit future budget flexibility.

9.2.8.1.	Southbank Institute of Technology Education and Training precinct

The total contract of $1.5 billion for the development of the precinct includes an unfunded component of $522 million over the life of the agreement to 2039. This is equivalent to a funding gap of $22 million per annum from 2016-17.

9.2.8.2.	South East Queensland (SEQ) schools – Public Private Partnership

Seven schools in SEQ have been built as a package under a PPP arrangement, with a total contract value of $1.1 billion. DETE advises that there is a funding shortfall of around $90 million over the life of the agreement to 2039 (approximately $3 million per annum).

The Commission is advised that the funding shortfall represents the difference between the “approved in principle” cost of the contract endorsed by the Government in April 2009 and the final agreed cost at financial close in June 2009, incorporating scope variations. The final contract was not reconsidered by the Government after financial close, so funding sources for the contract (including the Consolidated Fund contribution) were not reviewed. This has left a funding gap for the project.

9.2.8.3.	Gold Coast Rapid Transit (GCRT)

The Government has reached financial close on the development of the first stage of the light rail system on the Gold Coast. Government funded the initial works, with the PPP commencing construction in early 2012. Trams are expected to start operating 2014.

TMR is required to meet the service payments to the PPP over the 15 year operations period, which will cover the maintenance operation and financing costs. These will be met out of fare revenue and TMR internal funding.

The GCRT business case is predicated on farebox revenue covering, and in later years marginally exceeding, operating costs. Across the Translink network, the current level of fare recovery of costs is approximately 24%. Aside from certain transit networks in Asia and the London Underground railway (where there is significant population density), it is not uncommon for ratios of between 15 to 50% (farebox/operating costs) to be achieved for public transport systems.

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In the Commission’s view, there remains a risk that there could be an operating shortfall in relation to GCRT. Should GCRT farebox revenue equate to 50% of operating costs, the shortfall would likely be between $20 million to $30 million per annum over the 12 year operating period, or in net present value terms (discounted at 6%), approximately $230 million over the operating period. Should GCRT farebox revenue equate to 30% of operating costs (i.e. more in line with the current Translink network), the shortfall would likely be between $30 million to $40 million per annum over the 12 year operating period, or in net present value terms (i.e. discounted at 6%), approximately $320 million over the operating period.

Further, GCRT financial modelling estimates that additional revenue of between $3 million to $7 million per annum will be earned from advertising. There is also uncertainty as to whether this additional revenue projection can be achieved.

9.2.8.4.	Other

Airport Link is an economic PPP currently nearing the completion of construction. Advice from Treasury is that the Government’s position is protected with the nature of the arrangements and contracts in place. No additional Government contribution is expected.

QH has made provision in its budget for the capital cost of construction of the Sunshine Coast University Hospital. A contract is expected to be signed in 2012 for delivery of this project as a PPP. At that time, the capital provision in the QH budget, other than the Government capital contribution to the project, will no longer be required. There will, however, be a need for ongoing service payments to fund the project.

9.2.9.	Government Wireless Network (GWN)

Currently, the Queensland Police Service (QPS) and the Department of Community Safety (DCS) fund and maintain separate analogue radio networks which account for 90% of the Queensland Government radio network. The Government is required to implement federally mandated changes, imposed by the Australian Communication and Media Authority (ACMA), to radio communications spectrum allocation in the 400MHz spectrum band.

Queensland is obligated to provide encrypted digital data capability for the 2018 Commonwealth Games. In addition, the Flood Commission of Inquiry recognised the importance of achieving communications interoperability (both within Queensland entities and across interstate jurisdictions).

The Queensland Government Chief Information Office (QGCIO) has estimated the following costs of retaining the existing analogue network:

•	$50 million from 2012 to 2017 to upgrade the current network to meet ACMA’s requirements

•	$25 million by 2018 to upgrade the radio network for the Commonwealth Games.

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QGCIO is currently undertaking the preliminary evaluation of the framework for a replacement digital radio network (GWN) as well as robust digital mobile broadband (DMB) network. This preliminary evaluation is due to be completed in July 2012. The initial projections are that the total capital cost of upgrading the GWN to a digital radio communication platform would be $567 million over seven years. This includes:

•	an estimated $5.7 million for the business case

•	$7 million for the supply strategy

•	$554 million for the build and deployment (including new or upgraded towers, handsets, mobile data terminals and repeaters).

Furthermore, there would be recurrent costs for maintenance and operational costs of $70 million per annum.

The DMB component is being included to achieve economies of scale by combining the DMB with the design and construction of the GWN. Initial estimates indicate a potential capital cost to Queensland of $440 million over 15 years to implement DMB (based on cost sharing arrangements with all other jurisdictions), which is in addition to the GWN.

There is currently no provision in the forward estimates for the digital GWN or the DMB, pending completion of the preliminary evaluation and subsequent business case. However, there is a significant cost likely to be incurred, with a strong likelihood that costs will be higher than currently estimated. (If digital upgrade options are selected, the upgrade costs for the analogue network will not be required.)

9.3.	CONTINGENT LIABILITIES

9.3.1.	Gold Coast 2018 Commonwealth Games

9.3.1.1.	Overview

A decision to bid for the 2018 Commonwealth Games to be held on the Gold Coast was made by the Queensland Government in 2010. A Games Bid Company was established to manage the bid, and subsequently to plan and deliver the event. The Games Bid Company prepared a budget for the 2018 Commonwealth Games (Games) independently of Government. Estimated costs and revenues were developed using the Melbourne 2006 Commonwealth Games as the benchmark.

The total cost for the delivery of the Games was estimated at almost $2 billion (in 2011 dollars), which includes the cost of construction of the athlete’s village of $633 million. Direct revenue from the Games is expected to be $200 million, with $1.1 billion to be provided by the Queensland Government. In addition, the Government has guaranteed the Games budget shortfall of the Organising Committee.

Table 9.2 shows the estimated revenues and costs of the Games, including the projected contribution to be provided by the Queensland Government, as developed by the Games Bid Company:

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Table 9.2 Commonwealth Games budget
Revenue	$million	Expenditure	$million
Sponsorship	80	Operating Costs	954
TV Rights	60	Games Village	633
Tickets, licencing, merchandise	60	Venue upgrades	275
Games Village sales	663	Contingency and other	110
Government contribution	1,109

TOTAL	1,972		1,972

Note: This excludes the $55 million licencing fee payable to Australian Commonwealth Games Association

Source: Gold Coast Commonwealth Games Bid Book

The bid indicates that the costs of the village will be borne by the State and private sector, but there is no indication as to how these costs will be shared, or what contribution will be provided by the private sector. Potentially, the Queensland Government has a further exposure up to the full value of $663 million for the village, if planned private sector contributions are not forthcoming.

Apart from any contributions which may be secured in the future from the private sector or other levels of government, all the financial contributions and risks, especially the underwriting risk, are being carried by the Queensland Government. This is in contrast to the Melbourne Commonwealth Games, where financial contributions were made by both the Australian Government ($112 million) and local government (the City of Melbourne contributed $3 million).

The Department of State Development, Infrastructure and Planning and Treasury are currently conducting a review of the Games Village business case which will determine the optimal technical and commercial structure of the Village, with a preliminary report expected by the end of July 2012. A general organisational plan is to be submitted by November 2012 to the Commonwealth Games Federation which requires detailed planning of operations and infrastructure, including a detailed work schedule and more detailed costing for venues.

Given the review currently underway, the Commission has not been able to obtain additional or updated information on projected costs or revenues at this time.

9.3.1.2.	Current funding provisions

In the 2011-12 MYFER, Treasury, in consultation with the Bid Company, DPC and DPW adjusted the timetable and cash flows for construction and/or upgrade of venues to meet the State’s timeframes and amended the revenue timings as advised by the Bid Company. The significant fiscal impacts of the Games for the State are between 2015-16 to 2019-20 and will begin to be brought to account in the 2012-13 Budget. Chart 9.5 shows those costs which are factored into the forward estimates through to 2015-16, as well as additional costs beyond the forward estimates period.

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Chart 9.5

Commonwealth Games expenditure

Source: Gold Coast Commonwealth Games Bid Book, Treasury

9.3.1.3.	Issues

Apart from the substantial financial contribution to the Games already committed by the Government, the Commission considers that there are a number of risks which could give rise to further unplanned costs for the Government, the most significant of which are:

•	increases in the costs of construction of facilities

•	a shortfall in projected revenue to be derived from the sale process for the Games village apartments.

On the latter point, there are currently no contracts in place for the development of the Games village, so there is considerable uncertainty as to who will bear the development risk. It is also difficult to predict the likely state of the Gold Coast property market at the time that sales of apartments may occur. However, projected sales revenue of $663 million may be optimistic, especially if there is limited demand and a significant boost to supply into the market through the release of 1,358 units into the Gold Coast market over a relatively short period of time.

Given the risks and uncertainties involved, any reduced revenue or increased holding costs would give rise to an increased funding cost for the Government.

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Under the current proposed model, it would appear that the State may be required to commit to underwrite developers or to directly fund the provision of the Games village. The former would require compensation to a developer who would factor in their holding and interest costs, while the latter would require additional debt with interest and holding costs for the State.

These issues are currently being addressed in the review being undertaken by the Department of State Development, Infrastructure and Planning and Treasury, which will also examine the suitability of the site and the possible use of temporary accommodation rather than a fully permanent village. It is highly desirable that further consideration is given to options which mitigate the current high risk that costs will exceed current projections.

Further issues relating to the economic benefits and affordability of the Commonwealth Games are addressed in Box 9.2.

Box 9.2

Gold Coast Commonwealth Games

The Commission understands that a substantial amount of due diligence work has been undertaken to date in developing cost estimates for the 2018 Gold Coast Commonwealth Games. Nonetheless, based on previous history with events of this size, it is highly likely that these estimates will represent a cost floor rather than a likely outcome.

While events of this nature bring considerable benefits, the decision to hold such events should be informed by clear assessment of economic benefit and affordability.

Economic studies used to support events of this kind tend to overstate the economic benefits because they avoid the difficult questions of:

(a)	the cost to the economy of the additional revenue that will have to be raised to pay for the event; or

(b)	the economic benefits of the projects that Government will not be undertaking as a result of this decision – effectively the opportunity cost.

For example, the ex post economic impact analysis of the Sydney Olympics conducted by Monash University, which took these issues into account, suggested that the Sydney Olympics generated a net economic loss of approximately $2 billion.

There is a high opportunity cost of investment in Games infrastructure, even leaving aside the broader question of affordability. In a fiscally constrained environment, there is a risk that the games investment is likely to crowd out other projects with potentially higher economic benefits – including road, transport and health infrastructure.

There may be a case to upgrade sporting infrastructure on the Gold Coast to meet long term community need and support the Gold Coast as an events destination. However, there is a basic value for money question as to whether this new infrastructure could be provided at a substantially lower cost than is likely to be incurred for the Games.

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9.3.2.	Funding of superannuation liability

State superannuation arrangements are governed by the Superannuation (State Public Sector) Act 1990. The State maintains a defined benefit fund that was closed to new members on 12 November 2008. The Treasurer mandates (and can increase) the contribution rates of any employer member, which includes former State owned businesses that have been divested by the Government.

Benefits paid to employees are calculated by QSuper and paid from members’ funds and the Consolidated Fund. In order to meet these obligations, the State maintains assets managed in trust by Queensland Investment Corporation.

The State Actuary undertakes a formal funding valuation of the defined benefit fund every three years. The latest informal funding valuation at 30 June 2011 shows that assets exceed accrued liabilities by $3.5 billion, on the assumption that investment return exceeds salary inflation by 3% per annum.

In addition to the triennial actuarial funding valuation, annual determinations of the accrued liabilities are made for inclusion in the State accounts in accordance with Australian Accounting Standards. AASB 119 Employee Benefits mandates that post employment benefit obligations should be discounted using the market yield on government bonds and that other actuarial assumptions reflect the economic relationships between factors such as inflation, and rates of salary increase and those discount rates. Applying this accounting valuation, there was a deficit of $0.6 billion, equivalent to 2% of assets as at 30 June 2011.

It is noted that QSuper’s defined benefit fund is funded by a portfolio of assets, which have historically earned returns significantly higher than government bonds. The Commission considers that the actuarial funding valuation provides a more relevant and suitable basis for assessing the solvency of the fund than the accounting basis and does not consider that any additional provision for superannuation is needed at this time.

9.3.3.	Enterprise Bargaining Arrangements (EBA)

The forward estimates are developed on the assumption that enterprise bargaining agreements are settled in accordance with the Government’s wages policy. Appropriate provisions are made either in departmental budgets (where outcomes are known), or in general contingencies.

To the extent that EBAs are settled at an outcome higher than the Government’s wages policy, there will be an unfunded component that will adversely affect the State’s fiscal balance, unless offset by cashable productivity improvements. Treasury advises that based on expiring agreements, each additional 0.5% wage increase above the current wages policy is estimated to cost an additional $72 million per annum in 2012-13, increasing to $362 million per annum by 2015-16.

EBAs which have expired or are due to expire in 2012-13 and therefore will need to be renegotiated include medical officers, the public service core agreement and those for community safety (ambulance officers, fire-fighters and custodial officers) and the DETE (school and TAFE teachers).

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9.	Risks and Contingent Liabilities

It is important that EBA outcomes are managed to minimise any further budget funding pressures.

9.3.4.	Community Investment Fund (CIF) supplementation

The Community Investment Fund (CIF) was created to distribute revenues collected from gaming fees to various community benefit schemes and capital sporting commitments. It was later amended to also receive the revenue collected from annual liquor licence fees.

CIF is funded through 8.5% of casino, gaming machine, wagering, lotteries and keno tax revenue, a further 50% of wagering tax revenue, the proceeds from the sale of gaming authorities and club entitlements and liquor licensing fees. CIF funding commitments include:

•	the Gambling and Casino Community Benefit Funds (which provide a range of community based grants)

•	the operations of the Office of Liquor and Gaming Regulation (OLGR)

•

the CIF Project Fund (which provides a grant to the Racing Industry Development Scheme and meets Stadium Queensland’s commitments in relation to Skilled Park, Suncorp Stadium and the Brisbane Cricket Ground).

In recent years, CIF has recorded operating deficits, which have been funded utilising accumulated cash reserves as expenditure commitments have exceeded revenue collections. Additional appropriation has been provided from the Consolidated Fund since 2009-10, with $23.8 million provided in 2011-12. CIF commitments exceed revenues by a similar magnitude across the forward estimates period. The Commission understands that several remedial steps have been taken in recent years, but have failed to provide an ongoing solution to stabilise the funding position of CIF.

While there is provision in the forward estimates to meet this funding shortfall, there is a further risk to the Consolidated Fund if CIF revenue budget targets are not met. In any case, action is required to restore CIF to a viable position so that Consolidated Fund is relieved of this unnecessary cost burden.

9.3.5.	Flood Commission recommendations

In January 2011, the Queensland Government established an independent Commission of Inquiry to examine the 2010-11 flood disaster that affected 70% of the state. On 1 August 2011, Justice Catherine Holmes delivered her interim report, and a final report was delivered on 16 March 2012.

The interim report made a number of recommendations which, to the extent possible, were costed and included in the 2011-12 MYFER. The final report made 177 recommendations, some of which are costly, time consuming and difficult to implement.

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To date, $60 million over three years has been committed to implement the Flood Commission recommendations. This is to be funded by the Department of Local Government and Planning and the Department of Community Safety. It is not yet clear whether further funding will be required.

9.3.6.	Maintenance costs

In addition to the property maintenance cost shortfalls highlighted above, there are other departments with significant assets which may not be subject to appropriate maintenance regimes such as the Department of Housing and Public Works and the Department of Community Safety.

There is a contingent liability for the State if asset values are not preserved by regular maintenance programs. To manage this contingent liability, there should be a regular review of the maintenance programs for all State assets.

9.3.7.	Asset sales legacy issues

Following the sale of State assets between 2009 and 2011, the State has retained certain contingent liabilities connected with these sales. Many of the warranties (e.g. tax) provided in the normal course of the sale process have now expired.

The State continues to carry contingent liabilities relating to environmental factors that may impact the value of assets for the new owners. The State’s liability extends to rehabilitation or restitution, for which no cost has been determined or can be estimated at this time. In the event of insolvency of the new owner, the leased or licenced assets will revert to the State, typically at no cost.

A specific legacy issue from the asset sales process is that the State bears the credit risk for the deferred purchase price of $171 million relating to the Port of Brisbane sale, which will be received over an extended term.

In addition, following the partial sale of the Government’s interest in QR National, there are outstanding debts of approximately $2.2 billion in Queensland Treasury Holdings Pty Ltd. Currently this debt is more than offset by the value of the asset. However, this debt will need to be extinguished as part of the further selldown of the Government’s interest in this asset.

The Commission notes that there is a further debt of $3 billion in Queensland Rail (QR) that remained after separation of the passenger business from the coal network. This will need to be repaid from earnings generated in QR.

9.3.8.	State Disaster recovery costs

9.3.8.1.	Overview

Queensland has experienced a large number of natural disasters across the State, more recently the south east Queensland Floods and Cyclones in North Queensland. On average, Queensland is subject to six natural disasters per year.

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9.	Risks and Contingent Liabilities

The National Disaster Relief and Recovery Arrangements (NDRRA) allow for the Australian Government to make payments to a state in partial reimbursement for state expenditure in relation to a natural disaster. The payments are only made if the state makes expenditure on eligible measures and meets certain financial requirements and conditions.

Since 2011, the Australian Government NDRRA eligibility criteria require the State to put in place insurance cover which is cost effective for both parties. This imposes additional costs on the State and potentially alleviates certain natural disaster funding obligations which previously would have been borne by the Australian Government.

The insurance arrangements for Queensland were independently assessed by Finity Consulting Pty Ltd in February 2012 who concluded:

“Overall we would regard the current insurance arrangements for assets considered (excluding Commercialised Government Entities and local government) as consistent with current market practice”.

9.3.8.2.	Queensland Government Insurance Fund

Queensland Government Insurance Fund (QGIF) is a Government self-insurance scheme for departments and eligible statutory authorities (excluding GOCs). It covers property and liability risks including health litigation cover for QH. Before November 2011, QGIF excluded cover for declared natural disasters.

QGIF determines its premiums by estimating the expected cost of claims and expenses in the next financial year. As insurance was only extended to disasters after the commencement of the insurance year, the additional insurance costs for natural disasters are being met by Consolidated Fund.

From November 2011, QGIF provides unlimited cover to all eligible agencies other than TMR for a natural disaster. This unlimited cover is reinsured in excess of $20 million for a single asset loss and $50 million for an event loss, to a maximum of $1.4 billion.

9.3.8.3.	Issues

The State previously met part of the cost of natural disasters from agency budgets and Consolidated Fund, with the balance met by the Australian Government in accordance with NDRRA arrangements. Under the new arrangements, the cost is met by QGIF (Consolidated Fund), reinsurers and the Australian Government under NDRRA eligible arrangements. Points to note are as follows:

•	QGIF is subject to third party reinsurance premium determination that reflects worldwide loss experience. Future reinsurance premium may therefore vary substantially.

•	The payment of the reinsurance premiums whether it is called upon or not represents a cost to the State.

•	Claim settlement conditions imposed by reinsurers may not result in the natural disaster reinsurance claims being met in full (or at all)

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•	The State is exposed to the solvency of reinsurers

•	Any disaster claims by agencies under insurance arrangements are still in effect met from Consolidated Fund (as QGIF is supported by Consolidated Fund).

The Australian Government’s NDRRA requirement for cost effective insurance arrangements costs Queensland more as it now purchases reinsurance, and it is exposed to the risks of the reinsurance market through premium determination, claims management and solvency.

9.3.9.	Corporate Solutions Program (CSP)

The CSP is focussed on actions essential to ensuring service continuity across government HR, payroll and finance IT systems. A number of systems are outside standard vendor support and are being operated under negotiated extended vendor support arrangements.

Available CSP funding at the end of December 2011 was $30.2 million, of which $13.5 million is to be allocated to replace the Department of Community Safety (DCS) HR/Payroll system, an Aurion payroll upgrade and SAP upgrades. A further general contingency is contained in the forward estimates.

The funding requirement for the CSP is currently being reviewed. The extent of funding required will depend on the nature of the upgrade required (technical or custom upgrades), as well as the age of the current systems. This may require a multi-step upgrade to current supported software versions. The timing and quantum of the required upgrades is uncertain, but Treasury advises that the cost is likely to exceed the provision currently held in the general contingency.

The Government has also announced that it will be undertaking an audit of the State’s IT systems, in part to determine those outdated and duplicated systems.

9.3.10.	Queensland Health IT systems upgrade

Despite the work required to stabilise the QH payroll system, there is a further requirement to upgrade the current software used in QH. The current versions of SAP will move out of standard support in June 2015 and, because of the customised nature of the environment, upgrades could take between one and two years to complete. Any upgrades to SAP will also impact on the continued use of the WorkBrain rostering system which is currently supported out of Canada.

The cost of upgrading and customising software for QH is expected to be significant, but cannot be accurately determined until a full assessment is undertaken of the extent of customisation and the future platform for QH.

9.3.10.1.	National Disability Insurance Scheme

A report by the Productivity Commission (PC) on Disability Care and Support was released in August 2011. It recommended the development of both a National Disability Insurance Scheme (NDIS) and a National Injury Insurance Scheme (NIIS).

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9.	Risks and Contingent Liabilities

The report identified the Australian Government as the most appropriate funder of the NDIS.

The Australian Government has indicated that it expects States to make a substantial contribution to the costs of an NDIS.

The Australian Government announced its intention to launch the NDIS, in four launch sites, from mid-2013, with full implementation by the 2018-19 financial year. It committed $1 billion of funding for the NDIS in the May 2012 Commonwealth budget to initiate the scheme. This funding will primarily fund the start-up costs and cover part of the cost of support packages for 20,000 individuals at the four sites.

The Australian Government has indicated that states which participate in the launch will be expected to meet a significant proportion of the cost of individual support packages for each site’s 5,000 clients. While Queensland is yet to confirm the Australian Government assumptions, initial modelling indicates that the additional cost to states would be higher than what has been estimated by the Australian Government.

9.3.11.	National Injury Insurance Scheme

The PC has recommended the establishment of a NIIS which will insure against catastrophic injury from motor vehicle, criminal, medical and general accidents. For Queensland, the PC suggested significantly expanding the role and functions of an existing structure, such as the Motor Accidents Insurance Commission.

The Federal Minister for Financial Services and Superannuation and Minister for Employment and Workplace Relations announced the formation of the National Injury Insurance Scheme Advisory Group to consider the PCs recommendations and provide advice on implementation issues.

The scheme is proposed to be funded by compulsory insurance premium in each state and territory. The NIIS is expected to assist in the reduction in legal costs (a significant portion of personal injury claims), medical liability insurance and travel related insurance or liability costs of the carriers.

Until the nature of the scheme is decided, the financial implications for the State cannot be determined. Independent actuarial advice to Treasury indicates that implementation of a NIIS is likely to result in a material increase in compulsory third party premiums.

9.3.12.	Legal claims

9.3.12.1.	Legal action

From time to time, the State may be subject to legal action from third parties. The QGIF insurance policy insures eligible agencies for legal costs as well as a reimbursement for the third party liability claims.

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Risks and Contingent Liabilities	9.

9.3.12.2.	Queensland floods

There is the possibility of a class action against Seqwater and/or SunWater and/or the State following the South East Queensland Floods of 2011. Pending the outcome of any such action, there may be some further consequences for the State.

9.3.12.3.	Collingwood Park

The Collingwood Park estate was built on an abandoned mining site. The State provided assurances to Ipswich City Council in 1979 that the mining had been completed in accordance with lease conditions so the Ipswich City Council gave approval for housing including Housing Commission properties to be built on the site. There have been two incidences of subsidence on the site since that time.

After the last subsidence event at Collingwood Park in 2008, the Government allocated over $15 million to buy out or repair damaged houses, and to undertake technical research on how to resolve the situation. The “Collingwood Park Guarantee” was legislated to offer the same financial assistance if any further subsidence occurs, which according to independent scientific reports is likely, although timing is uncertain.

Current Government policy is not to take any action other than relying on the existing Collingwood Park guarantee and meeting limited cases of demonstrated hardship. Other options for resolving the subsidence issue include extending the guarantee to purchase other properties in the risk area and removal of existing infrastructure services at an additional cost or the backfilling of the mines with an appropriate material.

At this stage, a contingent liability exists, as no funding has been included in the forward estimates pending any further government decision as to an appropriate resolution.

9.3.12.4.	Collingwood Park – personal compensation cases

In addition to the funds which may be required for purchasing Collingwood Park properties, legal proceedings have commenced with 23 Supreme Court actions alleging that the State owes the plaintiffs a duty of care in relation to the grant, supervision and management of the underlying mine workings. Some claims relate to allegations of psychiatric injury having been suffered by residents as a result of diminution in value of property due to the ground subsidence.

If there is a finding against the State, additional costs will be incurred.

9.3.12.5.	Abandoned mine sites

Under certain circumstances, the State meets the costs of making safe and making good abandoned mine sites. A contingent liability is carried on the State’s balance sheet for these costs. There are an estimated 15,000 abandoned mine sites located on private and state-owned land, some of which date back to early mining days. Where there is no person identifiable as being responsible for rehabilitation, these are considered to be abandoned mine sites.

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9.	Risks and Contingent Liabilities

The Abandoned Mine Lands Program (AMLP) aims to safeguard human safety and has chiefly been concerned with abandoned mine sites on State-owned land. Funding for the AMLP has been designed to support operations of the AMLP on an ongoing basis and to implement specific risk mitigation strategies at major abandoned mine sites.

Total provision for AMLP is $16 million for 2012-13, and $18 million per annum ongoing from 2013-14. The additional funding provisions from 2013-14 are to enable the commencement of additional remediation works and the development of longer-term strategic approach to the management of abandoned mine sites in Queensland.

Treasury advises that it has not been able to make a definitive assessment of the projected total rehabilitation costs for Queensland’s abandoned mine sites, due to the absence of reliable information. Unconfirmed estimates of the total cost of rehabilitation of abandoned mine sites have been placed in excess of $1 billion but, in practical terms, the exposure of the State is likely to be substantially lower. While current provisions have been used to manage the problem progressively over time, should there be a risk to human safety from an abandoned mine site, additional funding may be required.

9.3.12.6.	Optus committed expenditure agreement

The State has entered into three consecutive committed expenditure agreements with Optus since 2000, with a view to fostering increased competition in the telecommunications market in Queensland. In the third agreement, Smartnet2, reached in 2009, the State agreed to spend $300 million on Optus products and services over five years, with a 10% discount payable in three instalments for entering into a long term agreement.

There is now greater competition for Queensland Government telecommunications business, with improved pricing. As a result, the expenditure targets under the Optus agreement have not been met. This may involve a penalty payment as expenditure is more than 10% below the expenditure target, unless a satisfactory resolution can be negotiated.

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10.	RISKS OF GOVERNMENT COMMERCIAL BUSINESSES

KEY ISSUES

•	There are a number of government commercial businesses carrying significant commercial risks which represent a potential threat to the State’s balance sheet.

•	Queensland currently has 12 Government owned Corporations (GOCs) which have projected debt of $19.8 billion as at 30 June 2012, representing an estimated 32% of total State debt.

•

On current estimates, GOCs may need capital commitments of up to $5 billion from the General Government sector to fund capital investment programs. These capital needs will compete with other priorities for the use of scarce capital in core service delivery areas such as health, education and other social services.

•

In addition, GOCs have identified some $23 billion in projected capital investment programs over the forward estimates period. While not all of these projects will proceed, there is likely to be a need for capital commitments from the General Government sector to assist with funding of approved projects.

•

GOCs such as Ergon Energy and Queensland Rail add direct funding pressure to the General Government sector budget position, as they are funded in part by Community Service Obligations (CSOs). There has been volatility in the CSO payments to Ergon Energy in respect of the uniform tariff policy, while actual and projected CSO payments to QR are expected to increase from $1.1 billion in 2006-07, to a projected $1.9 billion in 2015-16, an increase of over 75%.

•

Apart from the CSO payments to operate the passenger rail system, the Government also provides additional debt and equity funding to maintain QR’s capital structure at investment grade, thereby diverting scarce capital funds from alternative uses.

•

Significant capital costs have been incurred in the construction of the south east Queensland water grid. These assets were funded almost entirely by debt, and the bulk water price path reflects the high costs of servicing that debt. This debt will continue to accumulate, depending on the extent to which these debt servicing costs are passed on to consumers in the form of higher prices.

•	The capacity of commercial business units within the General Government sector to operate on a cost-effective, self-sustaining and solvent basis is a concern.

10.1.	OVERVIEW

Apart from the issues canvassed in Section 9, the Queensland Government is exposed to a further set of risks and contingent liabilities arising from its involvement in a number of commercial businesses. This section examines these additional risks and contingent liabilities.

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10.	Risks of Government Commercial Businesses

The State operates commercial businesses primarily in the electricity, water, transport and financial services sectors. In addition, there are several government businesses established to hold specific assets, or for other special purposes.

The majority of these businesses fall within the Public Non-financial Corporations sector of the State. Typically, these businesses would also be included on the National Tax Equivalents Regime (NTER) Register. The basis for determination of entity type is driven by factors such as suitability for purpose and the regulatory environment.

These businesses are operated as commercialised business units, statutory bodies or companies that are incorporated under the Corporations Act 2001 (Cth). Some companies are Government Owned Corporations (GOCs), established under the Government Owned Corporations Act 1993 (GOC Act), which have objectives to be commercially successful in the conduct of their activities and efficient in the delivery of their community service obligations.

The Commission’s initial review of Government commercial businesses has identified a range of commercial risks and funding pressures that represent a threat to the State’s balance sheet, particularly in relation to the level of future capital investment programs, and associated equity injections which may be required. These are outlined in the remainder of this Section and will be addressed in more detail in the Commission’s later Reports.

GOCs that are funded in part by Community Service Obligations (CSOs) are a particular risk to the State, which for reasons of public policy is obliged to fund these payments. Specific issues relating to these CSO payments to Ergon Energy and Queensland Rail are also addressed in this Section.

Table 10.1 summarises the Commission’s indicative estimates of possible funding pressures arising from the Government’s commercial businesses. This table shows that, on current estimates, GOCs may need capital commitments of up to $5 billion from the General Government sector to fund capital investment programs. These capital needs will compete with other priorities for the use of scarce capital in core service delivery areas such as health, education and other social services.

As with items identified in Section 9, these estimates may change as a result of new or updated information, subsequent events, government decisions or other factors unable to be taken into account in this analysis. Furthermore, there should be no implication that the Commission endorses commitment to expenditure of any of the amounts presented in this Section. The figures are provided solely to illustrate the potential extent of possible cost and funding pressures which may affect the State’s financial position, including its balance sheet.

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Table 10.1 Government commercial businesses: Indicative estimates of funding pressures
	Forward Estimates $ million	Other (a) $ million
Operating Expenditure
• GOCs		50
• Other Commercial Businesses	95
Capital contributions (including debt)
• GOCs		4,050
• Other Commercial Businesses	299	550

(a)	Other includes amounts where the timing is uncertain and is subject to decisions by Government

Source: Commission of Audit

10.2.	GOVERNMENT OWNED CORPORATIONS

Queensland has twelve GOCs established under the GOC Act.

Five GOCs currently operate in the energy sector. These are:

•	CS Energy Limited

•	Stanwell Corporation Limited

•	Powerlink Queensland (Queensland Electricity Transmission Corporation Limited)

•	ENERGEX Limited

•	Ergon Energy Corporation Limited.

Five GOCs currently operate in the transport sector. These are:

•	Far North Queensland Ports Corporation Limited

•	North Queensland Bulk Ports Corporation Limited

•	Port of Townsville Limited

•	Gladstone Ports Corporation Limited

•	Queensland Rail Limited.

The other two GOCs operate in the funds management and natural resources industries. These are:

•	QIC Limited

•	Sunwater Limited.

GOCs comprise a significant proportion of the State’s balance sheet. Based on 2011-12 MYFER figures, the GOC sector will have assets of $44.9 billion as at 30 June 2012, representing some 16.3% of the State’s total asset base of $275.2 billion.

For the same period, the GOC sector will have debt of $19.8 billion, representing 32% of total State debt of $62.4 billion, as shown in Chart 10.1.

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10.	Risks of Government Commercial Businesses

Chart 10.1

GOC share of projected total State debt 2011-12

Source: Treasury

Over the forward estimates period, debt of the GOC sector is forecast to increase to $25.6 billion, as shown in Chart 10.2, and is expected to remain around 30% of total State debt of $92.3 billion.

Chart 10.2

Total GOC debt

Source: Treasury

10.2.1.	The GOC model

The State’s twelve GOCs were created under a corporatisation model to conduct commercial business activities, and provide services in a commercially-orientated environment on behalf of Government. The GOC model was originally intended to enable these entities to operate on a commercial basis at arm’s length from Government.

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The GOC Act specifies the four key principles of corporatisation:

•	Principle 1 – Clarity of objectives

•	Principle 2 – Management autonomy and authority

•	Principle 3 – Strict accountability for performance

•	Principle 4 – Competitive neutrality

Within the GOC model, there is a need to recognise the separate and distinct roles of government as:

•	shareholder

•	policy maker

•	regulator

•	service provider.

These separate roles can give rise to potential conflicts which need to be closely managed. Over time, there has been some blurring of these roles, which has compromised the effectiveness of the GOC model, especially the capacity of GOCs to operate on a fully commercial basis while remaining subject to the policy priorities of government.

These conflicts arise from:

•	the lack of flexibility for GOCs to operate commercially due to restrictive governance and policy requirements of government (including procurement policies and restrictive employment practices)

•	the capacity of government to issue directions under the GOC Act which can affect the management and operation of the businesses

•	limited financing sources (generally QTC)

•	a focus on business output (i.e. product) as opposed to commercial outcomes.

To illustrate, there have been several recent restructures of GOCs, including restructuring of port entities and electricity generators, as well as the separation of QR’s passenger and coal business ahead of the QR National Initial Public Offering (IPO). The terms of these restructures included amendments to enterprise bargaining agreements safeguarding employees from forced redundancies and forced relocations for a period of three years after the restructures. As a result, these GOCs have been unable to rationalise their workforces in response to changed asset portfolios. Instead, GOCs have been required to incorporate excess staff across their respective organisations, to the detriment of efficiency and productivity.

GOCs are also required to adhere to:

•	State procurement policy

•	GOCs corporate entertainment and hospitality guidelines

•	Twenty three other policies and guidelines for GOCs outside of the GOC Act and Corporations Act.

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10.	Risks of Government Commercial Businesses

These state imposed requirements have curtailed the capacity of GOCs to operate commercially, yet they generally compete with private sector entities and remain exposed to the full range of commercial risks and challenges. The implication for government is that there are additional risks to the State’s balance sheet due to:

•	operational inefficiencies that adversely affect cost and pricing structures, service delivery outcomes and profitability

•	resultant lower tax and dividend payments to the State

•	the need for government to fund capital expenditure for GOCs through debt or equity injections where this cannot be financed from internally generated funds.

The challenges for government with the GOC model are:

•	whether GOCs generate an adequate return for the funds invested, having regard to the commercial risks involved

•

whether government can continue to fund the substantial ongoing capital requirements of GOCs in circumstances where the availability of capital is severely constrained and there are other competing priorities for the use of this capital in core service delivery functions such as health, education and other social services.

10.2.2.	Financial performance of GOCs

The historic returns on equity of GOCs since 2006-07 are shown in Table 10.2. There have been significant influences on these returns arising from asset sales, the prospective introduction of the carbon tax, and business restructures.

Consistent results are shown for Energex, Ergon and Powerlink, which operate in a regulated environment. QIC produces strong returns from a small equity base, while CS Energy has recorded poor returns relative to Stanwell, although all generators were impacted by asset impairments in 2010-11 ahead of the introduction of the carbon tax. Issues relating to CS Energy are addressed in more detail below.

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Risks of Government Commercial Businesses	10.

Table 10.2 GOC Return on equity (%)
	2006-07		2007-08	2008-09		2009-10	2010-11
CS Energy	5.8		9.7	11.3		-5	-100.5	(a)
Energex	62.3	(b)	5.3	5.6		7.6	8.5
Ergon	47.7	(b)	6.7	5.1		6.4	10.8
Powerlink	7.3		6.1	6.7		6.6	7.4
Stanwell	22.9		25.4	23.1		18.3	-1.9	(a)
SunWater	4.3		4.3	17.2		7.6	7
Gladstone Ports	3.7		4.9	6.6		5.6	6.7
FNQPC	5.8		4.8	41.0	(b)	2.5	-0.5
Port of Townsville	3.7		5.2	1.6		12.9	-7.6
NQBP	n/a		n/a	n/a		3.4	39.7	(b)
Queensland Rail	n/a		n/a	n/a		n/a	6
QIC	31.1		20.5	8.8		55.8	36.4
Tarong Energy	-9.6		27.4	10.4		8.2	-45.7	(a)
Mackay Ports	2.1		9.7	61.3	(b)	n/a	n/a
Ports Corporation Qld	4.2		4.9	4.2		n/a	n/a
QR Limited	6.2		5.8	7.6		0.8	n/a

(a)	Influences of the carbon tax (asset impairments) on ROE
(b)	Assets of the business were sold in this financial year impacting returns n/a: Before or after company was a GOC

Source: Treasury

Table 10.3 provides a summary of the financial performance outlook for GOCs over the forward estimates period to 2015-16, in relation to return on equity and key debt metrics. The debt ratios of the electricity GOCs are higher than for most other GOCs, reflecting a projected increase in debt to $21.4 billion by 2015-16. Despite the recent restructuring of the generating businesses, the projected financial performance of CS Energy remains a matter of serious concern.

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10.	Risks of Government Commercial Businesses

Table 10.3 GOC financial performance outlook: 2012-13 to 2015-16
	ROE average	Debt/debt plus equity average	EBITDA interest cover average
	%	%	%
CS Energy	-6.1	80.8	1.6
Energex	9.1	62.2	2.7
Ergon Energy Corporation	10.8	58.2	3.5
Powerlink	5.4	63.0	2.5
Stanwell	10.0	40.0	4.8
SunWater	8.5	25.8	6.4
Gladstone Ports	7.1	43.0	5.1
Port of Townsville	3.3	12.5	9.2
FNQPC	1.0	0.0	n/a
NQBP	4.9	36.6	6.2
Queensland Rail	4.0	42.8	3.3
QIC	29.1	0.0	n/a

Source: Treasury

10.2.3.	Capital structure

The approach to capital structure has been to maintain individual investment grade ratings for GOCs, usually BBB- and above for unregulated GOCs and BBB+ for regulated GOCs. Where necessary, the Government has provided debt and/or equity financing for new capital projects if they cannot be financed out of existing cash flows. Where capital is surplus to requirements, equity withdrawals have been made from GOCs.

While capital structures are based on individual investment grade ratings, the GOCs collectively represent a portfolio of subsidiaries owned by the Government as their shareholder. In a commercial environment, such a portfolio would generally be managed by a holding company, which would allocate the minimum capital required by an entity to meet solvency, liquidity or other statutory requirements. This would often be supported by cross guarantees to ration capital more effectively.

It is noted that the Government, acting through the Treasurer of Queensland, has in the past provided guarantees of GOCs debt repayment obligations or guaranteed the solvency of the business as appropriate. These guarantees are taken into account in determining the credit rating of the State.

This difference in approach to capital structure highlights the difficulties for government in the allocation of scarce capital between competing priorities. At any point in time, a number of capital projects will be under review by commercialised businesses, but these tend to be evaluated on a case-by-case basis, rather than in a way which enables the prioritisation of projects on the basis of funding availability, service delivery and value for money.

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In a capital constrained environment, the allocation of scarce capital to support investment by GOCs will continue to place a significant strain on the State’s balance sheet. Specific issues in relation to the equity requirements of GOCs are outlined below.

10.2.4.	Future equity requirements

There are significant prospective equity requirements for GOCs. The latest GOC capital structure reviews undertaken by QTC in 2011 revealed an equity shortfall for CS Energy of $450 million and Stanwell of $200 million. These shortfalls relate, in part, to the expected impact of the carbon tax on these generators. During 2011-12, CS Energy received an equity contribution of $300 million and Stanwell retained net asset sale proceeds ($216 million) to support its balance sheet rather than remitting these proceeds to the State as a dividend.

The remaining shortfall of $150 million in CS Energy’s target equity is yet to be committed, pending resolution of more fundamental problems with its capital structure and operating position. In recent times, CS Energy has experienced problems with the reliability of plant. It is in the process of fully integrating new generation capacity acquired as a result of the Government’s restructure of generation assets in 2011. In addition, it is experiencing difficulties in rationalising its operations and reducing costs due to the workforce restrictions imposed by the previous Government.

The Commission is advised that Treasury is working with CS Energy to address these issues, but notes that further financial support may be required from the Government to support its balance sheet.

There are also significant prospective equity injections of $1.8 billion required by Queensland Rail to meet its capital program over the next four years, which have been factored into the forward estimates. In addition, there are possible further equity requirements of up to $3.9 billion not yet factored into the forward estimates, which are addressed later in this section.

GOCs have identified in their corporate plans some $23 billion in projected capital investment programs over the forward estimates period. While not all of these projects will proceed, there is likely to be a need for capital contributions from the General Government sector to assist with funding of approved projects. Funding pressures related to these capital programs could be alleviated by external financing of projects by the private sector.

10.2.5.	Other investments

Treasury’s Office of Government Owned Corporations (OGOC) has set investment guidelines for GOCs which outline six principles under which investments should be made. These include risk, commercial viability, monitoring, shareholder approval, relevance to core activities and location in Queensland.

However, as a result of structural legacies or by acquisition, there are some GOC investments which could be considered to be outside the core business of GOCs including:

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•	Powerlink’s investment in Electranet, the South Australian transmission network provider

•	Stanwell’s investment in the Meandu Coal Mine (securing coal supply)

•	investments by Far North Queensland Ports Corporation in property development around the Cairns Marina.

Such investments may be justified on commercial grounds, but highlight the risks to the State’s balance sheet from the involvement of public funds in such activities.

10.3.	ERGON ENERGY CORPORATION LIMITED (ERGON)

Ergon is a distribution network service provider and supplies electricity to approximately 97% of the geographical area of the State, including the most remote areas. The cost of providing electricity in the Ergon supply area is higher than in Southeast Queensland due to higher network costs, energy losses and small-scale remote generation. However, the majority of Queensland electricity consumers pay a uniform tariff, which ensures that the cost of electricity is the same regardless of their location.

The State therefore provides a Community Service Obligation (CSO) payment to Ergon to offset the higher costs of supply. The CSO arrangements with Ergon are formalised by deed and fund the shortfall between revenue generated and the costs of supply, taking into account the uniform tariff policy.

The value of the CSO is affected by regulatory determinations (for distribution and transmission prices), demand and Ergon’s energy trading performance. As shown in Chart 10.3, there has been considerable volatility in the value of the CSO, resulting in differential impacts on the State budget position.

Chart 10.3

Ergon- Projected CSO payments

Source: Treasury

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Depending on demand and pricing factors, the CSO can vary significantly by amounts of $50-100 million per annum. The CSO is currently being reviewed as part of the Government’s broader review of the electricity sector. This broader review will consider opportunities to improve the efficient delivery of capital expenditure.

The Commission notes that this CSO represents a significant funding risk to the State which highlights the need for appropriate incentives for Ergon to contain costs and manage its business appropriately in order to limit the State’s financial exposure.

10.4.	QUEENSLAND RAIL LIMITED

10.4.1.	Structure and funding arrangements

Queensland Rail Limited (QR) is a GOC that delivers Citytrain passenger rail services in south east Queensland and intercity and regional passenger transport services through Traveltrain, heritage rail services and specialist tourist rail services. It also operates some regional freight lines. QR must also comply with the Corporations Act 2001(Cth), and the NTER.

In accordance with the GOC capital structure policy, QR’s capital structure is determined having regard to the achievement of a notional standalone credit rating of BBB- or better.

In 2010, the Government sold the coal network business, leaving the passenger transport business in a newly formed GOC, QR. The company has substantial legacy issues remaining following this separation, including dependence on service level agreements, the separation of IT systems and restrictive workforce arrangements. There is also $3 billion of debt allocated to QR, following its separation from QR National, with limited capacity to service that debt on a stand-alone basis.

QR is funded primarily through three Transport Service Contracts (TSCs) in the General Government sector which in 2010-11 totalled $1.4 billion. These TSCs represents a government contribution of 78% of total QR revenue, with the balance of its income being rental income and network access revenue. The TSCs include:

•	Rail Infrastructure

•	Citytrain (paid by Translink)

•	Traveltrain.

Separately, Government fare concession revenue is paid on a predetermined formula as agreed with the local authority.

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10.	Risks of Government Commercial Businesses

TSCs are structured on a cost recovery basis for delivery of a service, which is either based on a rate of return on the capital spend and/or the actual operational expenditure. As shown in Chart 10.4, there are significant increases in the actual and projected CSO payments to QR, from $1.1 billion in 2006-07, to a projected $1.9 billion in 2015-16, an increase of over 75%.

Chart 10.4

QR – Actual and projected CSO payments

Source: Treasury

As with Ergon, this CSO represents a significant funding risk to the State. In the absence of competitive market pressures, it is important to ensure that there are appropriate incentives for QR to contain costs and manage its business appropriately in order to limit the State’s financial commitment.

There is a complex set of cash flows which support the capital structure and operations of QR, as illustrated in Chart 10.5 below. In particular, there is a circularity of cash flow, with dividend and tax equivalent payments by QR back to the General Government sector being made possible largely by the General Government sector subsidising its operations through debt, equity injections and grants through the TSC. In this process, there is a leakage of funds due to the costs of administering this structure.

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Chart 10.5

QR cash flows

Source: Commission of Audit

QR has a high dependence on the General Government sector for operating revenue, a capital structure that is not self-supporting, and a limited capacity to operate on a commercial basis. In these circumstances, there is a case to review the best structure to deliver passenger rail services, including the continuation of a GOC structure, use of a statutory body, or other corporate structure. As part of any such review, the role of Translink and its relationship with QR also warrants attention.

10.4.2.	Capital program

QR has a capital program currently underway to expand the network, improve stations and increase or replace rolling stock. However, there are a number of other outstanding issues which pose significant funding risks for the State.

10.4.2.1.	Disability standards compliance

The Disability Standards for Accessible Public Transport, which are detailed standards attaching to the Disability Discrimination Act 2002 (Cth), require that the providers of public transport have fully complaint transport systems for use by disabled passengers by 2022. There are also key interim milestones for progress towards full compliance.

QR has disabled spaces on trains and is compliant with the standards at newly constructed stations. However, some of the older stations (40%) have stairs or steep ramps, which deny independent access for the disabled. There are currently claims being considered by the Anti-Discrimination Commission that QR has ignored the needs of people with disabilities.

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10.	Risks of Government Commercial Businesses

To date, an amount of $82.8 million has been committed for 2007 Disability Standards Compliance at stations together with over $100 million for station upgrades which include upgrades for disability access. A further $48 million is committed for rolling stock upgrades, which also include disability access. QR has advised that it plans to be compliant with the disability standards by 2022, but it has estimated that additional investment of approximately $2 billion will be required over the next 10 years to achieve full compliance. Best practice application could result in a lower cost.

10.4.2.2.	Automatic train protection

TMR has undertaken a rail safety systems assessment of the south east Queensland rail network following the introduction of the Transport (Rail Safety) Act 2010, to assess the cost/benefit of implementing safety improvement-related engineering systems (such as an automatic train protection system) and administrative processes to manage and mitigate specifically identified risks in compliance with prevailing legislation.

The conclusion of this review was that, based on the costs to implement such a system, European Train Control System Level 2 was the preferred rail safety system for the south east Queensland rail network. An amount of $25 million has been allocated for QR to undertake a detailed study of feasibility, planning and implementation issues. Current estimates from QR indicate that the cost of such a system is expected to exceed $1.6 billion.

10.4.2.3.	Moreton Bay Rail Link project

During the 2010 Federal election, funding was announced for the Moreton Bay Rail Link Project. The cost of $1.1 billion was to be funded by the Federal Government ($742 million), Moreton Bay Regional Council (Council) ($120 million) with the balance funded by the Queensland Government through a contribution of land ($120 million) and cash ($300 million). The business case was approved in December 2011, with an indicative cost of $1.2 billion, with the increase being attributed to additional risk and contingency escalations.

The Australian Government and Council contributions are capped at $742 million and $120 million respectively, meaning that the State will have to bear the risk of any cost overruns. Furthermore, no provision has been made for:

•	connection of the rail spur to the existing network line, requiring grade separation, which would cost an additional $300 million, or

•	the estimated annual operating cost of $50 million per annum (beyond the forward estimates period).

While the Australian Government has approved funding for this infrastructure project, its contribution will be subject to assessment by the Commonwealth Grants Commission and will result in a reduction of Queensland’s share of GST funding. As such, in overall terms, there is a risk that a major portion of the Australian Government’s share will in fact be met by the State.

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10.5.	TRANSLINK TRANSIT AUTHORITY (TRANSLINK)

Translink (previously part of Queensland Transport) is a tax exempt statutory body that was formed in 2008 to improve and expand public transport services across South East Queensland. In this role, it co-ordinates and delivers bus, train and ferry services in SEQ. Translink receives grant funding from TMR to cover the shortfall between the ticket revenue earned, the cost of services it purchases from QR, Brisbane City Council and other providers, and its overhead costs.

As shown in Chart 10.6, grant revenue has increased from $790 million when Translink was first established in 2008-09 to $1.0 billion in 2010-11, an increase of almost 29%. It is projected to increase to $1.3 billion by 2015-16, a total increase of almost 65% since inception.

Chart 10.6

Translink grant revenue

Source: Treasury

The Translink grants in 2010-11 were used to fund:

•	QR Citytrain TSC (54%)

•	the SEQ bus and ferry services subsidy (36%)

•	other networks (4%)

•	Translink’s operating costs (6%), including the administration of the GoCard ticketing system.

Translink’s longer term objective is increase the proportion of ticket revenue from 24% to 30% of total revenue by 2015. However, with the proposed reduction of expected fare increases, this will be more difficult to achieve.

Chart 10.7 shows patronage levels for the main modes of public transport which form part of Translink’s jurisdiction. Whilst bus patronage has increased between 2007 and 2011, train patronage has remained constant over the period, despite substantial investment in rail infrastructure and an increase in population in south east Queensland.

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10.	Risks of Government Commercial Businesses

Chart 10.7

Train, bus and ferry patronage

Source Translink Financial Statements 2007-08 to 2010-2011, Translink Train Patronage correction December 2011

Chart 10.8 shows the cost per trip for rail and bus/ferry, paid to the providers (primarily QR and Brisbane Transport). Rail transport costs significantly more than bus transport per average trip, highlighting the need to consider enhanced mode contestability. The payments contracted by Translink with the operators are to provide the service, but do not appear to have the appropriate incentives to increase patronage and thereby reduce the overall cost per trip.

Chart 10.8

Passenger cost per trip

Source: Derived data Translink Financial Statements 2008-09, 2009-10, 2010-11

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As highlighted earlier in this Section, the Commission considers there is a need to review the roles of both Translink and QR in determining an appropriate structure and funding arrangements for the efficient delivery of public transport services by the State.

10.6.	SOUTH EAST QUEENSLAND BULK WATER INDUSTRY

10.6.1.	Structural reforms

The State owns the commercialised water businesses of south east Queensland (SEQ), which were established under the South East Queensland Water (Restructuring) Act 2007. Following a prolonged period of drought, the sector underwent a series of significant changes, as follows:

•	institutional and regulatory reform

•	accelerated capital investment in water infrastructure

•	emergency demand-side measures (including severe water restrictions to manage consumption).

As part of the reforms, the number of water and wastewater providers was reduced from over 20 to six, and four bulk water entities were established by legislation. These were:

•	Water Grid Manager (WGM) – sole purchaser and supplier of bulk water

•	Seqwater – which owns and operates dams and water treatment plants

•	LinkWater – which owns and operates potable bulk water pipelines

•	WaterSecure – which formerly owned and operated the Gold Coast desalination plant and the Western Corridor Recycled Water (WCRW) Scheme.

Further reforms included the consolidation of the water and wastewater businesses of local councils into council-owned distributor-retailer authorities (DRs). Subsequent reforms have involved the merger of WaterSecure with Seqwater on 1 July 2011, and the proposed demerger of Allconnex Water and reversion to council ownership and operation on 1 July 2012.

The current institutional structure of the SEQ water sector is shown in Chart 10.9.

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10.	Risks of Government Commercial Businesses

Chart 10.9

Current institutional framework

Source: Treasury

10.6.2.	Capital investment and asset utilisation

Significant capital investment in the development of the SEQ water grid has been undertaken since 2006 in response to the prolonged drought conditions at the time. These investments comprised about 20 infrastructure projects, including the Gold Coast desalination plant, the Western Corridor Recycled Water (WCRW) scheme, the Wyaralong Dam, the Traveston Dam, new and upgraded water pipelines and additional groundwater supplies.

Total investment to date has amounted to approximately $6 billion. It has not been possible to obtain initial cost estimates or business cases for individual projects. This suggests that normal procedures for ensuring value for money, including project cost control and affordability, may not have been rigorously applied. The significant capital cost incurred in constructing this infrastructure is passed through to consumers via the increase in bulk water prices.

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All the assets approved for construction under emergency drought legislation have now been completed, apart from the Northern Pipeline Interconnector Stage 2 (to be commissioned by 30 June 2012) and the Wyaralong water treatment plant, which is estimated to be required no earlier than 2020.

The State has written down the value of land compulsorily acquired for the Traveston Dam from $435 million to $210 million and a process had been established to recover residual value through periodic auction of properties. These sales were halted in the week of 19 April 2012 by the Minister for State Development. Additional costs relating to planning, design and Environmental Impact Study (EIS) were met by Queensland Water Infrastructure in 2009-10.

Because of a significant reduction in water demand, certain of the water infrastructure is under-utilised. The Wyaralong Dam (cost of $348 million) is not connected to the water grid and the Gold Coast desalination plant, is in a standby mode, with the ability to come on line at short notice. The Gibson Island advanced water treatment plant (AWTP) and one of the Bundamba AWTPs from the WCRW Scheme are being decommissioned.

Despite underutilisation of the assets, Seqwater is paid a cost of debt return for the desalination plant and recycled water facilities, which ordinarily would be considered to be impaired or obsolete and written down in value. The operators of these facilities are paid to maintain the assets, although they are in standby mode. Further, Stanwell has an onerous contract for the supply of recycled water which currently has a negative value of $24.3 million.

10.6.3.	Bulk water price path

The Queensland Water Commission (QWC) recommended an initial 10-year bulk water price path in 2008 to transition customers to ‘full cost pricing’ to reflect the capital costs of investment in the new SEQ water infrastructure. This price path entailed an average increase of 22% per year in the bulk water price to be paid by local councils or DRs over a 10 year timeframe to achieve full cost recovery. There have been subsequent adjustments, resulting in a lowering of the price path in 2010.

Continued water restrictions, mandatory water conservation measures, and altered consumer behaviour have kept consumption at under half of pre-drought levels. Average daily residential water usage across SEQ over the year to June 2011 was 163 litres per person per day (lpppd) (compared to nearly 300 lpppd pre-drought). The 2010 bulk water price path was based on residential water consumption increasing from 180 lpppd to 200 lpppd over the period from 2011-12 to 2017-18, which is higher than current demand levels.

10.6.4.	Debt

Seqwater and Linkwater have significant debt balances which accumulated from the construction period of the SEQ water assets and the purchase of assets from councils. As at 30 June 2011, this debt amounted to some $6.4 billion. This debt is to be repaid over the life of the assets.

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The WGM purchases bulk water services from Seqwater and Linkwater at ‘full cost’ and sells water to the DRs at the prices set under the bulk water price path. The full cost or grid service charge is based on the regulatory building block approach where newly constructed ‘drought’ assets earn a cost-of-debt return, while non-drought assets acquired from councils earn a commercial WACC return, regardless of volume delivered. Any under recovery between the grid service charge and the amount paid by the DRs based on actual usage (demand) is met through additional debt raised by the WGM, with any over recovery used to repay debt.

The WGM bears the demand risk and, where this is below the projected demand on which the price path was based, the WGM borrows from QTC to meet the shortfall. Increasing the price of wholesale water to DRs to mitigate the increasing debt puts additional pressure on SEQ water consumers.

WGM debt was forecast to peak at $3.5 billion in 2016-17 under the initial price path. This was reduced to $2.9 billion in 2016-17 following the December 2010 bulk water price review, reflecting the removal of Traveston Dam and Wyaralong Water Treatment Plant from the price path and lower demand forecasts. The 2012 forecast indicates that debt will peak at $3.1 billion by 2016-17 based on lower demand. These latest revisions to debt peak estimates were made after the 2011-12 MYFER. The impacts on debt levels are shown in Chart 10.10.

Chart 10.10

Projected WGM debt: various demand/price paths

Source: Treasury

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10.6.5.	Outlook

The Government has committed to a four point plan for the reform of SEQ water sector, which includes an objective of saving households an average $80, as well as writing off non-performing assets and extending the period of time over which water grid debt is repaid. The Government has also committed to the merger of bulk water entities in the SEQ region and the abolition of the QWC.

The accumulating debt of SEQ water entities is a significant financial risk to the State that also needs to be addressed. Assets constructed as part of the SEQ water grid were funded almost entirely by debt, and the bulk water price path reflects the high costs of servicing that debt. There are risks that the level of debt will continue to increase, depending on adjustments to water prices, for example to reflect lower levels or demand, or if the length of the repayment period is extended significantly beyond the current 20 year timeframe.

In this regard, writing off non-performing assets to reduce bulk water prices would mean that the related debt would need to be serviced by the General Government sector. This raises issues as to the extent to which taxpayers, rather than SEQ water consumers, should be required to service the interest on this debt. In turn, this has implications for the broader debt management strategy for the State.

Against this backdrop, the Commission considers that a more comprehensive review of bulk water costs and prices and the treatment of debt needs to be undertaken over the next twelve months. This review would also need to take into account the extent to which the proposed merged bulk water entity will require any debt relief to ensure it is established as an ongoing, financially sustainable entity.

10.7.	WORKCOVER

WorkCover Queensland (WCQ) is a self-funded government owned statutory body that operates as an independent, commercial enterprise. It operates under the Workers’ Compensation and Rehabilitation Act 2003. Section 453 of its enabling legislation requires WCQ to maintain capital adequacy i.e. total assets must at least be equal to total liabilities and it must be able to meet its liabilities from its funds and accounts.

WCQ’s capital adequacy has been under pressure due to increased claims and volatile investment performance. In part, this has been remedied by increasing average premium rates from $1.15/$100 wages (2009-10) to $1.45/$100 wages by 2012-13. However, WCQ continues to operate at less than the breakeven average premium of $1.49. By comparison to other states, Queensland had one of the lower contribution rates per $100 of all states, as shown in Chart 10.11.

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Chart 10.11

Workcover premium comparison

Source: Workcover Annual Report 2010-11

WCQ’s results are heavily influenced by the whole year investment performance and the final actuarial valuation of outstanding claims liabilities.

WCQ’s future profitability may be adversely impacted by the 2010 case of Cameron v Foster, which WCQ lost on appeal. This case permitted claims for future paid services that were previously provided by family members, and may increase the overall cost of claims in the future, unless changes are made to legislation to exclude these costs. WCQ advise that, to date, the Cameron v Foster case has not impacted as initially expected.

From a technical perspective, WCQ meets the capital adequacy requirements of the Workers Compensation Act if a deferred tax asset estimated at $500 million at 30 June 2012 is taken into account as part of its assets. The recoverability of the deferred tax balance is predicated on WCQ continuing to make operating profits.

If the deferred tax balance is excluded from its assets, WCQ’s solvency at 30 June 2012 is projected to be 98%, against a target of 120%. This shortfall in assets would amount to $550 million.

The State may be required to commit additional funding and/or request WCQ to increase contribution rates to restore its target level of solvency, especially if the operating position and investment returns deteriorate, and consequently the recoverability of the deferred tax asset is in doubt.

10.8.	QUEENSLAND TREASURY HOLDINGS PTY LTD

Queensland Treasury Holdings (QTH) is a special purpose holding company established to hold residual assets remaining as a result of previous asset sale processes. It currently holds assets in the form of residual State interests in:

•	QR National Limited (approximately 34% of the shares)

•	Dalrymple Bay Perpetual Lease and port land lease

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•	Port of Brisbane land

•	Cairns and Mackay airports land

•	Queensland Lottery Licence and Golden Casket brands and trademarks

•	Central Queensland Coal Network.

Continued ownership of these assets by QTH exposes the State to uncertain financial risks, depending on decisions taken as to the management of these assets. This includes QTH’s ownership of QR National shares on behalf of the State.

As part of the QR National IPO, the State remained as a cornerstone investor, currently holding approximately 34% of the shares. Under an escrow agreement, the State has undertaken not to sell any shares except in circumstances noted in the prospectus until the publication of the 2012 QR National results. These results are expected in August 2012.

The General Government sector took full account of the sale of the QR National shares at the date of sale to QTH. The debt raised by QTH to pay for the shares has a current value of approximately $2.2 billion and will be repaid on sale of the shares. The State has guaranteed the QTH debt. Should the value of the shares fall below the value of the debt, the State will be liable to meet the shortfall.

The nature and timing of any disposal of these assets will affect the value to be realised by the State, and hence the impact on the State’s balance sheet.

10.9.	OTHER GOVERNMENT COMMERCIAL BUSINESSES

There are a range of other commercial businesses or business units which provide services within the Queensland Government.

For example, QBuild, QFleet, Goprint, Sales and Distribution Services, and Project Services are commercial business units within the Department of Housing and Public Works. They have been in existence for many years, and were originally established on the basis that they would be self-funding.

For centralised services, in most cases, departments are required to use the nominated centralised service delivery provider. Goprint and Sales and Distribution Services (SDS) are notable exceptions. Departments can opt to use the services of these two entities, but they are not bound to do so.

Over the last few years, the demand for services from both Goprint and SDS has declined. As a result, both entities require Government contributions to restore and maintain a positive equity position. Goprint requires an ongoing contribution of $3.6 million per annum from 2012-13 and SDS requires a contribution of $2 million in 2012-13.

QBuild also requires an ongoing Government contribution of $3 million from 2012-13 to fund a policy directive of the previous Government to employ and train building trades apprentices over and above typical industry numbers.

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The shared services initiative was adopted as a model for delivery for some corporate services functions in 2003. The initiative was designed to deliver cost effective operational corporate services to multiple client agencies through standardising business processes, consolidating technology and pooling resources and expertise.

There have been a number of changes to the structural arrangements for the provision of shared services, with Queensland Shared Services (QSS) being established on 1 July 2011 by combining the former Shared Services Agency (SSA) and CorpTech. QSS is currently developing a new funding model to charge clients on the basis of an annual capacity charge as from 1 January 2013, rather than a transactional basis, as at present.

CITEC is another commercialised business unit which now forms part of the new Department of Science, Information Technology, Innovation and the Arts. Its core business is to deliver centralised information technology services to public service clients on a user pays basis. CITEC is expected to record an operating deficit of around $26.4 million in 2011-12, with further deficits expected in the following years. These financial difficulties relate to changes in its business model, and difficulties in the implementation of whole-of-government information technology initiatives.

There is a range of internal user charging regimes in place to support the funding arrangements for commercial business units. The main objectives of these regimes are to make the costs of services transparent and to provide incentives for departments to manage demand for such services.

There are various issues with the effectiveness of these user charging models and their application to support the viability of commercial business units.

Where the use of services is mandated, there is no opportunity to compare prices in the open market, and hence any scope to achieve cost savings is lost. Concern has been expressed by agencies as to the cost-efficiency of prices set by the centralised service providers (particularly in the absence of effective benchmarking), and the level of price transparency achieved.

Internal overheads associated with user charging regimes also add significant cost to overall service delivery costs. For example, the service providers need to have detailed costing, invoicing and receivable processes and systems in place. Similarly, agencies have resourcing requirements placed upon them to manage the charging regime at the client end. Given that agencies are individually registered for GST, user charging also results in some leakage of revenue to the Australian Government where agencies cannot claim the full input tax credits or there are processing time inconsistencies between departments.

The user-charging models also encourage a focus on cost rather than value, resulting in an absence of incentive on the service provider to provide the service to the desired standard. In the case of the commercialised business units within the Department of Housing and Public Works, there are no service level agreements between agencies and the service provider, thus the agencies have no input into the performance standards. With the shared services initiative, service level agreements are in place however, the agencies have no mechanism for enforcing the performance standards.

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There are questions as to the viability of some commercial business units, the value for money which they provide to clients, and the implications for the State’s financial position. The Commission proposes to address these issues in further detail in its subsequent Reports.

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11.	New Fiscal Strategy and Targets

11.	NEW FISCAL STRATEGY AND TARGETS

KEY ISSUES

•

The Commission recommends the adoption of a new fiscal strategy and targets, embedded in a broader financial and performance framework, based on guiding values of value for money, financial sustainability, accountability, transparency and fiscal responsibility.

•	The core element of the Commission’s recommended fiscal strategy is to restore Queensland to financial strength. This comprises two stages, as follows:

•	The First Stage: General Government fiscal surplus in 2014-15

•	The Second Stage: Total Government debt to revenue ratio of 60% by 2017-18.

•

Other supporting elements of the recommended fiscal strategy are: sustainable service delivery; a competitive and sustainable tax environment; and full actuarial funding of future employee liabilities, especially superannuation and long service leave.

11.1.	FINANCIAL AND PERFORMANCE FRAMEWORK

Previous sections of this Report have highlighted the marked deterioration in Queensland’s fiscal position in recent years, as well as the significant ongoing risks and cost pressures likely to adversely affect the State’s balance sheet and budget position going forward. Against this background, the Commission considers there is a need to implement a new fiscal strategy as part of a broader financial and performance framework to underpin the process of fiscal repair.

The Commission’s proposed overarching framework is presented in Chart 11.1. It outlines guiding values and a new fiscal strategy, the core element of which is to restore Queensland to a position of financial strength. There are explicit targets to be achieved in two stages through to 2017-18, and medium term targets to be maintained thereafter. In addition, there are supporting elements of the fiscal strategy.

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New Fiscal Strategy and Targets	11.

Chart 11.1

Queensland Financial and Performance Framework

Source: Commission of Audit

11.2.	GUIDING VALUES

The Commission considers there is a need to instil a strong sense of values across government, with a view to guiding decision making, especially in relation to the allocation of scarce public resources at all levels within the Queensland Government. At a strategic or conceptual level, these guiding values are well recognised and generally accepted across most organisations, both within the public sector and the private sector. However, their application in a consistent, rigorous and effective way can be problematic, so it is important to restate their importance to future financial management in Queensland.

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11.2.1.	Value for money

Value for money has long been a core value in public administration, both in Queensland and elsewhere. It involves the concept of maximising the available benefits from every dollar spent. Value for money has several dimensions which require that:

•	objectives are carefully considered and prioritised on a cost benefit basis

•	competing objectives are assessed and prioritised so that only those with high benefits are funded

•	the most cost effective options are selected to achieve objectives

•	explicit evaluation is made as to whether the government or other potential providers are best placed to provide the services

•	all activities, both recurrent and capital, are subjected to the same rigorous analysis

•	implementation is closely monitored to ensure adherence to budgets

•	programs, activities and projects are continuously reviewed and evaluated to ensure outcomes are consistent with stated objectives, and benefits are realised.

These aspects of value for money are essential components of good governance. In the State’s current financial position, there is a heightened need to reinforce the importance of maximising value for money from public outlays. However, the evidence presented in this Report indicates that there has been a diminished focus on the application and achievement of value for money in recent years.

This is illustrated by changes introduced in the Financial Accountability Act 2009. Under the previous Financial Administration and Audit Act 1977, the concept of value for money was embedded in a clause in the primary legislation. In the Financial Accountability Act 2009, value for money was relegated to a subordinate legislation in the form of the Financial Accountability Regulation 2009. Instead, the primary legislation refers to the need for accountable officers and statutory bodies to ensure operations are carried out “efficiently, effectively and economically”.

In the Commission’s view, these concepts are potentially more narrow and limiting in their application, and do not provide the same level of discipline and scrutiny as is required by the concept of value for money. This was also the view of the Report of the 2010 Strategic Review of the Queensland Audit Office, which stated that:

“Value for money is a more comprehensive and all-encompassing concept, as it extends to considerations such as whole-of-life costs and opportunity costs, as well as non-cost factors such as fitness for purpose, quality, service and support, reliability and sustainability considerations. It is an assessment as to whether or not an organisation has obtained the maximum benefit for the goods and services it both acquires and provides, within the resources available to it. Value for money involves a judgment as to the extent of the benefit (in both quantitative and qualitative terms) derived from provisions, processes or outcomes against the monetary cost of making the provision, undertaking the process or achieving the outcome.”

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The Strategic Review of the Queensland Audit Office recommended that value for money be reinstated in the primary legislation, but notably this recommendation was not implemented by the Queensland Government at the time, reflecting a lack of focus on this guiding value. The Commission endorses and reiterates the recommendation of the Strategic Review that value for money should be reinstated in the Financial Accountability Act 2009 as a guiding value for public administration in Queensland.

11.2.2.	Financial sustainability

In its broadest sense, financial sustainability refers to the ongoing financial and operational viability of an organisation, or its capacity to continue to operate as a solvent and ongoing concern, by meeting its future financial obligations as and when they fall due. It involves the ability of an organisation to continue to operate into the future by generating sufficient revenue to cover the costs of doing business (including, for the private sector at least, a return on the equity invested by shareholders).

For a government, financial sustainability entails the capacity to deliver its long term service and infrastructure commitments without resort to excessive levels of taxation (or other revenue raising measures) or undue reliance on debt. This requires that a government has sufficient resources available to meet its full expenditure commitments or, in other words, that its expenditures are affordable. In the Commission’s view, appropriate measures of financial sustainability for the Queensland Government are:

•

in the General Government sector, the fiscal balance, as this measures the extent to which both recurrent and capital expenditure can be met from revenue. It is undesirable to borrow to fund capital expenditure in the General Government sector, as such investment (for example, in schools, hospitals, police stations, etc.) is not normally supported by an associated revenue stream to service the debt. Rather, the debt has to be serviced from general revenue sources, which therefore tends to limit the capacity of government to fund essential services

•

in the Total Government sector, the ratio of debt to revenue and the ratio of debt to GSP, as these ratios measure the capacity of government as a whole to service its debt from its income base, or more broadly, the production base of the economy.

These key measures of sustainability have been discussed elsewhere in this Report, and are considered in more detail below, in the context of setting suitable fiscal targets as part of the core fiscal strategy to restore Queensland to a sustainable financial position.

11.2.3.	Accountability

Accountability involves a responsibility to deliver a particular outcome. Within government, its application involves the requirement that custodians of public monies should demonstrate that they have effectively discharged their duty to be good managers of the resources that are entrusted to them. This applies at the Departmental, Ministerial and Executive levels of government.

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Effective accountability requires that:

•	information is available to enable relevant decision makers to evaluate performance

•	processes are available to decision makers to reward good performance and penalise poor performance.

In the context of the fiscal repair task facing the State, there should be performance agreements with Accountable Officers which incorporate explicit responsibility for achieving departmental budget targets within agreed funding allocations.

11.2.4.	Transparency

Transparency involves a visibility or public scrutiny of performance, and is based on the ready availability of relevant information to assess that performance. Without access to timely and relevant information, it is difficult to apply suitable standards of accountability for performance.

Key aspects of transparency include that relevant information is:

•	clear and readily understandable

•	easily available and accessible

•	timely.

11.2.5.	Fiscal responsibility

The Commission considers there is a need to restore a responsible and disciplined approach to financial management, consistent with best practice standards. In essence, fiscal responsibility requires that the State’s finances are managed in a way that is affordable and sustainable. The elements of fiscal responsibility are outlined in more detail below.

Responsible financial management is achieved when the other guiding values of value for money, efficiency and transparency are complemented by effective structures and processes which reflect these values, and most importantly, by a consistent commitment from all parts of government to establish, maintain, adapt and improve appropriate financial management practices over time.

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11.3.	FISCAL STRATEGY AND TARGETS

11.3.1.	Fiscal principles of the current Government

The current Queensland Government outlined a set of fiscal principles during the 2012 election campaign that involved a commitment to:

“1.	Return the budget to surplus by 2014-15 and pay down debt

2.	Ensure expense growth does not exceed revenue growth

3.	Subject major capital projects to Cost Benefit Analysis

4.	Put in place a plan to regain the AAA credit rating to reduce the cost of borrowing

5.	Fully fund long term liabilities such as superannuation in accordance with actuarial advice”.

Source: LNP CANDO ACTION: Economic Blueprint, Frequently Asked Questions

These fiscal principles provide the basis on which the Commission has developed its proposed new financial and performance framework.

The first principle above does not specify the budget surplus to be targeted, but the Commission considers that targeting the fiscal balance is necessary to achieve the related objectives of paying down debt (part of the first principle above) and restoring the State’s AAA credit rating (fourth principle above). As previously noted, the operating balance is a weaker target, and is not sufficient to make inroads into the growing debt burden.

The second principle of ensuring expenses growth does not exceed revenue growth is also consistent with targeting the fiscal balance, to the extent that it encompasses both recurrent and capital expenditure, not just recurrent expenditure. The current Government’s commitment to ensure that employee expenses grow by no more than 3% each year is a further important component of the overall task of ensuring expenditure growth remains within the parameters of responsible fiscal management.

The fifth principle above reaffirms a long established tenet of fiscal management in Queensland.

The Commission strongly endorses the current Queensland Government’s election commitment to restore and maintain the State’s AAA credit rating. This encapsulates the related election commitments to return the budget to surplus and pay down debt. However, the Commission believes there is a need for further action beyond these election commitments.

The Commission considers that the core fiscal strategy should be to restore Queensland to financial strength, which will need to be achieved in two stages, as outlined below.

11.3.2.	Restoring Queensland to financial strength

The task of returning Queensland to financial strength is enormous. Because of the magnitude of the task, it will take several years of sustained effort. The work that must begin immediately is to prevent the situation deteriorating further, which will be the case if no policy changes are implemented.

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The magnitude of the task is such that the Commission recommends it be taken in two stages:

1.	Stabilise the growth in debt and return the budget to a fiscal surplus by 2014-15.

2.	Reduce the accumulated debt to restore a AAA credit rating and provide a buffer to keep that credit rating by reducing the ratio of debt to revenue to 60% by 2017-18.

The First Stage

While the fiscal repair effort should commence immediately, it will take time for many of the necessary measures to take effect.

To generate a fiscal surplus in 2014-15, the Government should aim for a $3 billion improvement in the bottom line (as against current estimates) over three years to 2014-15. This will stabilise the debt, and commence the process of debt reduction. It will not be sufficient to move Queensland into the trigger range for a credit upgrade. Chart 11.2 shows the projected improvement in the fiscal balance from the implementation of the First Stage of the fiscal repair task.

Chart 11.2

General Government fiscal balance

Source: Commission of Audit

The Second Stage

After completing the first stage, to move into the trigger range for a credit upgrade, Queensland would need to reduce its debt to revenue from around 130% to 105%. This would involve debt repayment of $6.5 billion.

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In the Commission’s view, merely doing this would still leave the State fragile and exposed to any external shock – the kind of shock that occurred in 2008 with international financial instability and in 2011 with natural disasters.

Therefore the Commission recommends that the State set a medium term target of a debt to revenue ratio of 60% – the position it was in as at 2007-08 – by 2017-18. This would involve reducing debt by $25-30 billion, a halving of the debt ratio. This cannot be done through revenue and expenditure measures alone. It will require careful utilisation of the balance sheet, in particular using the proceeds of asset sales to reduce debt. Without this, a ‘no policy change’ scenario would see the debt to revenue ratio only gradually decline (largely driven by revenue increase) towards the trigger band for a credit upgrade by 2019-2020. However, this scenario includes a number of optimistic assumptions which are discussed in Section 3.

It also makes no allowance for external adverse events as occurred in 2008 and 2011. Under the no policy change scenario, it is likely that Queensland would still be in the position in the next decade, that it found itself in at the start of this decade when its credit rating was downgraded and its financial position was fragile and exposed.

Chart 11.3 shows the impact of the Commission’s recommended fiscal strategy in significantly reducing the State’s debt to revenue ratio, compared to a no policy change scenario.

Chart 11.3

Impact of recommended fiscal strategy (including Second Stage)(a)

(debt to revenue ratio)

(a)	Does not include second round public debt interest effects or the benefits flowing from a prospective credit rating upgrade.

Source: Commission of Audit

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Beyond the Second Stage

Beyond the Second Stage, the medium term task for the Queensland Government is to maintain the State’s position of financial strength and preserve the State’s AAA credit rating, once restored. The Commission’s recommended fiscal targets over the medium term are:

•	a zero fiscal balance (in the General Government sector) on average across the economic cycle

•	maintenance of Total Government debt levels constant to GSP

•	maintenance of financial assets in excess of employee liabilities including superannuation and long service leave, in accordance with long standing policies of successive Queensland Governments.

Recommendations

The Commission recommends that the Queensland Government adopt the following fiscal strategy for the 2012-13 Budget:

•	General Government fiscal surplus in 2014-15 to be achieved through a $3 billion process of fiscal repair over three years (the First Stage)

•	a Total Government debt reduction strategy of $25-30 billion to restore the debt to revenue ratio to 60% by 2017-18 (the Second Stage)

•

once the Second Stage has been completed, the Government set medium term targets of maintaining a zero fiscal balance in the General Government sector on average over the economic cycle, and of keeping Total Government debt levels constant to GSP.

11.3.3.	Sustainable service delivery

The core role of a state government is to provide essential services for the health, education and safety of its citizens. For services to be delivered on a sustainable basis, the government needs to generate sufficient revenue to fund the full recurrent and capital cost of service delivery without resort to borrowings. This is currently not the case.

As outlined elsewhere in this Report, expenses have increased by 10.5% per annum since 2005-06, whereas revenue has increased by only 6.9% per annum. Queensland’s level of service expenditure is currently around 6% higher than the Australian average, whereas its taxation revenue effort is 10% lower than the Australian average.

In other words, Queensland has become a high expenditure state, whilst remaining a low taxing state. This situation is unsustainable.

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Some key aspects of sustainability of service delivery include:

•	costs are rigorously controlled, consistent with providing an acceptable standard of services

•	opportunities are sought to deliver services cost effectively, including the use of private sector providers if appropriate

•	services are evaluated on the basis of the outcomes achieved as well as considering the resources used

•	service delivery is regularly reviewed to assess efficiency and effectiveness

•	available revenue sources are assessed realistically, particularly to ensure that future funding will be available to support services.

Another key issue impacting the sustainability of service delivery is the rapid growth in interest costs to service Queensland’s growing debt burden. These interest costs require the commitment of an increasing proportion of revenue from the budget, which diverts scarce resources away from the provision of essential services by the Government, and severely limits budget flexibility.

Sustainable service delivery requires a focus on achieving a fiscal balance, as this encompasses both recurrent and capital components of the service delivery task. Notably, an operating balance, as targeted by the previous Government, does not provide a sustainable budget position or a basis for sustainable service delivery, as it requires the continued use of borrowings in the General Government sector to fund capital expenditure (unless there is a sufficiently large surplus as to achieve a fiscal balance and therefore obviate the need for borrowings to fund capital expenditure).

11.3.4.	Competitive and sustainable tax environment

Governments face a continual challenge to provide the best quality services possible consistent with minimising the extent to which they have to tax their citizens to provide services.

A competitive tax environment encourages businesses to establish and grow in Queensland, which in turn drives employment and economic growth. Keeping tax levels low is also a tangible way that the Government can help business and families cope with other cost pressures.

11.3.5.	Full actuarial funding of future employee liabilities

The full actuarial funding of long term liabilities, primarily superannuation, is a long-established tenet of fiscal management in Queensland. The Commission considers that this principle should be maintained, with a specific reference also to long service leave entitlements. Fully funding employee entitlements as the liability accrues ensures a disciplined approach to managing intergenerational exposures and should be maintained, through a fiscal target which ensures the maintenance of financial assets in excess of employee liabilities.

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12.	ACHIEVING THE NEW FISCAL TARGETS

KEY ISSUES

•	The task of restoring Queensland to financial strength is enormous, and will require adjustments to revenue, as well as both recurrent and capital expenditure.

•

The First Stage of the fiscal task will require a combination of immediate revenue and expense measures to achieve a fiscal surplus in 2014-15. Options for revenue measures to contribute to the fiscal task are limited, reflecting the small number of broad based revenue sources available to the State, and the subdued revenue outlook.

It is likely therefore that a major part of the adjustment burden will need to be borne by the expenditure side of the budget, particularly recurrent expenditure. This is where much of the structural imbalance in the budget originated.

•

The Second Stage of the fiscal task will not be achieved through revenue and expenditure measures alone, although some longer term reform measures may assist. Reductions in debt of $25-30 billion between 2015-16 and 2017-18 will only be possible through careful utilisation of the balance sheet, including utilisation of the proceeds of asset sales.

•	A range of revenue and expenditure options, both for the First Stage and the Second Stage of the adjustment process, is presented for further consideration by Government.

12.1.	OVERVIEW OF FISCAL REPAIR TASK

Section 11 outlined the Commission’s recommended fiscal strategy to restore Queensland to financial strength. The fiscal repair task is enormous.

Either expenditure (both recurrent and capital) needs to be wound back or revenues need to be dramatically boosted, so that the accumulation of further debt is arrested.

However, given the relatively narrow State tax base and the heavy reliance on Australian Government payments, there are limited prospects to boost revenue. It is likely therefore that a major part of the adjustment burden will need to be borne by the expenditure side of the budget, particularly recurrent expenditure. This is where much of the structural imbalance in the budget originated.

This section outlines a possible range of measures that could be considered to meet the fiscal targets outlined under the First Stage and Second Stage of the fiscal strategy.

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The First Stage is to stabilise debt and return to a fiscal surplus by 2014-15. Second Stage measures, which are targeted at long term structural issues, will assist with the reduction in government debt required to restore the AAA credit rating and achieve a debt to revenue ratio of 60% by 2017-18.

12.2.	ANNOUNCED POLICIES OF THE CURRENT GOVERNMENT

12.2.1.	Cap growth in employee expenses at 3%

The Government has announced some measures to contain growth in recurrent expenditure.

The key policy announcement taken by the Government has been to cap growth in General Government employee expenses at 3% until the end of 2015-16, at which time it will be reviewed. Estimated growth in employee expenses at the time of the MYFER and in the May 2012 forward estimates update is shown in Table 12.1 below.

Table 12.1

Annual growth in employee expenses

	2012-13	2013-14	2014-15	2015-16
MYFER – Employee expenses annual growth (%)	3.4	4.4	5.1	na

May 2012 employee expenses annual growth (%)	3.1	3.9	4.6	3.3

Source: 2011-12 MYFER and Treasury

These figures do not reflect any of the policies to be implemented by the current Government. The estimated employee expenses growth in the table reflects what was estimated would occur under the policies of the previous Government.

As outlined in Section 3, the estimated growth rate for employee expenses in both the MYFER and the Treasury May 2012 forward estimates are significantly less than actual outcomes since 2000-01. While the previous Government had a 2.5% public sector wages policy, it had neither announced nor implemented any measures to deliver this outcome. In the absence of any announced measures, it is likely that employee expenses would continue to increase on the basis of previous annual increases of 8% to 9% per annum, rather than the 3% to 5% estimated in the forward estimates.

The current Government has a stated policy of capping growth in employee expenses at 3%. The Government has also indicated that it will support this policy with legislative changes. It is the robustness of those changes which will determine whether the outcome is successfully achieved.

In its election policy statement, Costings and Savings Strategy, the Government has indicated that savings generated from the 3% cap on employee expenses will be used to offset the cost of the Government’s other election commitments. The overall impact of the election commitments is expected to be broadly neutral on the fiscal balance across the forward estimates period.

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The Commission believes that the Government should have a policy on growth in employee expenses beyond the period of the current forward estimates. This is necessary to provide long term stability and certainty to both the public service and to the Government’s medium term fiscal targets. The Commission therefore considers that the 3% cap on General Government employee expenses should remain until the ratio of Total Government debt to revenue has declined to 60% under the Second Stage of the fiscal strategy.

Recommendation

The Government retain the 3% cap on annual growth in employee expenses beyond 2015-16 and until the ratio of Total Government debt to revenue has declined to 60% under the Second Stage of the fiscal strategy.

12.2.2.	Other discretionary savings already implemented

The Government has implemented measures to reduce discretionary expenditure in a number of areas, including on consultants, advertising, temporary and contract staff. This should assist with constraining growth in recurrent expenses across the forward estimates period.

12.3.	MEASURES TO BE CONSIDERED UNDER THE FIRST STAGE OF THE FISCAL STRATEGY

12.3.1.	Revenue

The Government has limited revenue options to assist in the fiscal adjustment task:

•	almost half of the Government’s total revenue is sourced from Australian Government grants over which the state has limited control

•	the Government has few broad based revenue bases from which to raise revenue

•	the Government has a commitment to retain Queensland’s competitive tax status compared with other states.

However, the burden of the adjustment task should not fall entirely on recurrent expenses. A contribution from a limited number of broad based revenue measures would assist in sharing the burden of the adjustment task across the community and minimise the effects on interstate tax competitiveness.

While limited, the Government does have available to it a small number of relatively efficient revenue bases that could make a contribution to meeting the fiscal targets.

Possible revenue measures are outlined below.

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12.3.1.1.	Queensland budget deficit levy

The burden of the fiscal adjustment task is large and should therefore be spread as widely and as equitably as possible.

The fairest way to do this is to apply an adjustment on the broadest possible base.

The Commission recommends that the Government consider a general contribution to the deficit reduction task from the broad section of the community who are owners of either residential or commercial property.

A temporary deficit reduction levy applied to all rateable properties would raise approximately $200 million per annum for every $100 of levy.

By applying to all ratepayers, the amount of the levy would be minimised.

While the levy would apply at the same rate across all properties, irrespective of value, it will be progressive in that multiple property owners will pay the levy multiple times.

In its 1992-93 Budget, the Victorian Government introduced a $100 State Deficit Levy (State Deficit Levy Act 1992) on rateable properties to assist with reducing that state’s high debt burden. The levy was in place for three years and was abolished from 1 July 1995 (State Deficit Levy (Repeal) Act 1995).

12.3.1.2.	Land tax

Land tax is considered a relatively efficient tax base if applied broadly, as application of the tax usually has minimal effect on taxpayer behaviour and how land is used.

While the potential land tax base is broad in theory, it is applied narrowly through a series of exemptions and concessions. Broadening the land tax base by removing or reducing exemptions and concessions would remove current distortions in the application of land tax and improve the efficiency of the tax system.

Land tax is currently applied to individuals and businesses to total land holdings over a threshold amount, meaning a party that has multiple holdings under the threshold does not pay the tax.

An alternative would be to apply land tax to all parcels of land, with a general exemption for the principal place of residence.

12.3.1.3.	Gambling taxes

In 2010-11, Queensland gambling revenue collections were $208 per capita compared with $242 in New South Wales, $296 in Victoria and $245 in South Australia. This is a weighted average of $263 per capita in these states. (Western Australia only has poker machines in its Casino which affects comparability of data.)

In its 2009 Relativities Update, the Commonwealth Grants Commission found that Queensland’s gambling tax effort was 4% below the national average (including Western Australia).

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Increasing Queensland’s per capita tax take to the average of the other three states would have raised an additional $250 million in 2010-11.

12.3.1.4.	Mining royalties

In its 2011-12 Budget, the NSW Government announced that it would increase royalties applied to the extraction of coal. The rate of royalty increase would be set to recover the estimated costs to the State Government of the Australian Government carbon tax, which will come into effect on 1 July 2012.

The royalty increase in NSW will only apply to companies subject to the Australian Government Mining Resource Rent Tax (MRRT). The intended outcome is that the incidence of taxation will not increase since the royalties paid to the state will be netted off MRRT liabilities.

Prior to the decision in the NSW Budget, coal royalty rates in Queensland and NSW were broadly aligned. There is justification for Queensland to increase its royalty rates to align with the revised rates in NSW.

This would raise in the order of $100 million to $150 million per annum.

12.3.1.5.	Transfer duty

Transfer duty is considered less efficient than land tax as it is imposed on transactions, rather than land itself and can therefore distort behaviour as to acquisition of property.

Transfer duty in Queensland has a progressive rate structure, with the rate of tax increasing with the value of the property sold.

An option to increase the progressivity of the duty would be to apply a premium transfer duty rate above the highest threshold (currently $980 000).

12.3.1.6.	Compliance measures

As part of its revenue collection functions, the Office of State Revenue conducts annual investigation programs covering all revenue lines and as with all revenue offices adopts a risk based approach to allocating resources to greatest risks.

Lower compliance with laws imposing taxes and charges will arise for various reasons and can include changes in economic conditions, more sophisticated tax planning strategies by taxpayers as well as a decline in compliance activities relative to the number of transactions taking place.

For any revenue authority, investment in investigation activities should be reviewed on a regular basis in response to trends in taxpayer compliance and general economic and business conditions.

The Office of State Revenue has advised the Commission that for every dollar invested in investigation activities, a return to the revenue could be expected of between $4 and $5. Investigation of complex, serious evasion could yield up to $10 of revenue for each dollar invested.

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The Commission recommends that the Government discuss with the OSR opportunities for additional revenue compliance and investigation activities, supported by a documented business case.

Furthermore, the Commission recommends that the Government consider additional measures to improve the recovery of outstanding or unpaid fees and fines, especially through the State Penalties Enforcement Register (SPER). To encourage greater revenue collection, the Government could give consideration to offering an amnesty on penalities for the non-payment of outstanding fees and fines.

12.3.1.7.	Landholder duty

Landholder duty is applied where land is acquired by acquiring an interest in the owner rather than transferring the title of the land. Duty is applied on the value of all the Queensland landholdings of the landholder. The rate of duty is 10% of the transfer duty rate assessed on all the Queensland land of the landholder.

Options could be considered for increasing the rate of duty as a contribution to the fiscal repair task.

Recommendation

The Government examine revenue options to share the burden of the fiscal repair task under the First Stage of the fiscal strategy. The Government should focus on its broad revenue bases in the first instance. Addressing concessions and distortions in existing taxes could also provide a revenue contribution to the fiscal challenge. The Government should also discuss with the Office of State Revenue any opportunities it has identified to improve greater taxpayer compliance through additional investment in investigation and debt recovery activities.

12.3.2.	Recurrent expenditure

The most important measure the Government can implement to contain the cost of recurrent expenditure is the announced 3% cap on growth in employee expenses. The most effective way to achieve the cap will be through legislation.

If the overall increase in employee expenses is to be held to 3%, any wage settlements in excess of 3% must be offset by commensurate downsizing of the workforce.

In addition to its cap on employee expenses, the Government should examine the current provisions for growth funding in the forward estimates, particularly in the health and education sectors. This growth funding is to support a further expansion of the public service beyond its current levels.

As well as employee expenses, there are a range of non-employee expenses that should be reviewed to achieve savings and efficiencies in the provision of government services. Several opportunities are available to identify and realise these efficiencies. These include:

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•	a systematic review of all baseline expenditure in departments and agencies to ensure expenditure is being undertaken consistent with the current Government’s priorities

•	identifying and scrutinising all discretionary government grants to ensure this spending is being allocated to highest priority recipients

•	introduction of demand management tools to ensure government services are targeted to those most in need

•	rigorous assessment of State contributions to National Partnership Agreements.

12.3.2.1.	Baseline department and agency budgets

At the time of each year’s annual budget, total General Government recurrent expenditure is the total of:

•	baseline expenditure, reflecting decisions on activities and priorities taken in previous budgets

•	growth in baseline expenditures, reflecting demand for services and the impact of other economic parameters on government expenditure, such as inflation

•	additional expenditure on new initiatives.

While new initiatives are generally subject to scrutiny during the budget process, there is no systematic scrutiny of baseline expenditure.

•

Queensland Government expenditure is not accounted for on a program basis, which would allow Ministers to prioritise past expenditure decisions against new initiatives – the Commission’s second Report will examine the role of program budgeting as a part of broader measures to improve budget reporting and accountabilities.

•

When new expenditure initiatives are approved by Cabinet there has been no sunset clause or termination date for the activity – the spending therefore becomes part of the baseline budget and not subject to review.

•	There has been no requirement for expenditure to be evaluated to determine whether it is achieving its intended outcomes – expenditure on activities continues without appropriate review or evaluation.

•	The tendency over time for past expenditure decisions to become part of the base funding for government departments agencies, which is generally not examined during the budget process.

The systemic review of all baseline funding in agencies would highlight:

•	what activities are being funded through the baseline budget

•	whether these activities are consistent with the policy priorities of the current Government

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•	if the expenditure activities are consistent with the activities of the current Government, whether the expenditure is achieving its results at the lowest cost and represents optimum value for money.

12.3.2.2.	Parameter growth funding

One example of baseline funding is formula driven provisions for expenditure growth across a number of functions, including health, education and communities. The parameter adjustments for allocations of growth funding have been embedded in the budget process for many years without review.

There are sound reasons to review the level of growth funding across the forward estimates:

•

the increase in expenditure to date has been substantial and notwithstanding the decentralised nature of the State, Queensland per capita recurrent General Government expenditure is now higher than other states

•	there should be an assessment of the outcomes from previous rapid increases in funding for additional employees prior to additional growth funding being committed

•	the growth funding represents provisions for the employment of additional government employees in the future – it is not for the funding of current employees

•	application of current growth funding parameters would be inconsistent with the Government’s policy of a 3% cap on employee expenses (unless offsetting savings are made elsewhere).

12.3.2.3.	Discretionary grants

Discretionary grants are made by departments and agencies from their general budget allocations. Departments and agencies are delegated the authority to allocate grants within general policy guidelines.

Expenditure on discretionary grants is not currently reviewed by Ministers during the budget process. The Commission considers that the Cabinet Budget Review Committee (CBRC) should review all grants on an annual basis as part of the budget process. Furthermore, consideration should be given to more efficient ways for the administration of grant programs, given the high overhead costs that can be involved in managing multiple and diverse payments.

12.3.2.4.	National Partnership Agreements

At a time when Australian Government grants to Queensland are declining, the Australian Government continues to pursue policy development that will expose the State to increased financial risks. The National Disability Insurance Scheme is one such example.

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There is a case for the Government to undertake an assessment of all current and planned National Partnership Agreements to determine whether any of these agreements will impose additional costs on the state above that which was expected at the time of the Agreement. This may be because of changes to the Agreement, or the expiry of Australian Government funding under the Agreement which may be required to be met by the state.

Where such financial risks occur, the state should seek to limit its exposure to what is currently factored into the forward estimates, or make savings where programs are not consistent with state priorities.

12.3.2.5.	First Home Owner Grant

The First Home Owner Grant (FHOG) was announced by the Australian Government as part of the arrangements for the introduction of the GST in 2000. Eligible first home buyers can apply for a FHOG for either a new or established dwelling.

The purpose of the FHOG, when announced, was to compensate first home buyers for the estimated average increase in the price of housing on the introduction of the GST. It was not the purpose of the FHOG to provide an ongoing incentive for first home buyers to enter the housing market. This is evidenced by the FHOG being fixed in nominal terms ($7000) since it was introduced 12 years ago, apart from short term supplementation from the Australian Government as an economic stimulus. It had always been the intention that the real value of the FHOG would decline over time as a percentage of the price of a new home.

After initial funding of the FHOG by the Australian Government, the cost of the grant is now funded directly by the states.

Removal or restriction of the grant to purchases of new homes could be considered.

Recommendation

In addition to the 3% cap on employee expenses, the Government review all other aspects of General Government recurrent expenses to ensure baseline recurrent expenditure is consistent with government policy and is delivering optimum value for money.

12.3.3.	Capital expenditure

12.3.3.1.	Prioritisation of capital expenditure

As outlined in Section 8, there has been a significant increase in infrastructure expenditure in Queensland over the last six years, following a period of under investment.

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Achieving the New Fiscal Targets	12.

Against this very high level of investment, the Government needs to ensure that only the highest priority projects receive funding across the forward estimates period, consistent with a rigorous evaluation of business cases for all projects. Business cases should include not only realistic estimates of capital costs, but also whole-of-life costs such as operating and maintenance costs over a period of at least 20 years, (or the life of the assets, if shorter).

12.3.3.2.	Total asset management

Given the previous levels of capital investment in Queensland, the Government should also ensure there is rigorous scrutiny of future expenditure. This is necessary to ensure additional investment is justified and that future capital expenditure plans include estimates of ongoing operation and maintenance costs.

Asset management within government is typically characterised by two features:

•	a cycle of high peaks and deep troughs, where a period of underinvestment is followed by a surge in investment, often in excess of what is required

•

a failure to actively manage the existing capital stock, particularly with regard to replacement and repair, leading to the creation of a backlog of investment and maintenance that must be undertaken in a short period.

To ensure efficient management of the Government asset stock in the future, active management of assets is necessary.

The components of this active asset management requires each department and agency to have:

•	an up to date register of all its physical assets

•	a total asset management plan for the acquisition, maintenance and replacement of its asset over time.

Recommendation

The Government actively manage its forward program of capital expenditure to ensure expenditure is appropriately prioritised across the forward estimates and based on rigorous business case evaluation, including whole-of-life costs. The Government to consider what asset management strategies are required to ensure the efficient acquisition, maintenance and replacement of assets.

12.3.4.	Balance sheet management

In addition to active management of new capital expenditure, the Government will also need to actively manage its balance sheet, to ensure that public assets are achieving an appropriate return for the community.

The Queensland Government does not have a consolidated list of all its property holdings.

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12.	Achieving the New Fiscal Targets

Preparation of such a list is a matter of urgency so that the Government can determine:

•	the size and location of its property holdings

•	whether there is property that is surplus to requirement

•	a strategy for maximising the use and return on its property holdings.

The Queensland Government continues to operate commercial business operations in direct competition with private businesses operating in open and competitive private markets. These government businesses are providing services principally to internal government clients, and there is no justification as to why these services cannot be sourced directly from commercial private operators.

Examples of these businesses include Q-Fleet, Q-Build, Goprint, CITEC and Queensland Shared Services. In the Australian Government and other states, many of these services are sourced directly from the private sector.

Queensland, as with other states, has contracted private sector managers to operate some government service delivery, such as corrective service facilities.

Other examples include private construction and operation of public housing assets

Private sector management will not be appropriate in all instances (for example, in the more decentralised parts of the state). There is also a need for high level contract management skills within government.

An examination of experiences in other states – both positive and negative – may highlight further opportunities for greater private sector management of government assets and delivery of business services to government.

The Commission considers that the Government should review all commercial business units, with a view to determining the most cost effective forms of service delivery. Further analysis of these issues will be presented in the Commission’s subsequent Reports.

Recommendation

The Government examine its current holding of physical and commercial assets and implement measures to maximise the return on those assets for the benefit of the community.

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Achieving the New Fiscal Targets	12.

12.4.	MEASURES TO BE CONSIDERED UNDER THE SECOND STAGE OF THE FISCAL STRATEGY

As well as measures that could be considered in the short term, the Government should also ensure that forecast long term trends in expenses and revenues are consistent with the debt reduction objectives under the Second Stage of the fiscal strategy. The Government should address any long term structural issues in budget expenses and revenues that are inconsistent with the Second Stage targets.

12.4.1.	Revenue

Payroll tax is one the Government’s broadest tax bases and if applied broadly is an efficient way to raise revenue. There is debate as to the economic incidence of payroll tax between employers, employees and consumers. The generally accepted view, as outlined in the Australia’s Future Tax System Review, is that the incidence of payroll tax is likely to fall on labour, through either lower wages or higher prices.

The desire of state governments to maintain competitive tax systems has led over time to both a narrowing of the payroll tax base, primarily through exemption thresholds. As outlined in Section 5, Queensland’s payroll tax effort is below that of the average of the other states.

The Commission does not make any recommendations in relation to the base or rate of payroll tax other than to suggest the Government closely monitor developments in other states with a view to maintaining both a competitive and robust revenue base.

12.4.2.	Expenditure

12.4.2.1.	Expenditure assignment in the federation

The limitation on State revenue sources and forecast subdued outlook for revenue growth places a priority on ensuring that government expenditure in Queensland is focused on areas of highest priority.

The Government must ensure that over the medium term, the composition and focus of government expenditure is on those services that are most appropriately delivered by state governments.

As part of the baseline review of department and agency budgets, the Government should identify any areas of expenditure currently undertaken by the state that are more appropriately undertaken by other levels of government. A number of examples fall into this category.

The Australian Government has principal responsibility for policy and financial support for residential aged care. This type of care is predominantly provided by both for profit and not for profit providers in the private sector. However, the Queensland Government still provides supported residential aged care services, separate to the provision of general health care. The continued provision of facilities and residential aged care services by government is at odds with national aged care policy objectives, which is focussed on support for private sector provision of residential aged care.

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12.	Achieving the New Fiscal Targets

Transitioning the State’s responsibility in this area to private providers would need to be undertaken over the medium term to minimise disruption to aged care residents and to ensure capacity exists in the private sector to accommodate existing government facilities.

The Queensland Government is also involved in the funding and provision of primary and community health care, which is also predominantly the responsibility of the Australian Government. The State should also review its role in these service areas and plan to exit from service areas that appropriately form part of the Commonwealth funded primary care system over the medium term with transition arrangements for those using the State provided services to Australian Government funded providers. The State would need to consider how services would be provided in rural and remote areas not currently serviced by the Australian Government.

Similarly, the Queensland Government provides a number of services to assist jobseekers enter the labour market even though this function has long understood to be a policy responsibility of the national government. The Government should look to exit these programs and where appropriate transition recipients of these services onto established Australian Government programs. Job seekers with specific employment needs could be assisted in the transition with direct access to Australian Government employment and training services.

12.4.2.2.	Demand management tools

The traditional role of state governments has been the delivery of public services that for various reasons would either not be supplied by the private sector or would not be supplied by the private sector in sufficient quantities. This includes health, education, roads and public transport infrastructure and community services.

Typically, these core services are provided to the public within minimal effort to recover the cost of service delivery from the users of the service. This is because:

•

the services are provided to the public because of the wider social, or external benefits they deliver the community – such as a better educated, more healthy and cohesive population; use of these services is therefore encouraged for a greater public benefit

•	the general population has already paid for the delivery of these services through the taxes collected by the Government

•	for the most part, there was minimal competition for these services within the private market.

However, the circumstances under which these services have traditionally been provided with little or no direct charge has changed:

•	there is now a greater private sector involvement in the provision of public services, particularly in hospitals and schools

•

alternative forms of service provision are available to traditional government provided services – such as greater use of preventative health measures and more widely available information and education on healthy lifestyles;

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Achieving the New Fiscal Targets	12.

•	the not for profit sector is now a major provider of services traditionally provided by government, such as disability services, public housing and employment assistance.

In some instances government contracts private operators to provide these services through government grants.

The emergence of these alternative services in turn reflects an increasing community demand for such services. Against the background of constrained and subdued revenue sources, the challenge for government is to ensure that future investment in core public services is directed at those who are most in need, so that those in the community who are able to access alternative services are encouraged to do so. The State would continue to have a role in those instances where no other provider exists (for example, in the more decentralised parts of the state).

To achieve this result for the most in need will require active management of demand for core public services. The focus of this demand management should be to provide incentives for:

•	the general community to access government services only when it is necessary to do so

•	those who can access privately provided services to do so.

Implementing demand management can take various forms including:

•	pricing and charges, to ensure that services are only accessed when needed

•	means testing of customers to ensure that those with a financial capacity to use alternative services are provided with an incentive to do so

•	quantity restrictions – by provided an annual cap on the number of people who will be able to access a particular type of service each year.

Under each demand management model, special provisions would be required to ensure that the most vulnerable in the community continue to have priority access to services.

There have been significant increases in the demand for services provided by the Government over the last decade. A continuation of uncapped increases in demand for Government services would place increasing risks and cost pressures on the expenditure side of the budget, which would be increasingly difficult to fund.

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12.	Achieving the New Fiscal Targets

Recommendation

The Government identify changes to the structure of revenues and expenses that will contribute to the debt reduction task under the Second Stage of the fiscal strategy. This includes exiting expenditure activities more appropriately supported by other levels of government. The Government should also examine medium term measures to manage demand for government services.

12.4.2.3.	Balance sheet management

Achieving the Second Stage of the fiscal strategy would involve reducing debt by $25-30 billion by 2017-18, a halving of the debt ratio. This Report outlines why this cannot be done through revenue and expenditure measures alone. It will require careful utilisation of the balance sheet and utilising the proceeds of asset sales to reduce debt.

These issues will be examined further in the Commission’s subsequent Reports.

Recommendation

The Government ensure careful utilisation of its balance sheet, including utilising the proceeds of asset sales, to achieve the objectives of the Second Stage of the fiscal strategy.

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Terms of Reference	Attachment 1

QUEENSLAND COMMISSION OF AUDIT

TERMS OF REFERENCE

The Independent Commission of Audit is asked to review and report on:

1.	Financial position

a)	the State’s balance sheet, including net debt position and associated debt servicing charges

b)	the forecast trend in the balance sheet position over the forward estimates period

c)	the trends and long-term projections in growth of own-state revenue, including the various state taxes and charges as well as resources royalties

d)	the trends and long-term projections of GST Revenue under current arrangements as well as potential future arrangements as a result of the Greiner- Brumby-Carter report, which will be released before the Commission of Audit is due to report

e)	the trends and long-term projections of growth in expenditure across the various classes

f)	whether there are any events, such as the 2018 Commonwealth Games funding obligation and the Carbon tax, not adequately provided for in the Mid-Year Fiscal and Economic Review or forward estimates

g)	any contingent liabilities that should be brought to the Government’s attention.

2.	Improving the State’s financial position

a)	policy settings and strategies to address any structural factors affecting the State’s finances, and to restore its AAA credit rating

b)	strategies to improve the State’s balance sheet management

c)	strategies to improve the sustainability of the State’s capital program beyond the forward estimates period to 2030

3.	Service delivery

a)	benchmarking public sector management and service delivery issues, including procurement, corporate services, and asset management, against other states

b)	identify any potential improvements to productivity, service quality, and value for money in service delivery across the public sector

c)	effectiveness of existing performance metrics and options for greater transparency and accountability through improved public reporting

d)	the adequacy, affordability and deliverability of the capital program over the forward estimates period

e)	strategies to encourage greater private sector involvement in the funding and/or direct provision of public infrastructure and services

f)	the efficiency of current pricing arrangements for regulated infrastructure, including electricity, water, rail and ports.

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Attachment 1	2	Terms of Reference

4.	Government commercial enterprises

a)	the financial performance of Government owned corporations (GOCs) and commercial agencies

b)	the level of indebtedness of GOCs and commercial agencies, how such indebtedness compares with private sector peers and whether it is a prudent level

c)	measures to improve the operational performance and financial returns to the State from GOCs and commercial agencies

5.	The economy

a)	whether any government policies, taxes, regulatory arrangements, ownership structures or actions or inactions represent a constraint on Queensland’s economic growth

b)	recommendations to generate long-term systemic reform to grow and strengthen the Queensland economy.

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Glossary	Attachment 2

Glossary

AASB	Australian Accounting Standards Board
ACMA	Australian Communication and Media Authority
AMLP	Abandoned Mine Lands Program
ATO	Australian Taxation Office
AWTP	Advanced Water Treatment Plant
BCA	Baseline Credit Assessment
BMAP	Budget Management Action Plan
CBRC	Cabinet Budget Review Committee
CGC	Commonwealth Grants Commission
CIF	Community Investment Fund
CMC	Crime and Misconduct Commission
CSO	Community Service Obligation
CSP	Corporate Solutions Program
CSS	Child Safety Services
DAE	Deloitte Access Economics
DCS	Department of Community Safety
DETE	Department of Education, Training and Employment
DEWS	Department of Energy and Water Supply
DMB	Digital Mobile Broadband
DPC	Department of the Premier and Cabinet
DPW	Department of Public Works
DR	Distributor-retailer authorities
EBA	Enterprise Bargaining Agreement
FE	Forward Estimates
FHOG	First Home Owner Grant
FTE	Fulltime Equivalent
FWA	Fair Work Australia
GA	Government Actuary
GCRT	Gold Coast Rapid Transit
GENCOs	Government Owned Generators
GFC	Global Financial Crisis
GFS	Government Finance Statistics
GSP	Gross State Product
GWN	Government Wireless Network
HHF	Health and Hospitals Funds
HoF	Helping out Families
HR	Human Resources
ieMR	Integrated Electronic Medical Record
IGA	Intergovernmental Agreement
IPO	Initial Public Offering

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Attachment 2	Glossary

lppd	Litres per person per day
MYFER	Mid Year Fiscal and Economic Review
NDIS	National Disability Insurance Scheme
NDRRA	Natural Disaster Relief and Recovery Arrangements
NFPS	Non-financial Public Sector
NGO	Non-Government Organisation
NIIS	National Injury Insurance Scheme
NP	National Partnership
NPA	National Partnership Agreement
NTER	National Tax Equivalents Regime
OLGR	Office of Liquor Gaming and Racing
PC	Productivity Commission
PCEHR	Personally Controlled Electronic Health Record
PE stage	Preliminary evaluation stage
PNFC	Public Non-financial Corporation
PPP	Public Private Partnership
QGCIO	Queensland Government Chief Information Office
QGIF	Queensland Government Insurance Fund
QH	Queensland Health
QIRC	Queensland Industrial Relations Commission
QPS	Queensland Police Service
QTC	Queensland Treasury Corporation
QTH	Queensland Treasury Holdings Pty Ltd
QWC	Queensland Water Commission
RCH	Royal Children’s Hospital
S&P	Standard and Poor’s Ratings Services
SEQ	South East Queensland
SPER	State Penalties Enforcement Register
SPP	Specific Purpose Payment
TMR	Transport and Main Roads
TSC	Transport Service Contract
TSC (RI)	Transport Service Contract (Rail Infrastructure)
TSC-SEQIPP	Transport Service Contract – South East Queensland Infrastructure Planning and Programming
UEFO	Updated Economic and Fiscal Outlook
UPF	Uniform Presentation Framework
VSP	Voluntary Separation Program
WCQ	WorkCover Queensland
WCRW	Western Corridor Recycled Water
WGM	Water Grid Manager
WoG	Whole of Government

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